As filed with the Securities and Exchange Commission on July 19, 2005
Registration No. 333-125715

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 1
to the
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Wauwatosa Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Wisconsin	6035
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
11200 West Plank Court
Wauwatosa, Wisconsin 53226
(414) 258-5880
(Address, including Zip Code, and telephone number,
including area code, of Registrant’s principal executive offices)
Donald J. Stephens
Wauwatosa Holdings, Inc.
11200 West Plank Court
Wauwatosa, Wisconsin 53226
(414) 258-5880
(Name, address, including zip Code, and telephone number,
including area code, of agent for service)

Copies to:

James D. Friedman, Esq. Hoyt R. Stastney, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000	Alan Schick, Esq. Kent M. Krudys, Esq. Luse Gorman Pomerenck & Schick, P.C. 5335 Wisconsin Avenue, N.W. Suite 400 Washington, DC 20015 (312) 258-5548

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered	per Unit	Offering Price(2)	Fee(2)(3)

Common Stock, $.01 par value	9,627,139 shares(1)	$10.00	$96,271,390	$11,332

(1)	Includes shares of Common Stock to be issued to the Waukesha County Community Foundation, Inc., a public charitable foundation.

(2)	Estimated under Rule 457, based upon the offering price, solely for the purpose of calculating the registration fee.

(3)	Registration fee was previously paid on June 10, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Wauwatosa Holdings, Inc.
Holding Company for Wauwatosa Savings Bank
up to 7,935,000 Shares of Common Stock
        Wauwatosa Savings Bank, Wauwatosa, Wisconsin, is reorganizing into the mutual holding company form of organization. Wauwatosa Savings Bank will become a wholly-owned subsidiary of Wauwatosa Holdings, Inc., a Wisconsin stock corporation to be formed as part of the reorganization that will be the direct holder of all of the shares of Wauwatosa Savings Bank’s stock. As part of the reorganization, Wauwatosa Holdings is offering for sale up to 7,935,000 shares of its common stock. The shares being offered represent 30% of Wauwatosa Holdings’ outstanding common stock following the offering. In addition, we intend to issue shares of Wauwatosa Holdings common stock as a contribution to a charitable foundation equal to 5.50% of the total of the shares sold in the offering and those contributed to the charitable foundation, or 1.65% of all shares issued and outstanding following the offering. After the offering, approximately 68.35% of Wauwatosa Holdings’ outstanding common stock will be owned by Lamplighter Financial, MHC, our Wisconsin-chartered mutual holding company parent to be formed as part of the reorganization.
      We must sell a minimum of 5,865,000 shares in order to complete the offering, and we will terminate the offering if we do not sell the minimum number of shares. We may sell up to 9,125,250 shares because of regulatory considerations or changes in market or economic conditions without resoliciting subscribers. The offering is scheduled to terminate at noon, Wisconsin time, on                     , 2005. We may extend the termination date without notice to you, until                     , 2005, unless the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation approve a later date, which may not be beyond                     , 200     .
      The minimum purchase is 25 shares of common stock. The maximum purchase that an individual may make through a single deposit account is $500,000, and no person by himself, or with an associate or group of persons acting in concert may purchase more than $500,000. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond                     , 2005. If the offering is extended beyond                     , 2005, subscribers will have the right to modify or rescind their stock purchase orders. Funds received prior to the completion of the offering will be held in an account at Wauwatosa Savings Bank and will bear interest at our regular savings rate, which is currently 0.50% APY. If the offering is terminated, subscribers will have their funds returned promptly, with interest.
      Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in selling our common stock, but is not obligated to purchase any of the common stock that is being offered for sale. Subscribers will not pay any commissions to purchase shares of common stock in the offering. There is currently no public market for the common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in the common stock, but is under no obligation to do so. We expect that the common stock of Wauwatosa Holdings will be quoted on the Nasdaq National Market under the symbol “                    ”.
       This investment involves risk, including the possible loss of principal. Please read the “Risk Factors” beginning on page [16].
OFFERING SUMMARY
Price: $10.00 per share

			Adjusted
	Minimum	Maximum	Maximum

Number of shares	5,865,000	7,935,000	9,125,250
Estimated offering expenses excluding underwriting commissions and expenses	$1,372,000	$1,372,000	$1,372,000
Underwriting commissions and expenses(1)	$647,374	$836,904	$945,883
Net proceeds	$56,630,626	$77,141,096	$88,934,617
Net proceeds per share	$9.66	$9.72	$9.75

(1)	Includes $130,000 of underwriter’s expenses. See “THE REORGANIZATION AND STOCK OFFERING — Plan of Distribution and Marketing Arrangements” on page [ ] for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for this offering.
      THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY. NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE WISCONSIN DEPARTMENT OF FINANCIAL INSTITUTIONS, THE FEDERAL DEPOSIT INSURANCE CORPORATION, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Keefe, Bruyette & Woods
For information on how to subscribe, call the Stock Information Center at (     )      -          .
The date of this prospectus is                     , 2005

[MAP]

SUMMARY
      The following summary explains selected information regarding the reorganization, the offering of common stock by Wauwatosa Holdings, Inc. and the business of Wauwatosa Savings Bank. We have included a summary of material information; however, no summary can contain all the information that may be important to you. For additional information, you should read this prospectus carefully, including the consolidated financial statements and the notes to the consolidated financial statements.
Our Reorganization
      Wauwatosa Savings Bank is reorganizing into the mutual holding company form of organization. As part of the reorganization, we will form Wauwatosa Holdings, Inc., a mid-tier stock holding company, and Lamplighter Financial, MHC, a mutual holding company. As part of the transaction, Wauwatosa Savings Bank will convert from a mutual to a stock savings bank. At the conclusion of the reorganization, Wauwatosa Holdings will own all of the stock of Wauwatosa Savings Bank and, in turn, will be partially owned by Lamplighter Financial, MHC. In this prospectus, we refer to Wauwatosa Savings Bank, both before and after the reorganization, as Wauwatosa Savings, and to Wauwatosa Holdings, Inc. as Wauwatosa Holdings.
      The same directors who manage Wauwatosa Savings will manage Wauwatosa Holdings and Lamplighter Financial, MHC. Certain of the officers from Wauwatosa Savings will serve as officers of both Wauwatosa Holdings and Lamplighter Financial, MHC, without additional compensation.
      This chart shows our current ownership structure.
      This chart shows our new ownership structure, which is commonly referred to as the two-tier mutual holding company structure. The new structure reflects completion of the reorganization and the stock offering.

The Companies

Lamplighter Financial, MHC
      As part of our reorganization, Wauwatosa Savings will organize Lamplighter Financial, MHC as a Wisconsin-chartered mutual savings bank holding company which will be registered as a bank holding company with the Federal Reserve. After the completion of the stock offering, Lamplighter Financial, MHC is expected to own 68.35% of Wauwatosa Holdings’ outstanding common stock. So long as Lamplighter Financial, MHC exists, it is required to own a majority of the voting stock of Wauwatosa Holdings. As a result, shareholders other than Lamplighter Financial, MHC will not be able to exercise voting control over most matters put to a vote of shareholders of Wauwatosa Holdings. Lamplighter Financial, MHC, through its Board of Directors, will be able to exercise voting control over most matters put to a vote of shareholders. Lamplighter Financial, MHC’s main office is located at 11200 West Plank Court, Wauwatosa, Wisconsin 53226, and its telephone number is (414) 761-1000.

Wauwatosa Holdings, Inc.
      Upon completion of the reorganization and offering, Wauwatosa Holdings will be the Wisconsin-chartered mid-tier stock holding company for Wauwatosa Savings, and will own 100% of the common stock of Wauwatosa Savings. Wauwatosa Holdings will not initially have any significant assets other than the stock of Wauwatosa Savings and the proceeds retained from the stock offering. Wauwatosa Holdings has not engaged, and does not currently intend to engage in any business activity after the offering other than owning the common stock of Wauwatosa Savings and investing in marketable securities. Wauwatosa Holdings’ main office is located at 11200 West Plank Court, Wauwatosa, Wisconsin 53226, and its telephone number is (414) 761-1000.

Wauwatosa Savings Bank
      Wauwatosa Savings Bank is a Wisconsin-chartered savings bank headquartered in Wauwatosa, Wisconsin, a suburb of Milwaukee. Wauwatosa Savings was originally founded in 1921 as a state-chartered building and loan association. Wauwatosa Savings conducts substantially all of its business from six banking offices. Wauwatosa Savings’ executive officers are located at 11200 West Plank Court, Wauwatosa, Wisconsin 53226, and its telephone number is (414) 761-1000.
      We operate in the Milwaukee metropolitan area, which has a stable population and household base. All of our offices are located in Milwaukee and Waukesha Counties, Wisconsin. We have two full-service offices in Milwaukee County and three full-service offices in Waukesha County, which is immediately west of Milwaukee County. According to a recent census report, during the past three years, the population of Milwaukee County decreased by 0.1% and the population of Waukesha County increased by 1.0%, while the population of the United States increased by 1.0%. During that period, the number of households in Milwaukee and Waukesha Counties and in the United States increased 0.0%, 1.4% and 1.0%, respectively. In 2004, per capita income for Milwaukee and Waukesha Counties was $21,943 and $33,064, and the median household income was $41,373 and $69,404, respectively. This compares to per capita income for the State of Wisconsin and the United States of $23,962 and $24,902, respectively, and a median household income of $48,283 and $46,475, respectively.
      Milwaukee and Waukesha Counties have a stable mix of industry groups and employment sectors, including services, manufacturing and wholesale/retail trade. These three sectors comprise approximately 70.7% of the employment base in Milwaukee County and approximately 71.2% of the employment base in Waukesha County. There is no single industry or employer dominating the local economy. There has been and continues to be a gradual but sustained shift away from the manufacturing sector. Waukesha County’s unemployment rate for January 2005 of 4.0% was lower than the comparable Wisconsin unemployment rate of 4.8% and lower than the national unemployment rate of 5.7%. Milwaukee County’s unemployment rate for the same period of 2005 was 5.8%, higher than both the Wisconsin unemployment rate and the national unemployment rate. Consistent with the national and Wisconsin unemployment trends, Milwaukee and

Waukesha Counties’ January 2005 unemployment rates were lower compared to the January 2004 unemployment rates of 6.6% and 4.6%, respectively.
      At March 31, 2005, we had total assets of $1.34 billion, total deposits of $1.09 billion and equity of $130 million. Our principal business activities include the origination of mortgage loans secured by one- to four-family residential real estate, over four-family real estate, commercial real estate, and residential construction loans. Wauwatosa Savings offers a variety of deposit accounts, including non-interest- and interest-bearing demand deposits, savings and money market deposits and certificates of deposit. Deposits, particularly certificates of deposit, are our primary source of funds for our lending and investing activities.
Business Strategy
      Some highlights of our business strategy are as follows:

•	Remaining a Community-Oriented Institution. Our focus will be to retain our essentially mutual, community oriented charter and reinvest the proceeds of the offering consistent with our historical and continued commitment to meet the financial needs of the communities we serve and provide quality personal service to our customers.

•	Continuing Emphasis on Residential Real Estate Lending. We intend to continue our emphasis on the origination of residential real estate loans, especially over four-family loans. Expanded product offerings will help leverage our planned branch network expansion.

•	Expansion within Our Market Area. We plan to expand our branch network in the next few years by adding one to two branches each year within our existing market area, defined as Milwaukee and Waukesha counties and each of the other six contiguous counties. The additional capital raised in the offering will provide support for this growth.

•	Maintaining High Asset Quality. We have emphasized maintaining strong asset quality by following conservative underwriting criteria, and by exclusively originating loans secured by real estate in relatively favorable economic and real estate market conditions.
      For a more detailed description of our products and services see “BUSINESS OF WAUWATOSA SAVINGS BANK” beginning on page      . See also “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Business Strategy” beginning on page      for a discussion of our business strategy.
The Plan of Reorganization and Minority Stock Issuance
      The Board of Directors of Wauwatosa Savings adopted the Plan of Reorganization, including the Stock Issuance Plan, on May 17, 2005, as amended on June 3, 2005, under which: (i) Wauwatosa Holdings and Lamplighter Financial, MHC will be formed and (ii) Wauwatosa Holdings will issue a minority of its capital stock to persons other than Lamplighter Financial, MHC as described immediately below. Upon completion of the reorganization, Wauwatosa Holdings will own 100% of the common stock of Wauwatosa Savings. Lamplighter Financial, MHC will own a majority of the shares and will have control of Wauwatosa Holdings. Wauwatosa Savings, Wauwatosa Holdings, and Lamplighter Financial, MHC will all be Wisconsin chartered.
The Stock Offering
      State and federal law require that Lamplighter Financial, MHC own a majority of the outstanding shares of common stock of Wauwatosa Holdings. Accordingly, the shares that we are permitted to sell in the stock offering must represent a minority of our outstanding shares of common stock. Based on these restrictions, Wauwatosa Savings’ Board of Directors has decided to sell 30% of Wauwatosa Holdings’ outstanding shares of common stock in the stock offering. In addition, we intend to contribute shares of common stock, equal to 1.65% of the shares outstanding following the offering, to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, a local charitable foundation. The remaining 68.35% will be held by Lamplighter Financial, MHC.

      Lamplighter Financial, MHC has no plans, understandings or agreements, whether written or oral, to sell or otherwise dispose of its majority ownership interest in the common stock of Wauwatosa Holdings. However, Lamplighter Financial, MHC may convert to stock form in the future by offering its interest in Wauwatosa Holdings for sale to depositors and others in a subscription and community offering. Lamplighter Financial, however, has no plans to convert to stock form.
Reasons for the Reorganization and the Stock Offering
      The primary reasons for the reorganization and our decision to conduct the offering are to: (1) change our form of organization into a stock form, which will provide us with greater operating flexibility and allow us to better compete with other financial institutions; (2) increase our capital to support future growth and profitability while remaining within regulatory capital requirements; (3) offer our depositors, employees, management and directors an equity ownership interest in Wauwatosa Holdings and thereby obtain an economic interest in its future success; and (4) retain the characteristics of a mutual organization. The mutual holding company structure will allow our mutual holding company to retain voting control over most decisions to be made by Wauwatosa Holdings shareholders.
      The reorganization and the capital raised in the offering is expected to:

(1) Help us remain an independent community bank by giving us the financial strength to grow our bank and better enable us to serve our customers in our market area;

(2) Enable us to increase lending limits and support our emphasis on over four-family real estate lending;

(3) Provide additional funding to continue the growth of our branch network in our market area;

(4) Help us retain and attract qualified management through stock-based compensation plans; and

(5) Enhance our ability to support the communities we serve through the funding of the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation.
Terms of the Offering
      We are offering between 5,865,000 and 7,935,000 shares of common stock of Wauwatosa Holdings to qualified depositors, tax-qualified employee plans, members, officers, directors, and employees of Wauwatosa Savings and to the public to the extent shares remain available. The offering price of the shares of common stock is $10.00 per share.
      The maximum number of shares we sell in the offering may increase by up to 15%, to 9,125,250 shares, as a result of regulatory considerations, strong demand for the shares of common stock in the offering, or positive changes in financial markets in general and with respect to financial institution stocks in particular. Unless the pro forma market value of Wauwatosa Holdings decreases below $195.5 million or increases above $304.2 million, you will not have the opportunity to change or cancel your stock purchase order.
      Keefe, Bruyette & Woods, Inc., our marketing advisor in connection with the offering, will use its best efforts to assist us in selling our shares of common stock, but Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares in the offering.
      We also intend to contribute shares of common stock to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, equal to 5.50% of the total of the shares sold in the offering, representing 1.65% of all shares issued and outstanding after the offering.

Persons Who May Order Stock in the Offering
      We are offering the shares of common stock of Wauwatosa Holdings in a “subscription offering” in the following descending order of priority:

(1) Depositors who had accounts at Wauwatosa Savings with aggregate balances of at least $50 on April 30, 2004;

(2) The tax-qualified employee benefit plans of Wauwatosa Savings (including our employee stock ownership plan);

(3) Depositors who had accounts at Wauwatosa Savings with aggregate balances of at least $50 on , 2005 who do not qualify under priority (1) above;

(4) Depositors on , 2005, who do not qualify under priorities (1) or (3) above; and

(5) Employees, officers and directors of Wauwatosa Savings or Wauwatosa Holdings who do not qualify under one of the previous priorities.
      Our employee stock ownership plan intends to purchase 8% of the total of the shares sold in the offering and those contributed to the charitable foundation if sufficient shares remain following the satisfaction of orders from subscribers in the first category. If insufficient shares remain, our employee stock ownership plan intends to purchase such shares in the open market following the reorganization.
      If any shares of our common stock remain unsold in the subscription offering, we will offer such shares for sale in a community offering. Natural persons residing in Milwaukee, Waukesha, Ozaukee, Washington, Dodge, Jefferson, Walworth and Racine Counties, Wisconsin will have a purchase preference in any community offering. Shares also may be offered to the general public. The community offering, if any, may commence concurrently with, during or promptly after, the subscription offering. We also may offer shares of common stock not purchased in the subscription offering or the community offering through a syndicate of brokers in what is referred to as a syndicated community offering. The syndicated community offering, if necessary, would be managed by Keefe, Bruyette & Woods, Inc. and would commence as soon as practicable after the termination of the subscription offering and would be open to the general public beyond the local community. We have the right to accept or reject, in our sole discretion, any orders received in the community offering and the syndicated community offering.
      To ensure a proper allocation of stock, each eligible account holder must list on his or her stock purchase order form all deposit accounts in which he or she had an ownership interest on the earliest of the three qualifying dates. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation. We will strive to identify your ownership in all accounts, but cannot guarantee that we will identify all accounts in which you have an ownership interest. Our interpretation of the terms and conditions of the Plan of Reorganization and Stock Issuance Plan and of the acceptability of the stock purchase order forms will be final.
Limits on the Amount of Common Stock You May Purchase
      The minimum purchase is 25 shares of common stock. Generally, no individual, or individuals through a single account, may purchase more than $500,000 (50,000 shares of common stock). If any of the following persons purchase shares of common stock, their purchases when combined with your purchases cannot exceed $500,000 (50,000 shares of common stock):

•	Your parents, spouse, sisters, brothers, children, or anyone married to any of these persons, who live in the same house as you;

•	Persons exercising subscription rights through qualifying deposits registered to the same address;

•	Companies, trusts or other entities in which you have a 10% or greater financial interest or hold a management position; or

•	Other persons who may be acting together with you as associates or persons acting in concert.

      A detailed discussion of the limitations on purchases of common stock by an individual and persons acting together is set forth under the caption “THE REORGANIZATION AND STOCK OFFERING — Limitations on Common Stock Purchases” beginning on page      .
      Subject to regulatory approval, we may increase or decrease the purchase limitations in the offering at any time. Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation without regard to these purchase limitations.
How We Determined to Offer Between 5,865,000 Shares and 7,935,000 Shares and the $10.00 Price Per Share
      We decided to offer between 5,865,000 shares and 7,935,000 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by RP Financial, LC, a firm experienced in appraisals of financial institutions. RP Financial is of the opinion that as of May 20, 2005, the estimated pro forma market value of the common stock of Wauwatosa Holdings on a fully converted basis was between $195.5 million and $264.5 million with a midpoint of $230.0 million. The term “fully converted” means that RP Financial assumed that 100% of our common stock had been sold to the public, rather than the 31.65% that will be issued in the offering and contributed to the charitable foundation.
      In preparing its appraisal, RP Financial considered the information contained in this prospectus, including our consolidated financial statements. RP Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of Wauwatosa Holdings and Wauwatosa Savings and the economic and demographic conditions in Wauwatosa Savings’ existing market area;

•	certain historical, financial and other information relating to Wauwatosa Savings;

•	a comparative evaluation of the operating and financial statistics of Wauwatosa Savings with those of other similarly situated publicly traded savings banks that are in the mutual holding company form of ownership;

•	the aggregate size of the common stock offering;

•	the impact of the stock offering on Wauwatosa Holdings’ consolidated equity and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.
      In addition, we intend to issue shares of common stock to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation. The shares will be equal to 5.50% of the total of the shares sold in the offering, representing 1.65% of all shares issued and outstanding after the offering. The contribution of common stock to the charitable foundation will have the effect of reducing our pro forma valuation. See “COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” beginning on page      of this prospectus.
      In reviewing the appraisal, our Board of Directors considered the methodologies and the appropriateness of the assumptions used by RP Financial in addition to the factors listed above, and our Board of Directors believes that these assumptions were reasonable.
      The Board of Directors determined that the common stock should be sold at $10.00 per share and that 31.65% of the shares of our common stock should be issued in the offering (including the shares issued to the charitable foundation), and 68.35% should be held by Lamplighter Financial, MHC, after giving effect to the contribution of common stock to the charitable foundation. Based on the estimated valuation range and the purchase price, the number of shares of our common stock that will be outstanding upon completion of the stock offering will range from 19,550,000 to 26,450,000 (subject to adjustment to 30,417,500), and the number of shares of our common stock that will be sold in the stock offering will range from 5,865,000 shares to 7,935,000 shares (subject to adjustment to 9,125,250 shares), with a midpoint of 6,900,000 shares. The number of shares that Lamplighter Financial, MHC will own after the offering will range from 13,362,425 shares to 18,078,575 shares (subject to adjustment to 20,790,361 shares). The estimated valuation range may be amended with the approval of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, if required, or if necessitated by subsequent developments in the financial condition of Wauwatosa Savings or market conditions generally.
      The appraisal will be updated before we complete the stock offering. If the pro forma market value of the common stock (including the shares retained by Lamplighter Financial, MHC) at that time is either below $195.5 million or above $304.2 million, then, after consulting with the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, we may: terminate the stock offering and return promptly all funds; extend or hold a new subscription or community offering, or both; establish a new offering range and commence a resolicitation of subscribers; or take such other actions as may be permitted by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. Under such circumstances, we will notify you, and you will have the opportunity to reconfirm or modify your stock purchase order or, if you choose to rescind your stock purchase order, your subscription funds will be promptly refunded to you with interest at our regular savings rate. In no event may the stock offering be extended beyond                     , 200 .
      Two measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual net income. RP Financial considered these ratios, among other factors, in preparing its appraisal. Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities. RP Financial’s appraisal also incorporates an analysis of a peer group of publicly traded mutual holding companies that RP Financial considered to be comparable to us.
      The following table presents a summary of selected pricing ratios for the peer group companies in their current structure, as publicly-traded mutual holding companies, and the pro forma pricing ratios for Wauwatosa Holdings as calculated by RP Financial in its appraisal. These ratios are based on earnings for the 12 months ended March 31, 2005 and book value as of March 31, 2005.

	Price to		Price to Book
	Earnings Multiple		Value Ratio

Wauwatosa Holdings (pro forma):
Maximum	28.71	x	132.98%
Minimum	21.25	x	108.46%
Peer group companies as of May 20, 2005:
Average	31.97	x	193.75%
Median	32.44	x	185.57%

      The following table presents pro forma pricing ratios for the peer group of companies, assuming they had completed a second-step conversion, and for Wauwatosa Holdings, assuming it had also fully converted. RP Financial’s calculations of the fully-converted pricing multiples for the peer group companies assume the pro forma impact of selling the mutual holding company shares of each of the peer group companies at their respective trading prices on May 20, 2005. RP Financial’s calculation of the fully-converted pricing multiples for Wauwatosa Holdings assumes the pro forma impact of selling 100% of the shares to be issued to the public at $10.00 per share. Compared to the average fully converted pricing ratios of the peer group, Wauwatosa Holdings’ pro forma fully converted pricing ratios at the maximum of the offering range indicated a premium of 6.7% on a price-to-earnings basis and a discount of 18.8% on a price-to-book basis. At the minimum and maximum of the valuation range a share of common stock is priced at 21.11 times and 28.50 times Wauwatosa Holdings’ earnings. The peer group companies, as of May 20, 2005, traded on average at 26.70 times earnings. The median trading price of the peer group common stock was at 26.53 times earnings. At the minimum and maximum of the valuation range, the common stock is valued at 66.97% and 75.77%, respectively, of Wauwatosa Holdings’ pro forma book value. This represents a discount to the average trading price to book value of peer group companies, which as of May 20, 2005, averaged 93.36%. As of May 20, 2005, the median trading price of peer group companies was 91.20% of the book value of these companies.

	Fully Converted		Fully Converted
	Equivalent at Pro		Equivalent Pro Forma
	Forma Price to		Price to Book
	Earnings Multiple		Value Ratio

Wauwatosa Holdings
Maximum	28.50	x	75.77%
Minimum	21.11	x	66.97%
Valuation of peer group companies as of May 20, 2005
Average	26.70	x	93.36%
Medians	26.53	x	91.20%
      In preparing the fully converted pricing ratio analysis, RP Financial assumed offering expenses equal to 2.0% of the gross proceeds, a pre-tax reinvestment rate of 3.43% of the net proceeds of the offering, a tax rate of 36.50%, purchases by the employee stock ownership plan equal to 8.0% of the offered shares, funded with a loan from Wauwatosa Holdings with a 10 year term, purchases by the recognition and retention plan equal to 4.0% of the offered shares with a five-year vesting scheduled and the adoption of a stock option plan equal to 10.0% of the offered shares. Shares of common stock purchased by the recognition and retention plan were assumed at $10.00 per share. The stock options were assumed to be granted with an exercise price of $10.00 per share, vest over a five-year period and have a term of 10 years.
      The independent appraisal does not indicate stock market value. Do not assume or expect that Wauwatosa Holdings’ valuation as indicated above means that the common stock will trade at or above the $10.00 purchase price after the stock offering.

After-Market Performance of Mutual-to-Stock Conversions
      The following table provides information regarding the after market performance of the “first step” mutual holding company offerings completed from January 1, 2004 through May 20, 2005. As part of its appraisal of our pro forma market value, RP Financial considered the after market performance of mutual-to-stock conversions completed in the three months prior to May 20, which was the date of its appraisal report. RP Financial considered information regarding the new issue market for converting thrifts as part of its consideration of the market for thrift stocks.
“First-Step” Mutual Holding Company Offerings with
Completed Closing Dates between January 1, 2004 and May 20, 2005

	Price Performance from Initial Trading Date(1)

						Through
Company Name	Ticker	IPO Date	1 Day	1 Week	1 Month	May 20, 2005

FedFirst Financial Corp.	FFCO	04/07/05	(6.6)%	(9.3)%	(14.5)%	(12.0)%
Brooklyn Federal Bancorp, Inc.	BFSB	04/06/05	(0.5)%	(1.0)%	(5.0)%	0.0%
Prudential Bancorp of PA Inc.	PBIP	03/30/05	(1.5)%	(6.5)%	(12.5)%	(4.0)%
Kentucky First Federal Bancorp	KFFB	03/03/05	7.9%	12.0%	12.4%	15.0%
Kearny Financial Corp.	KRNY	02/24/05	13.9%	15.0%	11.3%	7.3%
Home Federal Bancorp of LA	HFBL	01/21/05	(1.0)%	0.5%	(0.8)%	(1.0)%
BV Financial, Inc.	BVFL	01/14/05	(6.5)%	(5.0)%	(0.7)%	(12.5)%
Georgetown Bancorp, Inc.	GTWN	01/06/05	2.0%	(0.5)%	0.5%	(7.5)%
SFSB, Inc.	SFBI	12/31/04	7.5%	(0.9)%	(1.5)%	(14.5)%
Ocean Shore Holding Co.	OSHC	12/22/04	21.5%	22.0%	6.3%	5.0%
Lincoln Park Bancorp, Inc.	LPBC	12/20/04	10.0%	12.5%	0.0%	(10.0)%
Abington Community Bancorp, Inc.	ABBC	12/17/04	33.5%	33.0%	29.0%	16.6%
Home Federal Bancorp, Inc.	HOME	12/07/04	24.9%	26.8%	23.3%	17.8%
Atlantic Coast Federal Corp.	ACFC	10/05/2004	17.5%	23.1%	30.0%	22.3%
PSB Holdings, Inc.	PSBH	10/05/2004	5.0%	6.0%	5.0%	4.0%
Naugatuck Valley Financial Corp.	NVSL	10/01/2004	8.0%	8.1%	8.0%	2.9%
SI Financial Group Inc.	SIFI	10/01/2004	12.0%	10.6%	10.3%	2.0%
First Federal Financial Services, Inc.	FFFS	06/29/2004	15.0%	22.5%	35.0%	42.5%
Monadnock Community Bancorp, Inc.	MNCK	06/29/2004	3.8%	0.0%	(3.8)%	62.5%
Osage Federal Financial, Inc.	OFFO	04/01/2004	20.0%	22.5%	9.5%	34.0%
Wawel Savings Bank	WAWL	04/01/2004	29.5%	25.0%	12.5%	(0.5)%
K-Fed Bancorp	KFED	03/31/2004	34.9%	29.3%	15.9%	17.1%
Citizens Community Bancorp	CZWI	03/30/2004	23.7%	27.5%	18.0%	37.5%
Clifton Savings Bancorp, Inc.	CSBK	03/04/2004	22.5%	37.8%	32.9%	5.0%
Cheviot Financial Corp.	CHEV	01/06/2004	33.2%	33.5%	34.2%	11.5%
Average			13.7%	13.8%	10.2%	9.6%
Median			12.0%	12.5%	9.5%	5.0%

(1)	Source SNL DataSource.
      This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering;

and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to Wauwatosa Holdings, the pricing ratios for their stock offerings may be different from the pricing ratios for Wauwatosa Holdings common stock and the market conditions in which these offerings were completed may be different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the section entitled “RISK FACTORS” beginning on page      .
      You should be aware that, in certain market conditions, stock prices of thrift IPOs have decreased. For example, as the above table illustrates, the stock of 10 companies traded at or below their initial offering price at various times through May 20, 2005. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent first-step mutual holding company offerings.
Our Issuance of Shares of Common Stock to the Charitable Foundation
      To further our responsibility to our local community, we intend to contribute shares of our common stock to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation. We will issue shares of our common stock, ranging from 322,575 shares at the minimum of the valuation range to 501,889 shares at the maximum, as adjusted, of the valuation range, having an initial market value of $3.2 million at the minimum of the valuation range and $5.0 million at the maximum, as adjusted, of the valuation range, to the charitable foundation. We have no current intent to issue additional shares of common stock or make other contributions to the charitable foundation in the future. As a result of the issuance of shares to the charitable foundation, we will record an after-tax expense of approximately $2.0 million at the minimum of the valuation range and of approximately $3.2 million at the maximum, as adjusted, of the valuation range, during the quarter in which the stock offering is completed. The Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation is dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate.
      Contributing shares of common stock to the charitable foundation will:

•	dilute the voting interests of purchasers of shares of our common stock in the offering; and

•	result in an expense, and a reduction in earnings during the quarter in which the offering closes and the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.
      The funding of the charitable foundation has been unanimously approved by the disinterested members of the board of directors of Wauwatosa Savings.
      See “RISK FACTORS — The Issuance of Shares to the Charitable Foundation Will Dilute Your Ownership Interests and Adversely Affect Net Income” on page      , “COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” on page      , and “WAUKESHA COUNTY COMMUNITY FOUNDATION, INC.” on page      .
How You May Pay for Your Shares
      In the subscription offering and the community offering you may pay for your shares only by:

(1) personal check, bank check or money order; or

(2) authorizing us to withdraw money from your deposit account(s) maintained with Wauwatosa Savings.
      If you wish to use your individual retirement account at Wauwatosa Savings to pay for your shares, please be aware that federal law requires that such funds first be transferred to a self-directed retirement account with a trustee other than Wauwatosa Savings. The transfer of such funds to a new trustee takes time, so please make arrangements as soon as possible. Contact the Stock Information Center for further information. Also, please be aware that Wauwatosa Savings is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering.
      You can subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment, provided we receive the stock order form before noon, Wisconsin time,                     , 2005, when the offering will end. We will pay interest at Wauwatosa Savings’ regular savings rate from the date funds are received until completion or termination of the offering. Withdrawals from certificates of deposit at Wauwatosa Savings for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty and will continue to earn interest at the contract rate until the offering is completed. All funds authorized for withdrawal from deposit accounts with Wauwatosa Savings must be in the deposit accounts at the time the stock order form is received. However, funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable deposit account rate until the completion of the offering. A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you. After we receive an order, the order cannot be revoked or changed, except with our consent. Payment may not be made by wire transfer or any other electronic transfer of funds. In addition, we are not required to accept copies or facsimiles of order forms.
      For a further discussion regarding the stock ordering procedures see “THE REORGANIZATION AND STOCK OFFERING — Prospectus Delivery and Procedure for Purchasing Shares” on page      .
You May Not Sell or Transfer Your Subscription Rights
      If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the shares of common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who we believe sells or gives away his or her subscription rights. We will not accept your stock order if we have reason to believe that you sold or transferred your subscription rights. We have the right to reject any order submitted in the offering by a person we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent, the terms and conditions of the Plan of Reorganization and Stock Issuance Plan.
Deadline for Orders of Common Stock
      If you wish to purchase shares of common stock, we must receive your properly completed stock order form, together with payment for the shares, no later than noon, Wisconsin time, on                     , 2005, unless we extend this deadline. You may submit your stock order form by mail using the return envelope provided, by overnight courier to the indicated address on the stock order form, or by bringing your stock order form to our Stock Information Center or any of our full-service offices during regular business hours. Once submitted, your stock order is irrevocable unless the offering is terminated or extended beyond                     , 2005.
Federal and Wisconsin Income Tax Consequences of the Reorganization
      We have received federal and Wisconsin income tax opinions of our counsel Quarles & Brady LLP to the effect that the reorganization will not result in any taxable gain to Wauwatosa Savings, Wauwatosa Holdings, Lamplighter Financial, MHC or to the holders of the deposit accounts in Wauwatosa Savings, except that persons (including holders of the deposit accounts in Wauwatosa Savings) who receive non-transferable subscription rights to purchase shares may recognize income to the extent of the fair market value, if any, of the subscription rights received. See “THE REORGANIZATION AND STOCK OFFERING — Federal and Wisconsin Income Tax Consequences” on page      .

Termination of the Offering
      The subscription offering will terminate at noon, Wisconsin time, on                     , 2005. We expect that the community offering, if commenced, would terminate at the same time. We may extend this expiration date without notice to you, until                     , 2005, unless regulators approve a later date, which may not be beyond                     , 200     . If the subscription offering and/or community offerings extend beyond                     , 2005, we will be required to resolicit subscriptions before proceeding with the offering. In such event, if you choose not to subscribe for the common stock, your funds will be promptly returned to you with interest.
Steps We May Take If We Do Not Receive Orders for the Minimum Number of Shares
      If we do not receive orders for at least 5,865,000 shares of common stock, we may take steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may (i) increase the purchase limitations; and/or (ii) seek regulatory approval to extend the offering beyond the                     , 2005 expiration date, provided that any such extension will require us to resolicit subscriptions received in the offering; and/or (iii) attempt to sell shares of common stock in a syndicated community offering.
Our Policy Regarding Dividends
      Following completion of the offering, our Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. Our Board has not currently considered a policy of paying cash dividends on the common stock. If the Board considers the payment of dividends in the future, which cannot be assured, the payment of dividends will depend upon a number of factors, including the following:

•	regulatory capital requirements,

•	our financial condition and results of operations,

•	tax considerations,

•	statutory and regulatory limitations, and

•	general economic conditions.
      Some holding companies that are chartered by other regulatory agencies waive dividends. As a mutual holding company regulated by the Federal Reserve Board under current Federal Reserve policies, Lamplighter Financial, MHC would be prohibited from waiving dividends declared and paid by Wauwatosa Holdings. If Wauwatosa Holdings pays dividends to its shareholders, it therefore will be required to pay dividends to Lamplighter Financial, MHC. The fact that dividends must be paid to Lamplighter Financial, MHC may act to reduce the level of dividends paid.
Market for the Common Stock
      We anticipate that the common stock sold in the offering will be quoted on the Nasdaq National Market under the symbol “                    .” Keefe, Bruyette & Woods, Inc. currently intends to make a market in the shares of common stock, but it is under no obligation to do so.
How We Intend to Use the Proceeds We Raise from the Offering
      Assuming we sell 7,935,000 shares of common stock in the offering, and we generate net proceeds of approximately $77.1 million, we intend to use the net proceeds as follows:

•	Approximately $38.6 million (50% of the net proceeds) will be contributed to Wauwatosa Savings;

•	Approximately $38.6 million (50% of the net proceeds) will be retained by Wauwatosa Holdings; and

•	Of the amount retained by Wauwatosa Holdings, approximately $6.7 million (8.7% of the net proceeds) will be loaned to the employee stock ownership plan to fund its purchase of 8% of the total of the shares sold in the offering and those contributed to the charitable foundation.

      Wauwatosa Savings may use the proceeds it receives to expand its banking franchise internally, through expanded branches, or through acquisitions, to make loans, to support new products and services, to purchase securities, and for general corporate purposes. Wauwatosa Holdings may use the proceeds it receives to finance the purchase of common stock in the offering by our employee stock ownership plan, purchase securities, repurchase its securities, acquire other financial institutions or financial services businesses, and for general corporate purposes. See “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page      . Neither Wauwatosa Savings nor Wauwatosa Holdings is considering any specific acquisition transaction at this time.
Once Submitted, Your Purchase Order May Not Be Revoked Unless the Offering is Terminated or Extended Beyond                     , 2005
      Funds that you use to purchase shares of our common stock in the offering will be held in an interest bearing account until the termination or completion of the offering, including any extension of the expiration date. The Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation approved the offering on                     , 2005 and                     , 2005, respectively; however, because completion of the offering will be subject to an update of the independent appraisal, among other reasons, there may be one or more delays in the completion of the offering. Any orders that you submit to purchase shares of our common stock in the offering are irrevocable, and you will not have access to subscription funds unless the stock offering is terminated, or extended beyond                     , 2005.
Our Officers, Directors and Employees Will Receive Additional Compensation and Benefit Programs After the Offering
      We intend to establish an employee stock ownership plan, and we intend to seek shareholder approval to implement a stock option plan and a recognition and retention plan. The Board of Directors of Wauwatosa Savings has adopted an employee stock ownership plan, which will award shares of our common stock to eligible employees primarily based on their compensation. The Board of Directors of Wauwatosa Holdings will, at the completion of the offering, ratify the action to make the employee stock ownership plan loan and to issue the common stock, if available, to the employee stock ownership plan.
      Our tax-qualified benefit plans, including our employee stock ownership plan, are authorized to purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation. If our tax-qualified benefit plans are not able to purchase shares in the stock offering because depositors with prior subscription rights have purchased all available shares, our tax-qualified benefit plans intend to make purchases of shares in the open market following completion of the offering.
      In addition to the employee stock ownership plan, we may grant awards under one or more stock benefit plans, including a stock option plan and a recognition and retention plan, in an amount up to 14% of the number of shares of common stock held by persons other than Lamplighter Financial, MHC. The stock option plan and recognition and retention plan cannot be established sooner than six months after the offering and would require the approval of our shareholders by a majority of the votes eligible to be cast (excluding the votes eligible to be cast by Lamplighter Financial, MHC), unless another vote requirement is permitted or required by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The number of options granted or shares awarded under any stock option plan or recognition and retention plan are limited by regulation and may not exceed 10% and 4%, respectively, of the total of the shares sold in the offering and those contributed to the charitable foundation, if such plans are adopted within one year from the date of completion of the offering. If the stock option plan or recognition and retention plan is adopted after one year from the date of the completion of the offering, such plans may be permitted to grant or award a greater number of options and shares of common stock, subject to shareholder approval.
      The employee stock ownership plan and the recognition and retention plan will increase our future compensation costs. We will have to expense the fair value of shares granted under the recognition and retention plan, thereby reducing our earnings. In addition, under newly adopted financial reporting rules, companies such as Wauwatosa Holdings are required to expense the fair value of stock options granted to officers, directors and employees, effective for all fiscal years beginning after June 15, 2005. Based upon the new statement, we will have to expense the fair value of stock options, which will increase our compensation costs. Additionally, shareholders will experience a reduction in their ownership interest if newly issued shares of common stock are used to fund stock options and the recognition and retention plan. See “RISK FACTORS — The Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income” on page      and “MANAGEMENT — Future Stock Benefit Plans,” on page      .
      The following table summarizes the stock benefits that our officers, directors and employees may receive following the offering, at the maximum of the offering range. The table assumes that we initially implement a stock option plan granting options to purchase 10% of the total of the shares sold in the offering and those contributed to the charitable foundation and a recognition and retention plan awarding shares of common stock equal to 4% of that total (the maximum amount of shares if such plans are adopted within one year from the date of completion of the offering):

				Value of Benefits
		% of		Based on
	Individuals Eligible to	Shares		Maximum of
Plan	Receive Awards	Issued(1)		Offering Range

Employee stock ownership plan	All employees	8%		$6,697,140
Recognition and retention plan	Directors and officers	4%	(2)	$3,348,570
Stock option plan	Directors, officers and employees	10%	(2)	$8,371,425	(3)

(1)	Excluding shares issued to Lamplighter Financial, MHC.

(2)	The stock option plan and recognition and retention plan may award a greater number of options and shares, respectively, if the plans are adopted more than one year after the stock offering.

(3)	Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The fair value of a stock option will depend upon increases, if any, in the price of our common stock during the period in which the stock option may be exercised.
      The fair value of the shares obtained for the recognition and retention restricted stock plan will be based on the price of Wauwatosa Holdings’ common stock at the time those shares are purchased or issued, which, subject to shareholder approval, cannot be implemented until at least six months after the offering. The following table presents the total value of all shares to be available for award and issuance under the restricted stock plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share.

				385,086 Shares
	247,503 Shares	291,180 Shares	334,857 Shares	Awarded at
	Awarded at	Awarded at	Awarded at	Maximum of Range,
Share Price	Minimum of Range	Midpoint of Range	Maximum of Range	as Adjusted

$ 8.00	$1,980,024	$2,329,440	$2,678,856	$3,080,688
10.00	2,475,030	2,911,800	3,348,570	3,850,860
12.00	2,970,036	3,494,160	4,018,284	4,621,032
14.00	3,465,042	4,076,520	4,687,998	5,391,204
Restrictions on the Acquisition of Wauwatosa Holdings
      Wisconsin law, as well as provisions contained in the Plan of Reorganization and Stock Issuance Plan, and Wauwatosa Holdings’ articles of incorporation and bylaws, restrict the ability of any person, firm or entity to acquire Wauwatosa Holdings or its respective capital stock. These restrictions include the requirement that for a period of five years from the completion of the offering, a potential acquirer of common stock obtain prior regulatory approval before acquiring in excess of 10% of the voting stock of Wauwatosa Holdings. Because a majority of the shares of outstanding common stock of Wauwatosa Holdings must be owned by Lamplighter Financial, MHC, any acquisition of Wauwatosa Holdings must be approved by Lamplighter Financial, MHC; Lamplighter Financial, MHC would not be required to pursue or approve a sale of Wauwatosa Holdings even if such sale were favored by a majority of Wauwatosa Holdings’ public shareholders.

Recent Results of Operations
      Net income decreased $1.4 million, or 17.8%, to $6.4 million for the nine months ended March 31, 2005 from $7.8 million for the nine months ended March 31, 2004. The decrease in net income resulted primarily from the establishment of an accrual related to a dispute with the Wisconsin Department of Revenue, which reduced net income for the 2005 period by $1.8 million. The accrual was recorded in the nine months ended March 31, 2005 as the direct result of a general settlement agreement offered by the Wisconsin Department of Revenue in a letter dated July 27, 2004, and covered the period beginning July 1, 2002 through March 31, 2005. That portion of the accrual pertaining specifically to the quarter ended March 31, 2005 was $133,000. Income tax and interest thereon will continue to be accrued related to this issue until the issue is resolved.
      Net income decreased $521,000, or 4.7%, to $10.6 million in fiscal 2004 from $11.1 million for fiscal 2003. The decrease in net income resulted from an increase in higher noninterest expense of $2.8 million, or 15.7%, to $20.4 million for fiscal 2004 from $17.6 million for fiscal 2003. The increase in noninterest expense was comprised primarily of a $2 million, or 23.3%, increase in compensation, payroll taxes and other employee benefits resulting from the increase in staffing necessary to sustain our growth in assets and related operations. In addition, there was a $935,000, or 36.7%, increase in occupancy, office furniture and equipment related to the addition of a new corporate center and a new branch office. Both of these increases are on-going expenses which were partially offset by an increase in net interest income of $1.7 million, or 5.2%, partially generated by increases in the volume of loans outstanding and deposit funding.
Possible Conversion of Lamplighter Financial, MHC to Stock Form
      In the future, Lamplighter Financial, MHC may convert from a mutual to capital stock form, in a transaction commonly known as a “second step” conversion. In a second step conversion, depositors of Wauwatosa Savings would have subscription rights to purchase common stock of Wauwatosa Holdings or its successor equal to the value of Lamplighter Financial, MHC’s interest in Wauwatosa Holdings, and the public shareholders of Wauwatosa Holdings would be entitled to exchange their shares of common stock for an equal percentage of shares of the stock holding company resulting from the conversion. This percentage may be adjusted to reflect any assets owned by the MHC, and there can be no assurance as to whether or when such a conversion would occur.
      The Board of Directors has no current plan to undertake a second step conversion transaction.
Proposed Stock Purchases by Management
      Wauwatosa Holdings’ directors and executive officers and their associates are expected to seek to purchase approximately 185,200 shares of common stock in the offering, which represents 2.5% of the total shares to be sold in the offering to the public and those contributed to the charitable foundation and 0.8% of the total shares to be outstanding at the midpoint of the offering range. Directors and executive officers will pay the same $10.00 per share price paid by all other persons who purchase shares in the offering. These shares will be counted in determining whether the minimum of the range of the offering is reached.
How You May Obtain Additional Information Regarding the Offering
      If you have any questions regarding the offering, please call the Stock Information Center at (                    )                     -                    , 11200 West Plank Court, Wauwatosa, Wisconsin, Monday through Friday between 8:00 a.m. and 5:00 p.m., Wisconsin time.

RISK FACTORS
      You should carefully consider the following risk factors, along with the other factors discussed in this prospectus, in evaluating an investment in the common stock.
Risks Associated With the Business of Wauwatosa Savings

Changing Interest Rates May Hurt Our Profits.
      Interest rates were recently at historically low levels. However, since June 30, 2004, the U.S. Federal Reserve has increased its target for the federal funds rate eight times from 1.25% to 3.25%. If interest rates continue to rise, and if our cost of deposits and borrowings reprice upwards faster than the interest income we receive on our loans and investments, we would experience compression of our net interest income, which would have a negative effect on our profitability. Specifically, at March 31, 2005, certificate of deposit accounts totaling $574.3 million will mature within one year. As these deposits mature, our cost of funds will increase if market interest rates are higher, resulting in a reduction in our net interest income. Increases in market rates do not affect the Wauwatosa Savings mortgage loan portfolio as quickly as they affect certificates of deposit. In a rising interest rate environment, the average lives of mortgage loans and mortgage-related securities extend, resulting in a longer period over which the lower rate is earned, thus negatively impacting net interest income. Furthermore, Wauwatosa Savings has historically not raised the rates on its adjustable rate mortgage loans secured by one- to four-family owner-occupied residences, even though it reserves the right to do so, thus foregoing additional net interest income.
      See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Management of Market Risk” on page      .

We Have Opened New Branches and Expect to Open Additional New Branches Which Will Reduce Our Profitability In the Near Term as They Generate New Deposit and Loan Portfolios.
      Wauwatosa Savings opened new branch offices in Oconomowoc in 2003 and Pewaukee in 2004. Wauwatosa Savings intends to continue to expand through de novo branching. The expense associated with building and staffing new branches will significantly increase our noninterest expenses, with compensation and occupancy costs constituting the largest amount of increased costs. Losses are expected from these new branches for some time as the expenses associated with them are largely fixed and are typically greater than the income earned as the branches build up their customer base. Wauwatosa Savings management has projected that it will take a full 36 months for a new branch to become profitable. Neither the Oconomowoc nor the Pewaukee branches, which have been open less than 36 months, are currently profitable. All other Wauwatosa Savings full-service branches are individually profitable. There can be no assurance that our branch expansion will result in increased earnings, or that it will result in increased earnings within a reasonable period of time. We expect that the success of our branching strategy will depend largely on the ability of our staff to market the deposit and loan products offered at the branches. Depending upon locating acceptable sites, we anticipate opening one or two branches in each of the next several years.

Wisconsin Tax Developments Could Reduce Our Net Income.
      Like many financial institutions located in Wisconsin, Wauwatosa Savings transferred investment securities and mortgage loan participations to a wholly-owned subsidiary located in Nevada. Because the subsidiary holds and manages those assets and is located in the state of Nevada, income from its operations has not been subject to Wisconsin taxation. The investment subsidiary has not filed returns with, or paid income or franchise taxes to, Wisconsin. The Wisconsin Department of Revenue (the “Department”) recently implemented a program to audit Wisconsin financial institutions which have formed and contributed assets to subsidiaries located outside of Wisconsin, and the Department has generally indicated that it may assess franchise taxes on the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. However, the Department has not yet asserted a claim or issued an assessment against Wauwatosa Savings. Wauwatosa Savings is currently being audited by the Department for the years 1998 through 2003.

      Prior to the formation of the investment subsidiary, Wauwatosa Savings sought and obtained private letter rulings from the Department confirming that the Nevada subsidiary’s income would not be taxed in Wisconsin. Wauwatosa Savings believes that it has complied in all respects with Wisconsin law and the private rulings received from the Department. Should a Wisconsin tax assessment be issued, Wauwatosa Savings intends to defend its position through the available administrative appeals process at the Department and through other judicial remedies if necessary. Although Wauwatosa Savings will oppose any such assessment, there can be no assurance that the Department will not be successful in whole or in part in its efforts to tax the income of Wauwatosa Savings’ Nevada investment subsidiary. During the nine months ended March 31, 2005, Wauwatosa Savings accrued an estimated state liability, including interest, of $2.8 million for its estimate of the probable assessment amount on the basis of facts known at that time. A deferred federal tax benefit of $1.0 million was also established as a result of this accrual. Wauwatosa Savings intends to continue accruing state income taxes on future investment subsidiary earnings consistent with the accrual previously described until such time as the dispute is resolved.
      Depending upon the terms and circumstances, an adverse resolution of these matters could result in additional Wisconsin tax obligations for prior periods and/or higher Wisconsin taxes going forward, with a substantial negative impact on the earnings and operating cash flows of Wauwatosa Holdings. We may also need to incur costs in the future to address any action taken against us by the Wisconsin Department of Revenue.

If Our Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease.
      We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loss and delinquency experience on different loan categories and we evaluate existing economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance which would decrease our net income. Although we are unaware of any specific problems with our loan portfolio that would require any increase in our allowance at the present time, it may need to be increased further in the future due to our emphasis on loan growth and on increasing our portfolio of commercial real estate loans.
      In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, although we are unaware of any reason for them to do so at the present time. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our results of operations and financial condition.

If Economic Conditions Deteriorate, Our Results of Operations and Financial Condition Could Be Adversely Affected as Borrowers’ Ability to Repay Loans Declines and the Value of the Collateral Securing Our Loans Decreases.
      Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. At March 31, 2005, loans secured by real estate represented 99.9% of our total loans, substantially all of which are secured by properties located in Southeastern Wisconsin. Adverse changes in the economy also may have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

A Large Portion of Our Loan Portfolio Is Relatively Unseasoned Over Four-Family Loans, Which May Be Individually Riskier Than One- To Four-Family Loans.
      One of the drivers of our recent loan portfolio growth is an increase in the amount of our over four-family loans. Loans secured by over four-family real estate generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by over four-family properties are often dependent on successful operation or management of the properties and the cash flow received from rents, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. As the amount of our over four-family loans increases, we will also increase our allowance for loan losses. If borrowers default on their over four-family loans, our allowance for loan losses may be inadequate, and such defaults may adversely affect the profitability of Wauwatosa Savings.

Strong Competition Within Our Market Area May Limit Our Growth and Profitability.
      Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we have and offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market area. The greater resources and deposit and loan products offered by our competitors may limit our ability to increase our interest earning assets. For additional information see “BUSINESS OF WAUWATOSA SAVINGS BANK — Competition” on page      .

We Operate in a Highly Regulated Environment and We May Be Adversely Affected by Changes in Laws and Regulations.
      We are subject to extensive regulation, supervision and examination by the Wisconsin Department of Financial Institutions, as our chartering authority, by the Federal Deposit Insurance Corporation, as insurer of deposits, and by the Federal Reserve Board as regulator of our two holding companies. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution’s allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on our operations.
Risks Related to this Offering

The Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income.
      We anticipate that our employee stock ownership plan will purchase in the stock offering, or in the open market following the reorganization, an amount equal to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation. The purchases will be funded through borrowings from Wauwatosa Holdings. The cost of acquiring the shares of common stock for the employee stock ownership plan will be between $5.0 million at the minimum of the offering range and $7.7 million at the adjusted maximum of the offering range using the $10.00 per share offering price, and may be more if purchased in the open market following the reorganization. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares of common stock committed to be released to employees as the loan is repaid. If the common stock appreciates in value over time, compensation expense relating to the employee stock ownership plan will increase.
      We also intend to ask shareholders to approve a recognition and retention plan and a stock option plan after the offering. We intend to grant awards under one or more stock benefit plans, including the recognition and retention plan and stock option plan, in an amount up to 14% of the number of shares of common stock held by persons other than Lamplighter Financial, MHC. The number of options granted or shares awarded under any initial stock option plan or recognition and retention plan may not exceed 10% and 4%, respectively, of the number of shares of common stock held by persons other than Lamplighter Financial, MHC, if such plans are adopted within one year from the date of completion of the offering. However, these limits may not apply to plans adopted after one year from the date of the completion of the offering, and larger grants would increase our costs further. The recognition and retention plan and stock option plan cannot be implemented until at least six months after the offering, and if they are adopted within 12 months after the offering, they will be subject to certain additional restrictions regarding vesting and allocation of awards and in addition to being approved by a majority of voting shareholders, must be approved by the holders of a majority of the outstanding shares of Wauwatosa Holdings other than Lamplighter Financial, MHC.
      In the event that a portion of the shares used to fund the recognition and retention plan and/or satisfy the exercise of options from our stock option plan, is obtained from authorized but unissued shares, the issuance of additional shares will decrease our net income per share and shareholders’ equity per share.

The Implementation of Our Stock-Based Benefit Plans Also May Dilute Your Ownership Interest.
      We intend to adopt a stock option plan and recognition and retention plan following the offering. These stock benefit plans will be funded either through open market purchases, if permitted, or from the issuance of authorized but unissued shares. Shareholders would experience a reduction in ownership interest (including shares held by Lamplighter Financial, MHC) totaling 4.2% in the event newly issued shares are used to fund the exercise of stock options under the stock option plan and awards made under the recognition and retention plan in an amount equal to 10% and 4%, respectively, of the total of the shares sold in the offering and those contributed to the charitable foundation.

Our Return on Equity Will Be Low Compared to Other Financial Institutions. This Could Negatively Affect the Trading Price of Our Common Stock.
      Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. We expect our return on equity to remain below the industry average until we are able to leverage our increased equity from the offering. Our return on equity will be reduced not only as a result of the capital raised in the offering, but also by higher expenses from the costs of being a public company and added expenses associated with our employee stock ownership plan and stock plans that we intend to establish in the future. We will initially invest the net proceeds obtained in the offering in cash, cash equivalents, and investments, which generally carry lower interest rates, until we can deploy some of those funds into higher interest rate loans. Until we can increase our net interest income and noninterest income, we expect our return on equity to be below the industry average, which may reduce the value of our common stock. For the most current 12 month period data available as of May 20, 2005, our peer group average return on average equity was 4.98%. This compares to an average return on average equity of 7.91% for all publicly traded savings institutions for the same period. On a pro forma basis, based on net income for the twelve months ended March 31, 2005, our return on equity assuming shares are sold at the maximum, was 4.64%.

Persons Who Purchase Stock in the Offering Will Own a Minority of Wauwatosa Holdings’ Common Stock and Will Not Be Able to Exercise Voting Control over Most Matters Put to a Vote of Shareholders.
      Public shareholders will own a minority of the outstanding shares of Wauwatosa Holdings common stock. As a result, shareholders other than Lamplighter Financial, MHC will not be able to exercise voting control over most matters put to a vote of shareholders. Lamplighter Financial, MHC will own a majority of Wauwatosa Holdings’ common stock after the offering and, through its Board of Directors, will be able to exercise voting control over most matters put to a vote of shareholders, including possible acquisitions. The same directors who will govern Wauwatosa Holdings and Wauwatosa Savings also will govern Lamplighter Financial, MHC. The only matters as to which shareholders other than Lamplighter Financial, MHC will be able to exercise voting control are those requiring a majority or other portion of disinterested or non-Lamplighter Financial, MHC shareholders, such as any proposal to implement a recognition and retention stock plan or stock option plan following the completion of the offering.

Our Stock Value May be Negatively Affected by Regulations Restricting Takeovers and our Mutual Holding Company Structure.
      The Mutual Holding Company Structure May Impede Takeovers. Lamplighter Financial, MHC, as the majority shareholder of Wauwatosa Holdings, will be able to control the outcome of most matters presented to shareholders for their approval, including a proposal to acquire Wauwatosa Holdings. Accordingly, Lamplighter Financial, MHC may prevent the sale of control or merger of Wauwatosa Holdings or its subsidiaries even if such a transaction were favored by a majority of the public shareholders of Wauwatosa Holdings and/or shareholders would receive a premium for their shares. Also, the Articles of Incorporation of Lamplighter Financial, MHC contain several provisions which make such a transaction more difficult to achieve than otherwise.
      Federal and Wisconsin Regulations Restricting Takeovers. The Change in Bank Control Act and the Bank Holding Company Act together with Federal Reserve Board regulations promulgated under those laws, require that a person obtain the consent of the Federal Reserve Board before attempting to acquire control of a bank holding company. In addition, the Wisconsin Business Corporation Law, as well as the articles of incorporation and bylaws of Wauwatosa Holdings, contain various provisions that may have anti-takeover effects. See “RESTRICTIONS ON THE ACQUISITION OF WAUWATOSA HOLDINGS AND WAUWATOSA SAVINGS BANK” on page      for a discussion of applicable regulations regarding acquisitions.

The Future Price of the Common Stock May Be Less Than the Purchase Price in the Offering.
      We cannot assure you that if you purchase shares of common stock in the offering you will be able to sell them later at or above the purchase price in the offering. The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock or a prediction of the market price. The valuation is based on estimates and projections of a number of factors, all of which are subject to change from time to time.

If We Declare Dividends on Our Common Stock, Lamplighter Financial, MHC Will be Prohibited from Waiving the Receipt of Dividends by Current Federal Reserve Board Policy.
      Wauwatosa Holdings’ Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. If Wauwatosa Holdings pays dividends to its shareholders, it also will be required to pay dividends to Lamplighter Financial, MHC, unless Lamplighter Financial, MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current position is to not permit a bank holding company to waive dividends declared by its subsidiary. Accordingly, because dividends will be required to be paid to Lamplighter Financial, MHC along with all other shareholders, the amount of dividends available for all other shareholders will be less than if Lamplighter Financial, MHC were permitted to waive the receipt of dividends.

The Issuance of Shares to the Charitable Foundation Will Dilute Your Ownership Interests and Adversely Affect Net Income.
      In connection with the stock offering, we intend to make a contribution to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation in the form of shares of Wauwatosa Holdings common stock. At the midpoint of the offering range, we will contribute 379,500 shares of common stock to the charitable foundation, which equals 5.50% of the shares of common stock to be sold in the offering, representing 1.65% of all shares issued and outstanding after the offering. The contribution will also have an adverse effect on our net income for the quarter and year in which we make the issuance and contribution to the charitable foundation. The after-tax expense of the contribution will reduce net income by approximately

$2.4 million at the midpoint of the offering range. Persons purchasing shares in the offering will have their ownership and voting interests in Wauwatosa Holdings diluted by 5.2% due to the issuance of additional shares of common stock to the charitable foundation.

There Will Be a Limited Trading Market in Our Common Stock, Which Will Hinder Your Ability to Sell Our Common Stock and May Lower the Market Price of the Stock.
      Wauwatosa Holdings has never issued stock and, therefore, there is no current trading market for the shares of common stock. We expect that our common stock will be quoted on the Nasdaq National Market under the symbol “                    ”. There is no guarantee that an active and liquid trading market in shares of our common stock will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or sell them at a price equal to or above the initial purchase price of $10.00 per share even if a liquid trading market develops. This limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice. For additional information see “MARKET FOR OUR COMMON STOCK” on page      .

We Will Need to Manage Costs to Implement Additional Finance and Accounting Systems, Procedures and Controls in Order to Satisfy Our New Public Company Reporting Requirements.
      As a result of the completion of this offering, we will become a public reporting company. The federal securities laws and the regulations for the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. These obligations will increase our operating expenses and could divert our management’s attention from our operations. Compliance with the Sarbanes-Oxley Act of 2002, particularly Section 404 of the Sarbanes-Oxley Act regarding required internal controls and procedures, and the related rules and regulations of the Securities and Exchange Commission will require us to reinforce our internal controls and procedures and reevaluate our accounting systems. In addition, we will need to hire additional internal audit, compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. Failure to comply with these standards may affect the market for, and price of, our shares.

We Have Broad Discretion in Allocating the Proceeds of the Offering. Our Failure to Effectively Utilize Such Proceeds Could Reduce Our Profits.
      Wauwatosa Holdings intends to retain 50% of the net proceeds from the offering and contribute the remainder of the net proceeds of the offering to Wauwatosa Savings. Wauwatosa Holdings will use a portion of the net proceeds it retains to lend to the employee stock ownership plan and may use the remaining net proceeds to pay dividends to shareholders, repurchase shares of common stock, purchase investment securities, acquire other financial services companies or for other general corporate purposes. Wauwatosa Savings may use the proceeds it receives to fund new loans, establish or acquire new branches, purchase investment securities, or for general corporate purposes. We have not, however, allocated specific amounts of proceeds for any of these purposes and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of such applications. Although we are not aware of any reason why we should not be able to utilize these funds effectively in a timely manner, our failure to do so could reduce our profitability.
FORWARD LOOKING STATEMENTS
      This prospectus contains forward-looking statements, which can be identified by the use of such words as estimate, project, believe, intend, anticipate, plan, seek, expect and similar expressions, or by use of the future tense. Statements about accounting periods ending after the date of this prospectus are also generally forward-looking statements. These forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.
      These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	legislative or regulatory changes that adversely affect our business;

•	changes in our organization, compensation and benefit plans;

•	our ability to enter new markets successfully and take advantage of growth opportunities;

•	general economic conditions, either nationally or in our market areas, that are worse than expected;

•	significantly increased competition among depository and other financial institutions;

•	adverse changes in the securities markets;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board; and

•	changes in consumer spending, borrowing and savings habits.
      Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We discuss these and other uncertainties in “RISK FACTORS” beginning on page      . You should also carefully read other parts of this prospectus for other factors which could affect Wauwatosa Holdings’ operations in the future.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
      The summary financial information presented below is derived in part from the consolidated financial statements of Wauwatosa Savings Bank. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at June 30, 2004 and 2003 and for the years ended June 30, 2004, 2003 and 2002 is derived in part from the audited consolidated financial statements of Wauwatosa Savings Bank that appear in this prospectus. The information as of June 30, 2002, 2001 and 2000, and for the years ended June 30, 2001 and 2000 is derived in part from audited consolidated financial statements that do not appear in this prospectus. The operating data for the nine months ended March 31, 2005 and 2004 were not audited, but, in the opinion of management, reflect all adjustments necessary for a fair presentation. No adjustments were made other than normal recurring entries. The results of operations for the nine months ended March 31, 2005 are not necessarily indicative of the results of operations that may be expected for the entire year.

	At March 31,	At June 30,

	2005	2004	2003	2002	2001	2000

	(In thousands)
Selected Financial Condition Data:
Total assets	$1,344,713	$1,240,084	$1,104,893	$1,002,435	$978,616	$897,834
Available for sale securities	87,280	99,549	90,453	41,733	39,761	41,090
Federal Home Loan Bank stock	13,910	13,322	8,658	8,088	—	—
Loans receivable, net	1,172,534	1,063,594	940,053	895,398	884,573	805,603
Cash and cash equivalents	17,617	19,392	28,767	38,945	36,065	32,265
Deposits	1,086,263	1,035,588	909,491	841,873	863,207	789,230
Advance payments by borrowers for taxes	7,667	14,446	13,649	13,837	13,966	12,993
Advances from the Federal Home Loan Bank	106,162	60,000	60,000	35,000	—	—
Total equity	130,072	122,799	114,596	103,507	92,703	86,417
Allowance for loan losses	4,483	3,378	2,970	2,479	1,973	1,655
Non-performing loans	12,549	12,015	15,588	12,940	9,598	12,570

	Nine Months Ended
	March 31,		Years Ended June 30,

	2005	2004	2004	2003	2002	2001	2000

	(In thousands)
Selected Operating Data:
Interest income	$54,936	$49,087	$66,088	$66,451	$70,125	$68,026	$61,250
Interest expense	26,289	24,294	32,433	34,459	41,412	49,127	40,668
Net interest income	28,647	24,792	33,656	31,933	28,712	18,899	20,583
Provision for loan losses	1,114	524	860	520	1,336	879	1,128
Net interest income after provision for loan losses	27,533	24,269	32,796	31,472	27,377	19,455	18,020
Noninterest income	2,614	2,341	3,035	2,993	2,141	1,687	1,369
Noninterest expense	17,845	15,370	20,384	17,618	13,863	11,637	12,080
Income before income taxes	12,302	11,240	15,447	16,847	15,655	8,070	8,743

Provision for income taxes	5,926	3,482	4,863	5,742	4,816	2,744	2,540
Net income	$6,376	$7,758	$10,584	$11,105	$10,839	$5,326	$6,203

	At or for the
	Nine Months
	Ended
	March 31(4)		At or for the Years Ended June 30,

	2005	2004	2004	2003	2002	2001	2000

Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	0.67%	0.90%	0.90%	1.01%	1.10%	0.57%	0.69%
Return on average equity	6.71	8.77	8.88	10.19	11.21	6.15	7.32
Interest rate spread(1)	2.90	2.71	2.70	2.84	2.50	1.49	1.91
Net interest margin(2)	3.13	2.99	2.98	3.19	2.97	2.07	2.42
Noninterest expense to average assets	1.41	1.34	1.74	1.71	1.40	1.25	1.37
Efficiency ratio(3)	57.08	56.64	55.55	50.36	44.96	56.53	55.03
Average interest-earning assets to average interest-bearing liabilities	108.14	109.50	109.71	110.09	110.92	110.88	110.58
Capital Ratios:
Equity to total assets at end of period	9.67%	10.10%	9.90%	10.37%	10.24%	9.44%	9.70%
Average equity to average assets	10.00	10.25	10.15	10.56	9.79	9.29	9.61
Total capital to risk-weighted assets	14.34	15.33	15.02	15.61	15.11	13.87	15.26
Tier I capital to risk-weighted assets	13.87	14.91	14.62	15.22	15.07	13.83	14.97
Tier I capital to average assets	9.91	10.20	10.18	10.50	10.25	9.60	9.88
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.38%	0.32%	0.32%	0.32%	0.28%	0.22%	0.20%
Allowance for loan losses as a percent of nonperforming loans	35.72	23.30	28.11	19.05	19.16	20.55	13.17
Net charge-offs to average outstanding loans during the period	0.00	0.00	0.05	0.00	0.09	0.07	0.09
Nonperforming loans as a percent of total loans	1.07	1.41	1.13	1.65	1.44	1.08	1.56
Nonperforming assets as a percent of total assets	1.04%	1.20	1.03	1.41	1.39	1.28	1.80%
Other Data:
Number of full service offices	5	4	5	4	3	3	3
Number of limited service offices	1	1	1	1	1	1	1

(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2)	Represents net interest income as a percent of average interest-earning assets.

(3)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

(4)	Ratios for the nine months ended March 31 are annualized.
HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING
      Although we will not be able to determine the amount of actual net proceeds we will receive from the sale of shares of common stock until the offering is completed, we anticipate that the net proceeds will be between $56.6 million and $77.1 million, or $88.9 million if the offering is increased by 15%.

      Wauwatosa Holdings intends to distribute the net proceeds from the offering as follows:

	Minimum		Midpoint		Maximum		Adjusted Maximum

		Percent of		Percent of		Percent of		Percent of
		Net		Net		Net		Net
	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds	Amount	Proceeds

	(Dollars in thousands)
Offering proceeds	$58,650		$69,000		$79,350		$91,253
Less: offering expenses	2,019		2,114		2,209		2,318

Net offering proceeds	56,631	100%	66,886	100%	77,141	100%	88,935	100%
Less:
Proceeds contributed to Wauwatosa Savings	28,316	50.0%	33,443	50.0%	38,571	50.0%	44,468	50.0%
Proceeds used for loan to employee Stock ownership plan	4,950	8.7%	5,824	8.7%	6,697	8.7%	7,702	8.7%

Proceeds retained by Wauwatosa Holdings	$23,365	41.3%	$27,619	41.3%	$31,873	41.3%	$36,765	41.3%

      The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription offering and any community offering. Payments for shares made through withdrawals from existing deposit accounts are not shown above and will not result in the receipt of new funds for investment, but will result in a reduction of Wauwatosa Savings’ deposits. The Wauwatosa Holdings business plan assumes that 20% of the offering is purchased by funds on deposit at Wauwatosa Savings.
      We are undertaking the offering at this time in order to increase our capital and have the capital resources available to expand and diversify our business. For further information, see “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Business Strategy” on page      . The offering proceeds will increase our capital resources and the amount of funds available to us for lending and investment purposes. The proceeds will also give us greater flexibility to diversify operations and expand our branch network and the products and services we offer to our customers.
Wauwatosa Holdings may use the proceeds it retains from the offering:
      (1) to finance the purchase of common stock in the offering by our employee stock ownership plan (see table above);
      (2) to invest in securities;
      (3) to repurchase its shares of common stock;
      (4) to finance acquisitions of financial institutions and other financial services businesses, although no specific acquisition transactions are being considered at this time; and
      (5) for general corporate purposes.
      Most of the proceeds retained by Wauwatosa Holdings will initially be invested in securities or instruments of varying terms in order to maximize returns pending redeployment of resources as noted in items 3 through 5 above. The loan that will be used to fund the purchases by the employee stock ownership plan will accrue interest.

Wauwatosa Savings may use the proceeds it receives from the offering:
      (1) to expand our branch network and otherwise expand our retail banking franchise;
      (2) to fund new loans and otherwise increase our loan portfolio;
      (3) to support new products and services;
      (4) to invest in securities; and
      (5) for general corporate purposes.
      While the cost of expanding our banking franchise via product development and marketing is difficult to determine, management estimates that the capital investment required for each de novo branch to range from $1.5 million to $4.5 million. The proceeds retained by Wauwatosa Savings will initially be invested in securities or instruments of varying terms in order to maximize returns pending redeployment of resources as noted in items 1, 2, 3, and 5 above.
      The use of the proceeds outlined above may change based on changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions or other opportunities to expand our operations, and overall market conditions.
OUR POLICY REGARDING DIVIDENDS
      Following completion of the offering, our Board of Directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. Our Board has not currently considered a policy of paying cash dividends on the common stock. If the Board makes that consideration in the future, which cannot be assured, the payment of dividends will depend upon a number of factors, including capital requirements, Wauwatosa Holdings’ and Wauwatosa Savings’ financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions and regulatory restrictions that affect the payment of dividends by Wauwatosa Savings to Wauwatosa Holdings and the receipt from the Federal Reserve Board of a waiver of dividends to our mutual holding company. No assurances can be given that any dividends will be paid or that, if paid, they will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable policy and regulation, may be paid in addition to, or in lieu of, regular cash dividends. Accordingly, it is anticipated that any cash distributions made by Wauwatosa Holdings to its shareholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.
      Dividends from Wauwatosa Holdings will depend, in part, upon receipt of dividends from Wauwatosa Savings, because Wauwatosa Holdings initially will have no source of income other than dividends from Wauwatosa Savings, earnings from the investment of proceeds from the sale of shares of common stock, and interest payments with respect to Wauwatosa Holdings’ loan to the employee stock ownership plan. Wisconsin law generally will allow Wauwatosa Savings to pay dividends to Wauwatosa Holdings equal to up to 50% of Wauwatosa Savings’ net profit in the current year without prior regulatory approval and above such amount, including out of retained earnings, with prior regulatory approval.
      If Wauwatosa Holdings pays dividends to its shareholders, it will be required to pay dividends to Lamplighter Financial, MHC. The Federal Reserve Board’s current policy prohibits the waiver of dividends by mutual holding companies. Accordingly, we do not currently anticipate that Lamplighter Financial, MHC will be permitted by the Federal Reserve Board to waive dividends paid by Wauwatosa Holdings. See “RISK FACTORS — If We Declare Dividends on Our Common Stock, Lamplighter Financial, MHC May Be Prohibited From Waiving the Receipt of Dividends” on page      , and “SUPERVISION AND REGULATION — Dividend Waivers by Lamplighter Financial, MHC” on page      .

MARKET FOR OUR COMMON STOCK
      Wauwatosa Holdings has never issued capital stock to the public. We anticipate that our common stock will be quoted on the Nasdaq National Market. We will try to get at least three market makers to make a market in our common stock. Keefe, Bruyette & Woods, Inc., Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so. While we will attempt before completion of the offering to obtain commitments from at least two other broker-dealers to make a market in our common stock, there can be no assurance that we will be successful in obtaining such commitments.
      The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. We cannot assure you that an active trading market for the common stock will develop or that, if it develops, it will continue. Nor can we assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. See “RISK FACTORS — There Will Be a Limited Trading Market in Our Common Stock, Which Will Hinder Your Ability to Sell Our Common Stock and May Lower the Market Price of the Stock” on page      .
REGULATORY CAPITAL COMPLIANCE
      At March 31, 2005, Wauwatosa Savings exceeded all regulatory capital requirements. The following tables set forth Bank compliance, as of March 31, 2005, with the regulatory capital standards, on a historical and pro forma basis, assuming that the indicated number of shares of common stock were sold as of such date at $10.00 per share, Wauwatosa Savings received 50% of the estimated net proceeds and 50% of the net proceeds are retained by Wauwatosa Holdings. Of the amount retained by Wauwatosa Holdings, 9% of the net proceeds will be loaned to the employee stock ownership plan. Accordingly, net proceeds received by Wauwatosa Savings have been assumed to be $28.3 million, $33.4 million, $38.6 million and $44.5 million at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The Wauwatosa Holdings table is presented on a consolidated basis. For a discussion of the applicable capital requirements, see “SUPERVISION AND REGULATION — Federal Regulations — Capital Requirements” on page      .

			Pro Forma at March 31, 2005, Based Upon the Sale of

			5,865,000 Shares		6,900,000 Shares		7,935,000 Shares		9,125,250 Shares
	Historical at		at Minimum of		at Midpoint of		at Maximum of		at Adjusted Maximum of
	March 31, 2005		Offering Range		Offering Range		Offering Range		Offering Range(1)

		Percent of		Percent of		Percent of		Percent of		Percent of
	Amount	Assets(2)(3)	Amount	Assets(3)	Amount	Assets(3)	Amount	Assets(3)	Amount	Assets(3)

	(Dollars in thousands)
Wauwatosa Savings Bank:
GAAP equity	$130,072	9.82%	$150,962	11.01%	$154,780	11.25%	$158,597	11.49%	$162,987	11.77%

Tier I Capital	$131,292	9.91%	$152,182	11.27%	$156,000	11.51%	$159,817	11.75%	$164,207	12.03%
Requirement	52,978	4.00%	54,012	4.00%	54,199	4.00%	54,387	4.00%	54,603	4.00%

Excess	$78,314	5.91%	$98,170	7.27%	$101,801	7.51%	$105,430	7.75%	$109,604	8.03%

Tier I Risk-based	$131,292	13.87%	$152,182	15.86%	$156,000	16.22%	$159,817	16.58%	$164,207	16.98%
Requirement	37,862	4.00%	38,379	4.00%	38,473	4.00%	38,567	4.00%	38,675	4.00%

Excess	$93,430	9.87%	$113,803	11.86%	$117,527	12.22%	$121,250	12.58%	$125,532	12.98%

Total Risk-based capital(4)	$135,775	14.34%	$156,665	16.33%	$160,483	16.69%	$164,300	17.04%	$168,690	17.45%
Requirement	75,725	8.00%	76,758	8.00%	76,946	8.00%	77,134	8.00%	77,349	8.00%

Excess	$60,050	6.34%	$79,907	8.33%	$83,537	8.69%	$87,166	9.04%	$91,341	9.45%

(1)	As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general economic conditions following the commencement of the offering.

(2)	Based on adjusted average total assets of $1,324,448,000 for the purposes of the Tier I capital requirements, and risk-weighted assets of $946,558,000 for the purposes of the risk-based capital requirement.

(3)	Pro forma capital levels assume that Wauwatosa Holdings funds the recognition and retention plan with purchases in the open market of 4% of the total of the shares sold in the offering and those contributed to the charitable foundation at a price equal to the price for which the shares of common stock are sold in the offering, and that the employee stock ownership plan purchases 8% of the total of the shares sold in the offering and those contributed to the charitable foundation with funds borrowed from Wauwatosa Holdings. See “MANAGEMENT” on page for a discussion of the recognition and retention plan and employee stock ownership plan.

(4)	Assumes 50% of net proceeds are invested in assets that carry a 50% risk-weighting.

CAPITALIZATION
      The following table presents the historical consolidated capitalization of Wauwatosa Savings at March 31, 2005, and the pro forma consolidated capitalization of Wauwatosa Holdings after giving effect to the offering, based upon the sale of the number of shares of common stock indicated in the table and the other assumptions set forth under “UNAUDITED PRO FORMA DATA” on page      .

		Pro Forma Consolidated Capitalization of
		Wauwatosa Holdings, Inc. at March 31, 2005
		Based Upon the Sale for $10.00 per Share of

					9,125,250 Shares
		5,865,000 Shares	6,900,000 Shares	7,935,000 Shares	at Adjusted
	Historical	at Minimum of	at Midpoint of	at Maximum of	Maximum of
	Capitalization	Offering Range	Offering Range	Offering Range	Offering Range(1)

	(Dollars in thousands)
Deposits(2)	$1,086,263	$1,086,263	$1,086,263	$1,086,263	$1,086,263
Borrowings	106,162	106,162	106,162	106,162	106,162

Total deposits and borrowings	$1,192,425	$1,192,425	$1,192,425	$1,192,425	$1,192,425

Equity/ Pro forma stockholders’ equity:
Preferred Stock, $.01 par value per share: 20,000,000 shares authorized; none to be issued	—	—	—	—	—
Common Stock, $.01 par value per share: 200,000,000 shares authorized; shares to be issued as reflected	—	196	230	265	304
Additional paid-in capital(3)		59,561	70,351	81,141	93,549
Retained Earnings	131,303	131,303	131,303	131,303	131,303
Accumulated other comprehensive income, net of tax	(1,231)	(1,231)	(1,231)	(1,231)	(1,231)
Plus:
Tax benefit of contribution to charitable foundation(4)	—	1,177	1,385	1,593	1,832
Less:
Contribution to charitable foundation	—	(3,226)	(3,795)	(4,364)	(5,019)
Common stock acquired by employee stock ownership plan(5)	—	(4,950)	(5,824)	(6,697)	(7,702)
Common stock acquired by recognition and retention plan(6)	—	(2,475)	(2,912)	(3,349)	(3,851)
Total equity/pro forma stockholders’ equity(7)	$130,072	$180,355	$189,507	$198,661	$209,185

Total pro forma stockholders’ equity as a percentage of pro forma total assets	9.67%	12.93%	13.50%	14.06%	14.69%

(1)	As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares of common stock, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan that Wauwatosa Holdings expects to adopt. In addition to tax-qualified employee stock benefit plans, the stock issuance plan permits Wauwatosa Holdings to adopt one or more stock benefit plans, subject to shareholder approval, in an amount up to 14% of the number of shares of common stock held by persons other than Lamplighter Financial, MHC.

(4)	Represents the tax effect of the contribution to the charitable foundation based on a 36.5% tax rate. The realization of the deferred tax benefit is limited annually to a maximum deduction for charitable foundations equal to 10% of Wauwatosa Holdings’ annual taxable income, subject to our ability to carry forward any unused portion of the deduction for five years following the year in which the contribution is made.

(5)	Assumes that 8% of the total of the shares sold in the offering and issued to the charitable foundation will be purchased by the employee stock ownership plan and that the funds used to acquire the employee stock ownership plan shares will be borrowed from Wauwatosa Holdings. The common stock acquired by the employee stock ownership plan is reflected as a reduction of shareholders’ equity. Wauwatosa Savings will provide the funds to repay the employee stock ownership plan loan. See “MANAGEMENT — Future Benefit Plans” on page .

(6)	Assumes that subsequent to the offering, 4% of the total of the shares sold in the offering and issued to the charitable foundation are purchased with funds provided by Wauwatosa Holdings by the recognition and retention plan in the open market at a price equal to the price for which the shares are sold in the offering. The shares of common stock to be purchased by the recognition and retention plan is reflected as a reduction of shareholders’ equity. See “PRO FORMA DATA” on page , and “MANAGEMENT” on page . In addition to tax-qualified employee stock benefit plans, the Plan of Reorganization and Stock Issuance Plan permit Wauwatosa Holdings to adopt one or more stock benefit plans, in an amount up to 14% of the number of shares of common stock held by persons other than Lamplighter Financial, MHC. The recognition and retention plan will not be implemented for at least six months after the offering and until it has been approved by stockholders.

(7)	Pro forma shareholders’ equity equals GAAP capital plus 50% of the net offering proceeds retained by Wauwatosa Holdings.

UNAUDITED PRO FORMA DATA
      We cannot determine the actual net proceeds from the sale of the common stock until the offering is completed. However, we estimate that net proceeds will be between $56.6 million and $77.1 million, or $88.9 million if the offering range is increased by 15%, based upon the following assumptions:

•	we will sell all shares of common stock in the subscription offering;

•	our employee stock ownership plan will purchase 8% of the total of the shares sold in the offering and issued to the charitable foundation with a loan from Wauwatosa Holdings. The loan will be repaid in substantially equal principal payments over a period of 10 years;

•	Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.0% of the dollar amount of shares of common stock sold in the offering. No fee will be paid with respect to shares of common stock contributed to the charitable foundation, purchased by our qualified and non-qualified employee stock benefit plans or by our officers, directors and employees, and their immediate families; and

•	total expenses of the offering, including the marketing fees to be paid to Keefe, Bruyette & Woods, Inc. will be between $2.0 million at the minimum of the offering range and $2.3 million at the maximum of the offering range, as adjusted.
      We calculated the pro forma consolidated net income and stockholders’ equity of Wauwatosa Holdings for the nine months ended March 31, 2005 and the year ended June 30, 2004, as if the shares of common stock had been sold at the beginning of each period and as if the estimated net proceeds we received had been invested at assumed interest rates of 3.43% and 2.09% for the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, which represented the one-year U.S. Treasury rate as of those dates. We believe that the one-year treasury rate more accurately reflects the pro forma reinvestment rate than an arithmetic average method in light of current market interest rates. The related after-tax rates are 2.18% and 1.33%, respectively.
      The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds. It is assumed that Wauwatosa Holdings will retain between $28.3 million and $38.6 million of the estimated net proceeds in the offering, or $44.5 million if the offering range is increased by 15% prior to the loan to the employee stock ownership plan. Of the amount retained by Wauwatosa Holdings, it will lend $5.0 million, $6.7 million and $7.7 million to the employee stock ownership plan at the minimum, maximum, and adjusted maximum of the offering range. The actual net proceeds from the sale of shares of common stock will not be determined until the offering is completed. However, we currently estimate the net proceeds to be between $56.6 million and $77.1 million, or $88.9 million if the offering range is increased by 15%. It is assumed that all shares of common stock will be sold in the subscription and community offerings.
      We have used an effective tax rate of 36.5% in preparing the pro forma data, unless otherwise indicated, as that is the current effective rate being accrued by Wauwatosa Savings on a monthly basis. The 36.5% effective tax rate is the combined federal and state rate, including the on-going effect of the tax dispute with the Wisconsin Department of Revenue.
      The pro forma table gives effect to the implementation of a recognition and retention plan. Subject to the receipt of shareholder approvals, we have assumed that the recognition and retention plan will acquire an amount of common stock equal to 4% of the total of the shares sold in the offering and those contributed to the charitable foundation because, under federal regulation, this is the maximum amount of shares that may be granted if such a plan is adopted within one year from the date of completion of the offering. In preparing the table below, we assumed that shareholder approval has been obtained and that the recognition and retention plan purchases in the open market a number of shares equal to 4% of the total of the shares sold in the offering and those contributed to the charitable foundation at the same price for which they were sold in the stock offering. We assume that shares of common stock are granted under the plan in awards that vest over a five-year period. The stock issuance plan provides that we may grant awards under one or more stock benefit plans (exclusive of shares awarded under one or more tax-qualified employee stock benefit plans) in an amount up to 14% of the number of shares of common stock held by persons other than Lamplighter Financial, MHC. We may decide to establish a recognition and retention plan that awards more than 4% of the shares sold in the offering and those contributed to the charitable foundation.
      As discussed under “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page      , Wauwatosa Holdings intends to retain 50% of the net proceeds from the offering and to contribute the remaining net proceeds from the offering to Wauwatosa Savings. Wauwatosa Holdings will use a portion of the proceeds it retains to make a loan to the employee stock ownership plan, and retain the rest of the proceeds for future use.
      The pro forma table does not give effect to:

•	shares of common stock to be reserved for issuance under the stock option plan;

•	withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the offering;

•	Wauwatosa Holdings’ results of operations after the offering; or

•	changes in the market price of the common stock after the offering.
      The following pro forma information may not represent the financial effects of the offering at the date on which the offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of assets and liabilities of Wauwatosa Savings computed in accordance with generally accepted accounting principles. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the common stock, and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of tax bad debt reserves in the event we are liquidated.

	At or for the Nine Months Ended March 31, 2005
	Based Upon the Sale at $10.00 per Share of

	5,865,000 Shares	6,900,000 Shares	7,935,000 Shares	9,125,250 Shares
	at Minimum of	at Midpoint of	at Maximum of	at 15% Above
	Estimated	Estimated	Estimated	Estimated
	Offering Range	Offering Range	Offering Range	Offering Range(1)

	(Dollars in thousands, except per share amount)
Gross proceeds	$58,650	$69,000	$79,350	$91,253
Shares issued to the charitable foundation	3,226	3,795	4,364	5,019

Pro forma market capitalization	$61,876	$72,795	$83,714	$96,271

Gross proceeds	$58,650	$69,000	$79,350	$91,253
Expenses	(2,019)	(2,114)	(2,209)	(2,318)

Estimated net proceeds	56,631	66,886	77,141	88,935
Common stock acquired by employee stock ownership plan(3)	(4,950)	(5,824)	(6,697)	(7,702)
Common stock acquired by recognition and retention plan(4)	(2,475)	(2,912)	(3,349)	(3,851)

Estimated net proceeds after adjustment for stock benefit plans	$49,206	$58,151	$67,095	$77,382

For the Nine Months Ended March 31, 2005:
Net income — Historical(2)	$6,376	$6,376	$6,376	$6,376
Pro forma adjustments:
Income on adjusted net proceeds	803	948	1,094	1,262
Employee stock ownership plan(3)	(236)	(278)	(319)	(367)
Recognition and retention plan(4)	(236)	(278)	(319)	(367)
Stock options adjustment	(332)	(391)	(449)	(517)

Pro forma net income	$6,375	$6,378	$6,384	$6,388

At or for the Nine Months Ended March 31, 2005
Based Upon the Sale at $10.00 per Share of

5,865,000 Shares	6,900,000 Shares	7,935,000 Shares	9,125,250 Shares
at Minimum of	at Midpoint of	at Maximum of	at 15% Above
Estimated	Estimated	Estimated	Estimated
Offering Range	Offering Range	Offering Range	Offering Range(1)

(Dollars in thousands, except per share amount)
Net income per share — Historical(2)	$0.33	$0.28	$0.25	$0.21
Pro forma adjustments:
Income on adjusted net proceeds	0.04	0.04	0.04	0.04
Employee stock ownership plan(3)	(0.01)	(0.01)	(0.01)	(0.01)
Recognition and retention plan(4)	(0.01)	(0.01)	(0.01)	(0.01)
Stock option adjustment(5)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share(3)(4)(5)(6)	$0.33	$0.28	$0.25	$0.21

Offering price to annualized pro forma net income per share	22.73	x	26.79	x	30.00	x	35.71	x
Shares considered outstanding in calculating pro forma net income per share	19,073,557	22,439,479	25,805,400	29,676,210
At March 31, 2005:
Equity/ Pro forma stockholders’ equity:
Historical	$130,072	$130,072	$130,072	$130,072
Estimated net proceeds	56,631	66,886	77,141	88,935
Capitalization of Lamplighter Financial, MHC	(100)	(100)	(100)	(100)
Plus: Shares issued to the charitable foundation	3,226	3,795	4,364	5,019
Less: Shares contributed to the charitable foundation	(3,226)	(3,795)	(4,364)	(5,019)
Tax benefit of the contribution to the charitable foundation	1,177	1,385	1,593	1,832
Less:
Common stock acquired by employee stock ownership plan(3)	(4,950)	(5,824)	(6,697)	(7,702)
Common stock acquired by recognition and retention plan(4)	(2,475)	(2,912)	(3,349)	(3,851)

Pro forma stockholders’ equity(6)	$180,355	$189,508	$198,660	$209,186

Stockholders’ equity per share:
Historical	$6.65	$5.66	$4.92	$4.28
Estimated net proceeds	2.90	2.91	2.92	2.92
Capitalization of Lamplighter Financial, MHC	(0.01)	(0.00)	(0.00)	(0.00)
Plus: Shares issued to the charitable foundation	0.17	0.17	0.17	0.17
Less: Shares contributed to the charitable foundation	(0.17)	(0.17)	(0.17)	(0.17)
Tax benefit of the contribution to the charitable foundation	0.06	0.06	0.06	0.06
Less:
Common stock acquired by employee stock ownership plan(3)	(0.25)	(0.25)	(0.25)	(0.25)
Common stock acquired by recognition and retention plan(4)	(0.13)	(0.13)	(0.13)	(0.13)

Pro Forma stockholders’ equity per share	$9.22	$8.25	$7.52	$6.88

Offering price as a percentage of pro forma stockholders’ equity per share	108.46%	121.21%	132.98%	145.35%
Shares considered outstanding in calculating offering price as a percentage of pro forma stockholders’ equity per share	19,550,000	23,000,000	26,450,000	30,417,500

At or for the Year Ended June 30, 2004
Based Upon the Sale at $10.00 per Share of

5,865,000 Shares	6,900,000 Shares	7,935,000 Shares	9,125,250 Shares
at Minimum of	at Midpoint of	at Maximum of	at 15% Above
Estimated	Estimated	Estimated	Estimated
Offering Range	Offering Range	Offering Range	Offering Range(1)

(Dollars in thousands, except per share amount)
Gross proceeds	$58,650	$69,000	$79,350	$91,253
Shares issued to the charitable foundation	3,226	3,795	4,364	5,019

Pro forma market capitalization	$61,876	$72,795	$83,714	$96,271

Gross proceeds	$58,650	$69,000	$79,350	$91,253
Expenses	(2,019)	(2,114)	(2,209)	(2,318)

Estimated net proceeds	56,631	66,886	77,141	88,935
Common stock acquired by employee stock ownership plan(3)	(4,950)	(5,824)	(6,697)	(7,702)
Common stock acquired by recognition and retention plan(4)	(2,475)	(2,912)	(3,349)	(3,851)

Estimated net proceeds after adjustment for stock benefit plans	$49,206	$58,151	$67,095	$77,382

For the Year Ended June 30, 2004:
Net income — Historical(2)	$10,584	$10,584	$10,584	$10,584
Pro forma adjustments:
Income on adjusted net proceeds	652	770	889	1,026
Employee stock ownership plan(3)	(314)	(370)	(425)	(489)
Recognition and retention plan(4)	(314)	(370)	(425)	(489)
Stock option adjustment(5)	(443)	(521)	(599)	(689)

Pro forma net income	$10,165	$10,093	$10,024	$9,943

Net income per share — Historical(2)	$0.55	$0.47	$0.41	$0.36
Pro forma adjustments:
Income on adjusted net proceeds	0.03	0.03	0.03	0.03
Employee stock ownership plan(3)	(0.02)	(0.02)	(0.02)	(0.02)
Recognition and retention plan(4)	(0.02)	(0.02)	(0.02)	(0.02)
Stock option adjustment(5)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share(3)(4)(5)(6)	$0.52	$0.44	$0.38	$0.33

Offering price to pro forma net income per share	19.23	x	22.73	x	26.32	x	30.30	x
Shares considered outstanding in calculating pro forma net income per share	19,079,744	22,446,758	25,813,772	29,685,837
At June 30, 2004:
Equity/ Pro forma stockholders’ equity:
Historical	$122,799	$122,799	$122,799	$122,799
Estimated net proceeds	56,631	66,886	77,141	88,935
Capitalization of Lamplighter Financial, MHC	(100)	(100)	(100)	(100)
Plus: Shares issued to the charitable foundation	3,226	3,795	4,364	5,019
Less: Shares contributed to the charitable foundation	(3,226)	(3,795)	(4,364)	(5,019)
Tax benefit of the contribution to the charitable foundation	1,177	1,385	1,593	1,832
Less:
Common stock acquired by employee stock ownership plan(3)	(4,950)	(5,824)	(6,697)	(7,702)
Common stock acquired by recognition and retention plan(4)	(2,475)	(2,912)	(3,349)	(3,851)

Pro forma stockholders’ equity(6)	$173,082	$182,235	$191,387	$201,913

	At or for the Year Ended June 30, 2004
	Based Upon the Sale at $10.00 per Share of

	5,865,000 Shares	6,900,000 Shares	7,935,000 Shares	9,125,250 Shares
	at Minimum of	at Midpoint of	at Maximum of	at 15% Above
	Estimated	Estimated	Estimated	Estimated
	Offering Range	Offering Range	Offering Range	Offering Range(1)

	(Dollars in thousands, except per share amount)
Stockholders’ equity per share:
Historical	$6.28	$5.34	$4.64	$4.04
Estimated net proceeds	2.90	2.91	2.92	2.92
Capitalization of Lamplighter Financial, MHC	(0.01)	(0.01)	(0.01)	(0.01)
Plus: Shares issued to the charitable foundation	0.17	0.17	0.17	0.17
Less: Shares contributed to the charitable foundation	(0.17)	(0.17)	(0.17)	(0.17)
Tax benefit of the contribution to the charitable foundation	0.06	0.06	0.06	0.06
Common stock acquired by employee stock ownership plan(3)	(0.25)	(0.25)	(0.25)	(0.25)
Common stock acquired by recognition and retention plan(4)	(0.13)	(0.13)	(0.13)	(0.13)

Pro Forma tangible stockholders’ equity per share	$8.85	$7.93	$7.24	$6.64

Offering price as a percentage of pro forma stockholders’ equity per share	112.99%	126.10%	138.12%	150.60%
Shares considered outstanding in calculating offering price as a percentage of pro forma stockholders’ equity per share	19,550,000	23,000,000	26,450,000	30,417,500

(1)	As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2)	Does not give effect to the non-recurring expense that will be recognized as a result of the contribution of common stock to the charitable foundation.

(3)	It is assumed that 8% of the total of the shares sold in the offering and issued to the charitable foundation will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Wauwatosa Holdings. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Wauwatosa Savings intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Wauwatosa Savings’ total annual payment of the employee stock ownership plan debt is based upon 10 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Wauatosa Savings’ contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) 37,125, 43,677, 50,229 and 57,763 and 49,501, 58,236, 66,971 and 77,017 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released during the nine months ended March 31, 2005 and during the year ended June 30, 2004, at an average fair value equal to the price for which the shares are sold in the offering in accordance with SOP 93-6; and (iii) for purposes of calculating net income per share, the weighted average of the employee stock ownership plan shares which have not been committed for release, equal to 476,443, 560,522, 644,600 and 741,290 and 470,256, 553,242, 636,228 and 731,663 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, were subtracted from total shares outstanding of 19,550,000, 23,000,000, 26,450,000 and 30,417,500 at the minimum, midpoint, maximum and adjusted maximum of the offering range on such dates.

(4)	Gives effect to the recognition and retention plan expected to be adopted following the offering. We have assumed that this plan acquires a number of shares of common stock equal to 4% of the total of the shares sold in the offering and those contributed to the charitable foundation either through open market purchases or from authorized but unissued shares of common stock or treasury stock of Wauwatosa Holdings, if any. Funds used by the recognition and retention plan to purchase the shares will be contributed to the plan by Wauwatosa Holdings. In calculating the pro forma effect of the recognition and retention plan, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the period presented for a purchase price equal to the price for which the shares are sold in the stock offering, and that 15% and 20% of the amount contributed were an amortized expense (based upon a five-year vesting period) during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively. There can be no assurance that the actual purchase price of the shares granted under the recognition and retention plan will be equal to the purchase price paid in the offering. If shares are acquired from authorized but unissued shares of common stock of Wauwatosa Holdings, there will be a dilutive effect of approximately 1.3% on the ownership interest of stockholders and under such circumstances, pro forma net income per share would be $0.33, $0.28, $0.25 and $0.21 and $0.53, $0.45, $0.39 and $0.33 at the minimum, midpoint, maximum and adjusted maximum of the offering range during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, and pro forma stockholders’ equity per share would be $9.24, $8.26, $7.54 and $6.92 and $8.87, $7.95, $7.27 and $6.68 at the minimum, midpoint, maximum and adjusted maximum of the offering range at March 31, 2005 and June 30, 2004, respectively.

(5)	Gives effect to the granting of options pursuant to the stock-based incentive plan, which is expected to be adopted by Wauwatosa Holdings following the offering and presented to stockholders for approval not earlier than six months after the completion of the offering. We have assumed the options will be granted to acquire common stock equal to 10% of the shares sold in the offering and contributed to the charitable foundation. In calculating the pro forma effect of the stock options, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of the grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $3.94 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five year vesting period of the options, and that 25.0% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 36.5%. Under the above assumptions, the adoption of the stock-based incentive plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.

(6)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which is expected to be adopted by Wauwatosa Holdings following the offering and presented to shareholders for approval not earlier than six months after the completion of the offering. If the stock option plan is approved by shareholders and implemented sooner than one year after the completion of the offering, a number of shares up to 10% of the shares sold in the offering (including shares contributed to the charitable foundation) may be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of authorized but previously unissued shares of common stock or treasury stock pursuant to the exercise of options under such plan would dilute existing shareholders’ ownership and voting interests by approximately 3.1%. Assuming approval of the stock option plan, all options were exercised at the beginning of the period at an exercise price of $10.00 per share and the shares to fund the restricted stock plan were acquired through open market purchases at a purchase price of $10.00 per share, pro forma net earnings per share would be $0.33, $0.28, $0.24 and $0.21 and $0.52, $0.44, $0.38 and $0.33 at the minimum, midpoint, maximum and adjusted maximum of the offering range during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively, and pro forma stockholders’ equity per share would be $9.26, $8.31, $7.62 and $7.01 and $8.90, $8.01, $7.35 and $6.78 at the minimum, midpoint, maximum and adjusted maximum of the offering range at March 31, 2005 and at June 30, 2004, respectively.

(7)	The retained earnings of Wauwatosa Savings will continue to be substantially restricted after the stock offering. See “Supervision and Regulation — Federal Regulations.”

COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND
WITHOUT THE FOUNDATION
      As set forth in the following table, if Wauwatosa Holdings were not making a contribution to the foundation as part of the reorganization, RP Financial estimates that the pro forma valuation of Wauwatosa Holdings would be greater, which would increase the amount of common stock offered for sale in the offering. At the minimum, midpoint, maximum and adjusted maximum of the valuation range, the pro forma valuation of Wauwatosa Holdings is $195.5 million, $230.0 million, $264.5 million, and 304.2 million with the charitable foundation, as compared to $199.8 million, $235.0 million, $270.3 million and $310.8 million, respectively, without the charitable foundation. There is no assurance that in the event that the contribution is not made to the charitable foundation, the appraisal prepared at that time would conclude that the pro forma market value of Wauwatosa Holdings would be the same as that estimated in the table below. Any appraisal prepared at that time would be based on the facts and circumstances existing at the time, including, among other things, market and economic conditions.
      For comparative purposes only, set forth below are certain pricing ratios and financial data and ratios at and for the nine months ended March 31, 2005 at the minimum, midpoint, maximum and adjusted maximum of the offering range, assuming that stock offering was completed at March 31, 2005, with and without the charitable foundation. Pro forma financial ratios are annualized. The offering amounts referred to in table below relate to the value of the shares sold to the depositors and the public.

	5,865,000 Shares Sold		6,900,000 Shares Sold		7,935,000 Shares Sold		9,125,250 Shares Sold
	Minimum of Estimated		Midpoint of Estimated		Maximum of Estimated		15% Above Estimated
	Offering Range		Offering Range		Offering Range		Offering Range

	With	Without	With	Without	With	Without	With	Without
	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation	Foundation

	(Dollars in thousands, except per share amounts)
Estimated offering amount	$58,650	$63,221	$69,000	$74,378	$79,350	$85,534	$91,253	$98,364
Pro forma market capitalization	61,876	63,221	72,795	74,378	83,714	85,534	96,271	98,364
Estimated full value	195,500	199,750	230,000	235,000	264,500	270,250	304,175	310,788
Total assets	1,394,996	1,398,183	1,404,149	1,407,898	1,413,301	1,417,614	1,423,827	1,428,787
Total liabilities	1,214,641	1,214,641	1,214,641	1,214,641	1,214,641	1,214,641	1,214,641	1,214,641
Pro forma stockholders’ equity	180,335	183,542	189,508	193,257	198,660	202,973	209,186	214,146
Pro forma net earnings	6,375	6,429	6,378	6,441	6,384	6,455	6,388	6,471
Pro forma stockholders’ equity per share	9.22	9.18	8.25	8.22	7.52	7.51	6.88	6.90
Pro forma net earnings per share	0.33	0.33	0.28	0.29	0.25	0.25	0.21	0.22
Pro forma pricing ratios:
Offering price as a percentage of pro forma stockholders’ equity per share	108.46%	108.93%	121.21%	121.65%	132.98%	133.16%	145.35%	144.93%
Offering price to pro forma net earnings per share	22.73	22.73	26.79	25.86	30.00	30.00	35.71	34.09
Pro forma financial ratios:
Return on assets(1)	0.61%	0.61%	0.61%	0.61%	0.60%	0.61%	0.60%	0.60%
Return on stockholders’ equity(1)	4.71%	4.67%	4.49%	4.44%	4.28%	4.24%	4.07%	4.03%
Stockholders’ equity to assets	12.93%	13.13%	13.50%	13.73%	14.06%	14.32%	14.69%	14.99%

(1)	Annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      This discussion and analysis reviews our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements and footnotes thereto, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Wauwatosa Savings as provided in this prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and results of operations of Wauwatosa Savings.
Overview
      Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of residential loans, construction loans and debt and mortgage-related securities and the interest we pay on our interest-bearing liabilities, consisting primarily of time deposits and borrowings from the Federal Home Loan Bank of Chicago. Wauwatosa Savings is a mortgage lender with mortgage loans comprising 99.99% of total loans receivable on March 31, 2005. Further, 84.8% of loans receivable are residential mortgage loans and 31.16% of loans receivable are over four-family residential mortgage loans on March 31, 2005. Wauwatosa Savings funds loan production primarily with retail deposits. On March 31, 2005, 89.7% of total deposits were time deposits also known as certificates of deposit. Wauwatosa Savings uses borrowings from the Federal Home Loan Bank of Chicago as a secondary source of funding. Federal Home Loan Bank advances outstanding on March 31, 2005 totaled $106.2 million or 9.8% of total deposits.
      Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income currently consists primarily of service fees, income from the increase on the cash surrender value of our Bank Owned Life Insurance and miscellaneous other income. Noninterest expense currently consists primarily of compensation and employee benefits, occupancy, data processing, advertising and marketing, charitable contributions and other operating expenses including consulting and other professional fees. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.
      Following the completion of the reorganization and offering, noninterest expense can be expected to increase as a result of the increase in costs associated with managing a public company, increased compensation expenses associated with adopting and funding our employee stock ownership plan, and the cost of stock contributed to the charitable foundation. Should Wauwatosa Holdings implement additional stock option, recognition and retention or other stock based compensation plans, compensation costs related to such share-based payment transactions will also be recognized in our consolidated financial statements.
      Assuming that the adjusted maximum number of shares is sold in the offering, the contribution to the charitable foundation will be approximately 502,000 shares or $5.0 million, all of which will be expensed in the quarter during which the reorganization is completed. Under the same assumption, the employee stock ownership plan will acquire 770,000 shares with a $7.7 million loan from Wauwatosa Holdings that is expected to be repaid over 10 years, resulting in an annual expense (pre-tax) of approximately $689,000 (assuming that the common stock maintains a value of $10.00 per share). The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares released to employees over the term of the loan. Accordingly, increases in the stock price above $10.00 per share will increase the employee stock ownership plan expense.
      It should be noted that while all financial information presented in this prospectus is based on a fiscal reporting period ending on June 30 each year, it is management’s intention to change the fiscal year to a calendar year effective December 31, 2005. Costs to be incurred with regard to this change have not been estimated, but will include additional legal, audit and accounting expenses. Changing the reporting period to a calendar year will eliminate timing differences that currently exist between the public reporting and audit year end and the tax, bank regulatory and management reporting year end.
Critical Accounting Policies
      Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets.
      Allowance for Loan Losses. Wauwatosa Savings establishes valuation allowances on over four-family and commercial real estate loans considered impaired. A loan is considered impaired when, based on current information and events, it is probable that Wauwatosa Savings will not be able to collect all amounts due according to the contractual terms of the loan agreement. A valuation allowance is established for an amount equal to the impairment when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan’s original effective interest rate or the fair value of the underlying collateral.
      Wauwatosa Savings also establishes valuation allowances based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth, and composition of the loan portfolio; adverse situations that may affect the borrower’s ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors. The allowance is increased by provisions charged to earnings and recoveries of previously charged-off loans and reduced by charge-offs. The adequacy of the allowance for loan losses is reviewed and approved quarterly by the Wauwatosa Savings board of directors. The allowance reflects management’s best estimate of the amount needed to provide for the probable loss on impaired loans and other inherent losses in the loan portfolio, and is based on a risk model developed and implemented by management and approved by the Wauwatosa Savings board of directors.
      Actual results could differ from this estimate, and future additions to the allowance may be necessary based on unforeseen changes in loan quality and economic conditions. For example, if classified loans were double the actual balance at March 31, 2005, the effect would be to increase the allowance for loan losses on that date by approximately $1.2 million. In addition, federal regulators periodically review the Wauwatosa Savings allowance for loan losses. Such regulators have the authority to require the Wauwatosa Savings to recognize additions to the allowance at the time of their examination.
      If the allowance for loan losses is too low we may incur higher provisions for loan losses in the future resulting in lower net income. If an estimate of the allowance for loan losses is too high, we may experience lower provisions for loan losses resulting in higher net income.
      Income Taxes. We recognize income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.
      Wauwatosa Savings has an investment subsidiary operating in Nevada. The income earned by that corporation is not subject to tax in Wisconsin nor has any such tax been paid. An accrued liability has been recorded pursuant to the Statement of Financial Accounting Standards Board No. 5 because the Wisconsin Department of Revenue has generally indicated that it may assess franchise taxes on the income of such out of state subsidiaries. Wauwatosa Savings has accrued an estimated liability, as of March 31, 2005, of $1.8 million net of the federal tax benefit. The accrued gross estimated liability provided during fiscal 2005, and as of March 31, 2005, is $2.8 million offset by a $1.0 million federal tax benefit. Wauwatosa Savings will continue to accrue state income tax until such time as this issue is resolved. See “RISK FACTORS — Wisconsin Tax

Developments Could Reduce Our Net Income” on page      and Note 9 to the Consolidated Financial Statements for additional information.
      Management believes its tax policies and practices are critical because the determination of the tax provision and current and deferred tax assets and liabilities have a material impact on our net income and the carrying value of our assets. We have no plans to change the tax recognition methodology in the future. If our estimated valuation allowance is too high or too low it will affect our future net income. Net deferred tax assets totaled $4.8 and $4.0 million on March 31, 2005 and June 30, 2004 respectively and there were no valuation allowances. If our estimated current and deferred tax assets and liabilities and any related estimated valuation allowance is too high or too low, it will affect our future net income in the year that the new information enabling us to better evaluate our estimates of income tax assets and liabilities becomes available.
Comparison of Financial Condition at March 31, 2005 and June 30, 2004
      Our total assets increased by $104.6 million, or 8.4%, to $1.3 billion at March 31, 2005 from $1.2 billion at June 30, 2004. The increase in total assets resulted primarily from increases in loans receivable. Loans receivable, net, increased by $108.9 million, or 10.2%, to $1.2 billion at March 31, 2005 from $1.1 billion at June 30, 2004. Approximately two-thirds (68.0%) of the increase in loans receivable, or $74.1 million, was attributable to the increase in residential real estate mortgage loans on properties consisting of two or more units. The increase in loans receivable reflected continued strong demand for loans in the relatively low interest rate environment. During the nine months ended March 31, 2005, available for sale securities decreased by $12.3 million, or 12.3%, to $87.3 million from $99.5 million at June 30, 2004. Cash and cash equivalents decreased by $1.8 million, or 9.2%, to $17.6 million at March 31, 2005 from $19.4 million at June 30, 2004. Office properties and equipment, net, increased by $7.3 million, or 45.8%, to $23.2 million at March 31, 2005, from $15.9 million at June 30, 2004. The increase was primarily the result of the purchase of the Wauwatosa Savings corporate center for $3.9 million in November 2004 and the March 2005 execution of a capital lease in the amount of $3.4 million for the replacement of the existing Waukesha branch office scheduled to be completed in fiscal 2006.
      Total deposits increased by $50.7 million, or 4.9%, to $1.1 billion at March 31, 2005 from $1.0 billion at June 30, 2004. Interest bearing deposits increased by $53.8 million while non-interest bearing deposits decreased by $3.1 million. Advances from the Federal Home Loan Bank increased by $46.2 million, or 76.9%, to $106.2 million at March 31, 2005 from $60 million at June 30, 2004, reflecting our ongoing willingness to use wholesale funding when deemed appropriate by management and in accordance with our Board of Directors approved liquidity policy. Internal policy currently allows for maximum Federal Home Loan Bank advances equal to 15% of total deposits. Federal Home Loan Bank advances at March 31, 2005 were 9.8% of total deposits.
      Total equity increased by $7.3 million, or 5.9%, to $130.1 million at March 31, 2005 from $122.8 million at June 30, 2004, primarily reflecting net income of $6.4 million for the nine months, plus a decrease of $900,000 in unrealized losses on available for sale securities, net of taxes.
Comparison of Financial Condition at June 30, 2004 and June 30, 2003
      Our total assets increased by $135.2 million, or 12.2%, to $1.2 billion at June 30, 2004 from $1.1 billion at June 30, 2003. The increase in total assets resulted primarily from increases in loans receivable. Available for sale securities increased by $9.1 million, or 10.1%, to $99.5 million at June 30, 2004 from $90.5 million at June 30, 2003. Loans receivable increased by $123.5 million, or 13.1%, to $1.1 billion at June 30, 2004 from $940.0 million at June 30, 2003, reflecting strong demand for new loans primarily resulting from the low interest rate environment. Of the total increase in loans receivable, net, $74.3 million, or 60.1%, was attributable to residential mortgage loans of two or more units. Cash and cash equivalents decreased by $9.4 million, or 32.6%, to $19.4 million at June 30, 2004 from $28.8 million at June 30, 2003 primarily in order to fund net loan production. Federal Home Loan Bank stock increased by $4.7 million, or 53.9%, in fiscal 2004 as the result of a voluntary stock purchase made for investment purposes. Federal Home Loan Bank stock paid dividends at an average rate of 6.63% in calendar 2003. In addition, during fiscal 2003, Wauwatosa Savings purchased $13 million of Bank Owned Life Insurance. These policies were purchased to offset the future obligations to Wauwatosa Savings employees under various benefit plans. Bank Owned Life Insurance is carried at the estimated net realizable cash value as adjusted on a monthly basis.
      Total deposits increased by $126.1 million, or 13.9%, to $1.0 billion at June 30, 2004 from $909.5 million at June 30, 2003 due to an increase of $120.0 million in interest bearing deposits and $6.1 million in noninterest bearing deposits. Brokered certificates of deposit accounted for $33.4 million of the total increase in deposits for the period. Brokered deposits tend to be a more volatile source of funds than deposits obtained from the local community.
      Total equity increased by $8.2 million, or 7.2%, to $122.8 million at June 30, 2004 from $114.6 million at June 30, 2003, as a result of net income of $10.6 million partially offset by an increase of $2.4 million in unrealized losses on investment securities available for sale.
Comparison of Operating Results for the Nine Months Ended March 31, 2005 and March 31, 2004
      General. Net income decreased $1.4 million, or 17.8%, to $6.4 million for the nine months ended March 31, 2005 from $7.8 million for the nine months ended March 31, 2004. The decrease in net income resulted primarily from the establishment of an accrual related to a dispute with the Wisconsin Department of Revenue, which reduced net income for the 2005 period by $1.8 million. The accrual was recorded in the nine months ended March 31, 2005 as the direct result of a general settlement agreement offered by the Department of Revenue in a letter dated July 27, 2004, which requested a response by September 10, 2004. While numerous Wisconsin financial institutions have negotiated and accepted settlement agreements with the Department of Revenue, Wauwatosa Savings has neither accepted, rejected, nor offered an alternate settlement as of this time.
      Interest Income. Interest income increased by $5.8 million, or 11.9%, to $54.9 million for the nine months ended March 31, 2005 from $49.1 million for the nine months ended March 31, 2004. The increase in interest income was due to a $113 million increase in the average balance of interest-earning assets plus a 9 basis point increase in the average yield on interest-earning assets to 6.0% for the nine months ended March 31, 2005 from 5.9% for the nine months ended March 31, 2004. Interest income on loans receivable increased by $5.9 million, or 12.9%, to $51.6 million from $45.7 million. Interest income on available for sale securities decreased $51,000, or 1.5%, to $3.4 million for the nine months ended March 31, 2005 from $3.4 million for the nine months ended March 31, 2004.
      Interest Expense. Interest expense increased $2.0 million, or 8.2%, to $26.3 million for the nine months ended March 31, 2005 from $24.3 million for the nine months ended March 31, 2004. The increase in interest expense was due to a $117.3 million increase in the average balance of interest-bearing liabilities partially offset by a 10 basis point decrease, to 3.09%, in the average cost of interest bearing liabilities (primarily deposit accounts). The decrease in the average cost of interest-bearing liabilities was primarily due to a shortening of the length-of-term for outstanding certificates of deposit. Certificates with contractual terms of three to four years decreased by $44.0 million, or 49.9%, while certificates with contractual terms of one year or less increased by $134.6 million, or 30.6%.
      Net Interest Income. Net interest income increased $3.9 million, or 15.5%, to $28.6 million for the nine months ended March 31, 2005 from $24.8 million for the nine months ended March 31, 2004 primarily due to an increase in average earning assets to $1.2 billion for the nine months ended March 31, 2005 from $1.1 billion for the nine months ended March 31, 2004, plus an increase in our net interest rate spread to 2.91% for the nine months ended March 31, 2005 from 2.72% for the nine months ended March 31, 2004. The increase in our net interest rate spread resulted from the combination of both an increase in the yield on average interest-earning assets and a decrease in the cost of average interest-bearing liabilities.
      Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the dates of the financial statements. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. The level of the allowance for loan losses is based on estimates, and ultimate losses may vary from the estimates.
      Based on our evaluation of these factors, management recorded a provision of $1.1 million for the nine months ended March 31, 2005, as compared to a provision of $524,000 for the nine months ended March 31, 2004. The provision increased as a result of significant loan growth and a 167.1% increase in classified loans since June 30, 2004. The provision reflects probable and reasonably estimable losses in our loan portfolio. At March 31, 2005, the allowance for loan losses totaled $4.5 million, or 0.38% of total loans receivable, compared to $3.4 million at June 30, 2004, or 0.32% of total loans reflecting the overall growth in the loan portfolio and the significant increase in classified loans.
      Noninterest Income. Noninterest income increased by $273,000, or 11.7%, to $2.6 million for the nine months ended March 31, 2005 compared to $2.3 million for the nine months ended March 31, 2004. The increase in noninterest income resulted primarily from a $488,000 net gain from the sale of land and building during the period ended March 31, 2005. There was no comparable transaction during the nine months ended March 31, 2004.
      Noninterest Expense. Total noninterest expense increased by $2.5 million, or 16.1%, to $17.8 million for the nine months ended March 31, 2005 from $15.4 million for the nine months ended March 31, 2004. The increase in noninterest expense resulted primarily from increases in charitable contributions, salaries and employee benefits and other noninterest expenses. Charitable contributions increased by $1.1 million, or 125.2%, to $1.9 million for the nine months ended March 31, 2005 compared to $844,000 for the nine months ended March 31, 2004.
      Salaries and employee benefits increased by $490,000, or 6.1%, to $8.5 million for the nine month ended March 31, 2005 from $8.1 million for the nine months ended March 31, 2004. The primary reasons for the increase in salaries and employee benefits expense were due to increased staffing levels in connection with Bank growth, annual increases in salary for existing employees and increases in pension benefits expenses. The number of full-time equivalent employees increased to 190 as of March 31, 2005 from 184 as of March 31, 2004. Pension benefits expense increased from $293,000 for the nine months ended March 31, 2004 to $361,000 for the nine months ended March 31, 2005 primarily due to increases in the number of participants.
      Other noninterest expense for the nine months ended March 31, 2005 included $305,000 related to the write-off of an investment in a partnership that made loans to non-profit, low income housing. There was no comparable expense in the nine months ended March 31, 2004. The write-off was the result of estimated impairment to the value of the related properties based upon information received in the second quarter of fiscal 2005.
      As a public company, we expect our noninterest expense to increase, reflecting costs of SEC reporting, compliance with the requirements of the Sarbanes-Oxley Act of 2002, and our employee stock ownership plan and other stock-owned benefit plans.
      Income Tax Expense. Income tax expense increased to $5.9 million for the nine months ended March 31, 2005 from $3.5 million for the nine months ended March 31, 2004. The effective tax rate was 48.2% for the nine months ended March 31, 2005 compared to 31.0% for the nine months ended March 31, 2004. The effective tax rate for the nine months ended March 31, 2005 differs from the statutory tax rate of 35% primarily due to the accrued liability of $1.8 million net of federal tax benefit related to an on-going dispute with the Wisconsin Department of Revenue. The accrued gross state liability as of March 31, 2005 is $2.8 million offset by a $1.0 million federal tax benefit. The effective tax rate for the nine months ended March 31, 2004 differs from the statutory tax rate of 35% primarily due to nontaxable earnings on bank-owned life insurance and municipal securities.
      Like many financial institutions located in Wisconsin, Wauwatosa Savings transferred investment securities and mortgage loan participations to an out-of-state subsidiary. Wauwatosa Savings’ Nevada chartered subsidiary now holds and manages those assets. Because the subsidiary is chartered and located in the state of Nevada, income from its operations has not been subject to Wisconsin state taxation. The investment subsidiary has not filed returns with, or paid income or franchise taxes to, the State of Wisconsin. The Wisconsin Department of Revenue (the “Department”) recently implemented a program to audit Wisconsin financial institutions which have formed and contributed assets to subsidiaries located outside of Wisconsin, and the Department has generally indicated that it intends to assess income or franchise taxes on the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. The Department has not issued an assessment to Wauwatosa Savings, but the Department has stated that it intends to do so if the matter is not settled.
      Prior to the formation of the investment subsidiary, Wauwatosa Savings sought and obtained private letter rulings from the Department regarding the non-taxability of the investment subsidiary in the State of Wisconsin. Wauwatosa Savings believes that it complied with Wisconsin law and the private ruling received from the Department. Should assessment be forthcoming, Wauwatosa Savings intends to defend its position through the normal administrative appeals process in place at the Department and through other judicial channels if necessary. Although Wauwatosa Savings will oppose any such assessment, there can be no assurance that the Department will not be successful in whole or in part in its efforts to tax the income of Wauwatosa Savings’ Nevada investment subsidiary. During the nine months ended March 31, 2005, Wauwatosa Savings accrued an estimated state liability, including interest, of $2.8 million for the probable assessment amount on the basis of facts known at that time. A deferred federal tax benefit of $1.0 million was also established as a result of this accrual. Wauwatosa Savings intends to continue accruing state income taxes on future investment subsidiary earnings consistent with the accrual previously described until such time as the dispute is resolved. Wauwatosa Savings does not expect the resolution of this matter to materially affect its consolidated results of operations and financial position beyond the amounts accrued.
      A resolution of this matter in line with our accrual would result in a reduction of cash from operating activities, in the year the matter is resolved, of $1.8 million. An adverse resolution of this matter beyond that currently anticipated would result in an increased reduction of cash from operating activities. Should the resolution of this matter result in an amount greater or lesser than the amount accrued at March 31, 2005, then the difference would be accounted for as a change in estimate and be charged or credited to income tax expense in the period that new information becomes available to better assess the probable loss from this matter.
Comparison of Operating Results for the Years Ended June 30, 2004 and June 30, 2003
      General. Net income decreased $521,000, or 4.7%, to $10.6 million in fiscal 2004 from $11.1 million for fiscal 2003. The decrease in net income resulted from an increase in higher noninterest expense of $2.8 million, or 15.7%, to $20.4 million for fiscal 2004 from $17.6 million for fiscal 2003. The increase in noninterest expense was partially offset by an increase in net interest income of $1.7 million, or 5.2%, to $33.7 million for fiscal 2004 from $32.0 million for fiscal 2003 and a related decrease in income tax expense of $879,000, or 15.3%, to $4.8 million from $5.7 million for fiscal 2003.
      Interest Income. Interest income decreased by $363,000, or 0.5%, to $66.1 million for fiscal 2004 from $66.5 million for fiscal 2003. The decrease in interest income resulted from a 77 basis point decrease in the average yield on interest-earning assets to 5.85% for fiscal 2004 from 6.62% for fiscal 2003, which was only partially offset by an increase in average interest-earning assets to $1.1 billion for fiscal 30, 2004 from $1.0 billion for fiscal 2003. The decrease in average yield reflected the decrease in market interest rates generally from fiscal 2003 through fiscal 2004. The increase in average interest-earning assets reflected continued strong demand for mortgage loans in a low interest rate environment.
      Interest Expense. Total interest expense decreased by $2.0 million, or 5.9%, to $32.4 million for fiscal 2004 from $34.5 million for fiscal 2003. The decrease in total interest expense resulted from a 63 basis point decrease in the average cost of interest-bearing liabilities to 3.15% for fiscal 2004 from 3.78% for fiscal 2003, which was only partially offset by a $117.1 million, or 12.8%, increase in average interest-bearing liabilities to $1.0 billion for fiscal 2004 from $911.9 million for fiscal 2003. The decrease in the average cost of interest-bearing liabilities primarily reflected the continued decline in market interest rates generally which resulted in lower rates offered on all deposit account products, especially time accounts or certificates of deposit.
      Net Interest Income. Net interest income increased $1.7 million, or 5.2%, to $33.7 million for fiscal 2004 from $32.0 million for fiscal 2003 in spite of a 14 basis point decline in the net interest rate spread to 2.70% for fiscal 2004 from 2.84% for fiscal 2003. The increase in net interest income is the direct result of the 9.3% increase in average loans receivable for the period plus the 69.4% increase in available for sale securities.
      Provision for Loan Losses. Management provided $860,000 for loan losses for fiscal 2004, compared to a provision of $520,000 for fiscal 2003. The provision increased as a result of an increase both in the loan portfolio as well as an increase in actual net chargeoffs of $423,000 in fiscal 2004. At June 30, 2004, the allowance for loan losses totaled $3.4 million, or 0.32% of total loans, compared to $3.0 million, or 0.31% of total loans, at June 30, 2003.
      Noninterest Income. Noninterest income increased by $42,000, or 1.4%, to $3.0 million for fiscal 2004 from $3.0 million for fiscal 2003. The increase in cash surrender value of life insurance totaling $1.0 million in fiscal 2004 was $387,000 higher than the prior fiscal year. Wauwatosa Savings purchased policies totaling $13 million in February 2003 generating other income for the remaining five months of fiscal 2003 and all 12 months of fiscal 2004.
      Service charges and fees decreased $363,000 or 24.1% to $1.1 million for fiscal 2004 compared to $1.5 million for fiscal 2003. Wauwatosa Savings’ most recent refinancing wave peaked in fiscal 2003.
      Noninterest Expense. Noninterest expense increased by $2.8 million, or 15.7%, to $20.4 million for fiscal 2004 from $17.6 million for fiscal 2003. The primary reasons for the increase in noninterest expense were increases in salary and employee benefits and occupancy expenses. Salaries and employee benefits expenses increased by $2.1 million, or 23.3%, to $10.8 million for fiscal 2004 from $8.7 million for fiscal 2003. The increase was primarily the result of higher salaries, staff increases, and higher health insurance expenses. Occupancy and equipment expenses increased by $936,000, or 36.9%, to $3.5 million for fiscal 2004 from $2.5 million for fiscal 2003. The increase was primarily the result of opening a new branch office in Oconomowoc, Wisconsin in mid-2003 and the establishment of a non-retail, corporate center leased in November 2002 and opened in April 2003.
      Income Tax Expense. Income tax expense decreased to $4.9 million for the year ended June 30, 2004 from $5.7 million for the year ended June 30, 2003. The lower income tax expense was the direct result of the overall decline in income before taxes plus the effect of the non-taxable income from the increase in cash value of life insurance. The effective tax rate was 31.5% for 2004 compared to 34.1% for 2003.
Comparison of Operating Results for the Years Ended June 30, 2003 and June 30, 2002
      General. Net income increased $266,000, or 2.45%, to $11.1 million for fiscal 2003 from $10.8 million for fiscal 2002. The increase in net income was the result of both higher net interest income and higher noninterest income as partially offset by an increase in noninterest expense. Net interest income increased by $3.3 million, or 11.4%, to $32.0 million for fiscal 2003 as compared to the prior year. Noninterest income increased by $852,000, or 39.8%, to $3.0 million for fiscal 2003 as compared to the prior year. Noninterest expense increased by $3.8 million, or 27.1%, to $17.6 million for fiscal 2003 as compared to the prior year.
      Interest Income. Interest income decreased by $3.7 million, or 5.2%, to $66.4 million for fiscal 2003 from $70.1 million for the prior year. The decrease in interest income resulted from a 64 basis point decrease in the average yield on interest-earning assets to 6.62% for fiscal 2003 from 7.26% for fiscal 2002, partially offset by a $37.8 million increase in average interest-earning assets to $1.0 billion for fiscal 2003 from $996.1 million for fiscal 2002. The decrease in average yield reflected the decrease in market interest rates generally from fiscal year 2002 through fiscal year 2003. The increase in average interest-earning assets reflected continued strong demand for mortgage loans in a low interest rate environment.
      Interest Expense. Total interest expense decreased by $7.0 million, or 16.8%, to $34.5 million for fiscal 2003 from $41.4 million for fiscal 2002. The decrease in total interest expense resulted from a 97 basis point decrease in the average cost of interest-bearing liabilities to 3.78% for fiscal 2003 from 4.75% for fiscal 2002, which was only partially offset by a $40.9 million, or 4.7%, increase in average interest-bearing liabilities to $911.9 million for fiscal 2003 from $871.0 million for fiscal 2002. The decrease in the average cost of interest-bearing liabilities primarily reflected the continued decline in market interest rates generally which resulted in lower rates offered on all deposit account products.
      Net Interest Income. Net interest income increased by $3.3 million, or 11.4%, to $32.0 million for fiscal 2003 from $28.7 million for fiscal 2002. This increase was due to the fact that with the overall decline in interest rates for the period, Wauwatosa Savings’ interest expense dropped by more than its interest income.
      Provision for Loan Losses. Management provided $520,000 for loan losses for fiscal 2003, compared to a provision of $1.3 million for fiscal 2002. The provision decreased in spite of the fact that the net loan portfolio increased by 5.0% during the year. The larger provision for fiscal 2002 was the direct result of the higher charge-off level in that year. Actual net charge-offs were $29,000 for fiscal 2003 as compared to $880,000 for fiscal 2002. At June 30, 2003, the allowance for loan losses totaled $3.0 million, or 0.32% of total loans, compared to $2.5 million, or 0.28% of total loans, at June 30, 2002.
      Noninterest Income. Noninterest income increased by $852,000, or 39.8%, to $3.0 million for fiscal 2003 as compared to fiscal 2002. The biggest increase in noninterest income was from prepayment penalties on loans which increased by $223,000, or 34.0%, to $878,000 for fiscal 2003 from $655,000 for fiscal 2002. Wauwatosa Savings generally includes a prepayment penalty clause in all mortgage loan contracts. The prepayment penalty is regularly waived if the customer replaces a prepaid mortgage loan with a new mortgage loan. The second largest increase in noninterest income was generated by the increase in cash surrender value of life insurance. That increase was $153,000, totaling $620,000, for fiscal 2003 verses the prior fiscal year. Wauwatosa Savings purchased policies totaling $13 million in February 2003 covering substantially all employees for the purpose of partially offsetting increasing employee benefit costs.
      Noninterest Expense. Noninterest expense increased by $3.7 million, or 27.1%, to $17.6 million for fiscal 2003 as compared to the prior year. The primary reasons for the increase in noninterest expense were increases in salary and employee benefits and occupancy expenses. Salaries and employee benefits expenses increased by $1.0 million, or 13.1%, to $8.7 million for fiscal 2003 from $7.7 million for fiscal 2002. The increase was primarily the result of higher salaries and staffing increases. The number of full-time equivalent staff increased from 131 at June 30, 2002 to 175 at June 30, 2003, or 33.6%. Three-fourths of the increase in staffing was directly related to production. Mortgage production staffing accounted for 28% of the increase, deposit production accounted for 28% of the increase and a new branch opened during the fiscal year accounted for 20% of the increase. Occupancy and equipment expenses increased by $751,000, or 42.1%, to $2.5 million for the year ended June 30, 2003 from $1.8 million for the year ended June 30, 2002. The increase was primarily the result of establishing a corporate center opened in April 2003.
      Income Tax Expense. Income tax expense increased to $5.7 million for fiscal 2003 from $4.8 million for fiscal 2002. The higher income tax expense was the direct result of the overall increase in income before taxes plus the beneficial effect of a net operating loss carryforward as applied to 2002 taxable income. The effective tax rate was 34.1% for 2003 compared to 30.8% for 2002.

Average Balance Sheets, Interest and Yields/ Costs
      The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields/costs for the nine months ended March 31 have been annualized. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

		Nine Months Ended March 31,

		2005				2004
	At March 31,
	2005		Interest				Interest
		Average	and		Yield/	Average	and		Yield/
	Yield/Cost	Balance	Dividends		Cost	Balance	Dividends		Cost

	(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	5.94%	$1,125,239	$51,585	(1)	6.11%	$974,213	$45,685	(1)	6.25%
Investment securities	4.96	76,372	2,627		4.59	96,602	2,773		3.83
Other earning assets	4.00	18,833	724		5.13	36,525	629		2.30

Total interest-earning assets	5.83	1,220,443	54,936		6.00	1,107,340	49,087		5.91

Noninterest-earning assets		46,836				43,098

Total assets		$1,267,279				$1,150,438

Interest-bearing liabilities:
Demand and money market accounts	.70	$90,008	600		0.89	$87,226	679		1.04
Savings accounts	.61	24,515	91		0.49	22,328	84		0.50
Certificates of deposit	3.55	939,617	23,463		3.32	830,681	21,757		3.49

Total interest-bearing deposits	3.26	1,054,140	24,154		3.05	940,235	22,520		3.19
Advances from the Federal Home Loan Bank and Federal funds purchased	3.08	68,536	1,985		3.85	65,071	1,586		3.24

Other interest-bearing liabilities	2.89	5,868	150		3.40	5,964	189		4.22

Total interest-bearing liabilities	3.25	1,128,544	26,289		3.10	1,011,270	24,295		3.20

Noninterest-bearing liabilities		12,015				21,192

Total liabilities		1,140,559				1,032,462
Equity		126,720				117,976

Total liabilities and equity		$1,267,279				$1,150,438

Net interest income			$28,647				$24,792

Net interest rate spread(2)					2.91%				2.72%
Net interest-earning assets(3)		$91,899				$96,070

Net interest margin(4)					3.13%				2.99%
Average interest-earning assets to average interest-bearing liabilities					107.84%				109.12%

	Year Ended June 30,

	2004				2003				2002

		Interest				Interest				Interest
	Average	and		Yield/	Average	and		Yield/	Average	and		Yield/
	Balance	Dividends		Cost	Balance	Dividends		Cost	Balance	Dividends		Cost

	(Dollars in thousands)
Interest-earning assets:
Loans receivable, net	$996,511	$61,531	(1)	6.17%	$911,743	$63,815	(1)	7.00%	$890,086	$66,982	(1)	7.53%
Available for sale securities(5)(6)	97,092	3,700		3.82	57,322	1,839		3.21	41,208	2,208		5.36
Other earning assets	35,287	857		2.43	34,847	798		2.29	34,803	934		2.69

Total interest-earning assets	1,128,890	66,088		5.85	1,003,912	66,452		6.62	966,097	70,124		7.26

Noninterest-earning assets	44,973				28,455				21,777

Total assets	$1,173,863				1,032,367				$987,874

Interest-bearing liabilities:
Demand and money market accounts	$88,324	884		1.00	$65,636	696		1.06	$56,684	795		1.40
Savings accounts	22,675	113		.50	20,401	150		0.74	20,170	208		1.03
Certificates of deposit	847,126	29,085		3.43	772,862	31,496		4.08	766,084	39,164		5.11

Total interest-bearing deposits	958,125	30,083		3.14	858,899	32,342		3.77	842,938	40,167		4.77
Mortgagor’s and investor’s escrow accounts	5,624	241		4.29	6,140	317		5.16	6,533	363		5.56
Advances from the Federal Home Loan Bank and Federal funds purchased	65,237	2,109		3.23	46,866	1,800		3.84	21,492	882		4.10

Total interest-bearing liabilities	1,028,986	32,432		3.15	911,905	34,459		3.78	870,963	41,412		4.75

Noninterest-bearing liabilities	25,680				11,445				20,182

Total liabilities	1,054,666				923,350				891,145
Equity	119,197				109,017				96,729

Total liabilities and equity	$1,173,863				$1,032,367				$987,874

Net interest income		$33,656				$31,993				$28,712

Net interest rate spread(2)				2.70%				2.84%				2.50%
Net interest-earning assets(3)	$99,904				$92,007				$95,134

Net interest margin(4)				2.98%				3.19%				2.97%
Average interest-earning assets to average interest-bearing liabilities				109.71%				110.09%				110.92%

(1)	Includes net deferred loan fee amortization income of $683,000 and $737,000 for the nine months ended March 31, 2005 and 2004, respectively and $1,008,000, $930,000 and $1,155,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

(5)	Average balance of available for sale securities is based on amortized historical cost.

(6)	Interest income from tax exempt securities is not significant to total interest income, therefore, interest and yield on interest earnings assets is not stated on a tax equivalent basis.

Rate/ Volume Analysis
      The following table sets forth the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Nine Months Ended March 31,			Years Ended June 30,
	2005 vs. 2004			2004 vs. 2003

	Increase (Decrease)			Increase (Decrease)
	Due to			Due to

	Volume	Rate	Net	Volume	Rate	Net

	(In thousands)
Interest and dividend income:
Loans receivable(1)(2)	$7,466	$(1,566)	$5,900	$5,625	$(7,909)	$(2,284)
Securities interest and income from other earning assets(3)	(1,313)	1,263	(50)	1,596	325	1,921

Total interest-earning assets	6,153	(302)	5,850	7,221	(7,584)	(363)

Interest expense:
Demand and Money Market accounts	33	(112)	(79)	229	(40)	189
Savings accounts	9	(2)	7	15	(52)	(37)
Certificates of deposit	3,250	(1,544)	1,706	2,846	(5,259)	(2,413)

Total interest-bearing deposits	3,292	(1,658)	1,634	3,090	(5,351)	(2,261)
FHLB Advances	156	242	398	626	(317)	309
Other interest-bearing liabilities	(5)	(34)	(39)	(25)	(51)	(76)

Total interest-bearing liabilities	3,443	(1,450)	1,993	3,691	(5,719)	(2,028)

Net change in interest income	$2,722	$1,135	$3,857	$3,530	$(1,865)	$1,665

	Years Ended June 30,
	2003 vs. 2002

	Increase (Decrease)
	Due to

	Volume	Rate	Net

	(In thousands)
Interest and dividend income:
Loans receivable(1)(2)	$1,600	$(4,767)	$(3,167)
Securities interest and income from other earning assets(3)	584	(1,090)	(506)

Total interest-earning assets	2,184	(5,857)	(3,673)

Interest expense:
Demand and Money Market accounts	114	(213)	(99)
Savings accounts	2	(60)	(58)
Certificates of deposit	343	(8,011)	(7,668)

Total interest-bearing deposits	459	(8,284)	(7,825)
FHLB Advances	979	(59)	920
Other interest-bearing liabilities	(31)	(15)	(46)

Total interest-bearing liabilities	1,407	(8,358)	(6,951)

Net change in interest income	$777	$2,500	$3,278

(1)	Includes net deferred loan fee amortization income of $683,000 and $737,000 for the nine months ended March 31, 2005 and 2004, respectively and $1,008,000, $930,000 and $1,155,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

(2)	Non-accrual loans have been included in average loans receivable balance

(3)	Average balance of available for sale securities is based on amortized historical cost.
Management of Market Risk
      General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, Wauwatosa Savings’ Board of Directors has established an Asset/ Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Management monitors the level of interest rate risk on a regular basis and the Asset/ Liability Committee meets at least weekly to review our asset/liability policies and interest rate risk position, which are evaluated quarterly.
      We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) emphasized variable rate loans including variable rate one- to four-family, and commercial loans as well as three to five year commercial balloon loans, (ii) reducing and shortening the expected average life of the investment portfolio, and (iii) whenever possible, lengthening the term structure of our deposit base and our borrowings from the Federal Home Loan Bank of Chicago. These measures should serve to reduce the volatility of our net interest income in different interest rate environments.
      Income Simulation. Simulation analysis is an estimate of our interest rate risk exposure at a particular point in time. At least quarterly we review the potential effect changes in interest rates could have on the repayment or repricing of rate sensitive assets and funding requirements of rate sensitive liabilities. Our most recent simulation uses projected repricing of assets and liabilities at March 31, 2005 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rate assumptions can have a significant impact on interest income simulation results. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates may have a significant impact on the actual prepayment speeds of our mortgage related assets that may in turn affect our interest rate sensitivity position. When interest rates rise, prepayment speeds slow and the average expected lives of our assets would tend to lengthen more than the expected average lives of our liabilities and therefore would most likely result in an increase to our liability sensitive position.

Percentage
Increase (Decrease) in
Estimated Net
Interest Income
Over 12 Months

300 basis point increase in rates	(11.98)%
200 basis point increase in rates	(7.54)
100 basis point increase in rates	(3.29)
100 basis point decrease in rates	1.61
      Wauwatosa Savings’ Asset/ Liability policy limits projected changes in net interest income to a maximum variance of (10%) to (20%) for various levels of interest rate changes measured over a twelve-month period when compared to the flat rate scenario. In addition, projected changes in the capital ratio are limited to 20 basis points and 50 basis points for various levels of changes in interest rates when compared to the flat rate scenario. These limits are re-evaluated on a periodic basis and may be modified, as appropriate. Because our balance sheet is liability sensitive, income is projected to decrease proportionately with increases in interest rates. At March 31, 2005, a 300 basis point immediate and instantaneous increase in interest rates had the affect of reducing forecast net interest income by 11.98% while a 100 basis point decrease in rates had the affect of increasing net interest income by 1.6%. At March 31, 2005, a 300 basis point immediate and instantaneous increase in interest rates had the affect of reducing the forecast return on assets by 21 basis points while a 100 basis point decrease in rates had the affect of increasing the return on assets by 2 basis points. While we believe the assumptions used are reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.
Liquidity and Capital Resources
      We maintain liquid assets at levels we consider adequate to meet our liquidity needs. Our liquidity ratio averaged 1.5% and 3.0% for the nine months ended March 31, 2005 and June 30, 2004, respectively. The liquidity ratio is equal to average daily cash and cash equivalents for the period divided by average total assets. We adjust our liquidity levels to fund loan commitments, repay our borrowings, fund deposit outflows and pay real estate taxes on mortgage loans. We also adjust liquidity as appropriate to meet asset and liability management objectives. The operational adequacy of our liquidity position at any point in time is dependent upon the judgment of the Chief Financial Officer as supported by the full Asset/ Liability Committee. Liquidity is monitored on a daily, weekly and monthly basis using a variety of measurement tools and indicators. Regulatory liquidity, as required by the Wisconsin Department of Financial Institutions, is based on current liquid assets as a percentage of the prior month’s average deposits and short-term borrowings. Minimum primary liquidity is equal to 4.0% of deposits and short-term borrowings and minimum total regulatory liquidity is equal to 8.0% of deposits and short-term borrowings. Wauwatosa Savings primary and total regulatory liquidity at March 31, 2005 was 4.02% and 9.56%, respectively.
      Our primary sources of liquidity are deposits, amortization and prepayment of loans, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Additional sources of liquidity used for the purpose of managing long- and short-term cash flows include $45 million in Federal funds lines of credit with three commercial banks and advances from the Federal Home Loan Bank of Chicago. Internal policy limits reliance on Federal Home Loan Bank advances to 15% of total deposits.
      A portion of our liquidity consists of cash and cash equivalents, which are a product of our operating, investing and financing activities. At March 31, 2005 and June 30, 2004, respectively, $17.6 million and $19.4 million of our assets were invested in cash and cash equivalents. Our primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of debt and mortgage-related securities, increases in deposit accounts, Federal funds purchased and advances from the Federal Home Loan Bank of Chicago.
      Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.
      During the nine months ended March 31, 2005 and the year ended June 30, 2004, our loan originations, net of collected principal, totaled $111.5 million and $127.6 million, respectively, reflecting net growth in our portfolio due to a continued low interest rate environment and strong housing market. Cash received from the calls and maturities of debt and mortgage-related securities totaled $40.5 million and $51.3 million for the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively. We purchased $31.9 million and $71.3 million in available-for-sale debt and mortgage-related securities during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively. We sold $4.7 million and $7.1 million in available-for-sale debt and mortgage-related securities during the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively.

      Deposit flows are generally affected by the level of interest rates, the interest rates and products offered by local competitors, and other factors. The net increases in total deposits were $50.7 million and $126.1 million for the nine months ended March 31, 2005 and the year ended June 30, 2004, respectively.
      Liquidity management is both a daily and longer-term function of business management. If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Chicago, which provide an additional source of funds. At March 31, 2005, we had $106.2 million in advances from the Federal Home Loan Bank of Chicago, of which $48 million was due within 12 months, and an additional available borrowing limit of $361.7 million based on collateral requirements of the Federal Home Loan Bank of Chicago. Internal policies limit borrowings to 15% of total deposits, or $162.9 million at March 31, 2005.
      At March 31, 2005, we had outstanding commitments to originate loans of $135.0 million and unfunded commitments under lines of credit and stand-by letters of credit of $28.8 million. At March 31, 2005, certificates of deposit scheduled to mature in less than one year totaled $574.3 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by us, we will have to utilize other funding sources, such as Federal Home Loan Bank of Chicago advances in order to maintain our level of assets. However, we cannot assure that such borrowings would be available on attractive terms, or at all, if and when needed. Alternatively, we would reduce our level of liquid assets, such as our cash and cash equivalents and securities available for sale in order to meet funding needs. In addition, the cost of such deposits may be significantly higher if market interest rates are higher or there is an increased amount of competition for deposits in our market area at the time of renewal.
      The following tables present information indicating various non-deposit contractual obligations and commitments of Wauwatosa Savings as of March 31, 2005 and the respective maturity dates.
Contractual Obligations

			More Than One	More Than Three
		One Year	Year through	Years through	Over
	Total	or Less	Three Years	Five Years	Five Years

	(In thousands)
Federal Home Loan Bank advances(1)	$106,162	$48,000	$58,162	$—	$—
Operating leases(2)	160	54	92	14
Capital lease	4,500	300	600	3,600
Salary continuation agreements	4,185	556	940	1,152	1,537

Total Contractual Obligations	$115,007	$48,910	$58,854	$4,766	$1,537

(1)	Secured under a blanket security agreement on qualifying assets, principally, mortgage loans. Excludes interest which will accrue on the advances.

(2)	Represents non-cancelable operating leases for offices.
Other Commitments

			More Than One	More Than Three
		One Year	Year through	Years through	Over
	Total	or Less	Three Years	Five Years	Five Years

	(In thousands)
Real estate loan commitments(1)	$70,667	$70,667	$—	$—	$—
Unused portion of home equity lines of credit(2)	27,374	27,374
Unused portion of construction loans(3)	64,306	64,306
Standby letters of credit	1,404	417	987

Total Other Commitments	$163,751	$162,763	$987	$—	$—

      General: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses.

(1)	Commitments for loans are extended to customers for up to 180 days after which they expire.

(2)	Unused portions of home equity loans are available to the borrower for up to 10 years.

(3)	Unused portions of construction loans are available to the borrower for up to 1 year.
Impact of Recent Accounting Pronouncements
      In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force in Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF” No. 03-01). The disclosure for Wauwatosa Savings’ June 30, 2004 and 2003 consolidated financial statements are included therein. In September 2004, the Financial Accounting Standards Board (the “FASB”) voted to delay the effective date of paragraph 16 of EITF 03-1. The delay applies to both debt and equity securities, and specifically applies to impairments caused by interest rate and sector spreads, and to the requirements that a company declare its intent to hold the security to recovery in order to avoid recognizing an other than-temporary impairment charge through earnings. The FASB intends to issue implementation guidance on this topic. Once issued, we will evaluate the impact on our consolidated financial statements.
      In March 2004, the SEC issued Staff Accounting Bulletin No. 105 (“SAB 105”), Application of Accounting Principles to Loan Commitments, which provides guidance regarding loan commitments that are accounted for as derivatives instruments. In the bulletin, the SEC determined that a loan commitment for which the interest rate has been locked should be valued at zero at inception. The adoption of SAB 105 did not have a material impact on the Wauwatosa Savings results of operations, financial position or liquidity.
      In December 2004, the FASB issue SFAS No. 123 (revised December 2004), Share-Based Payment, which will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123(R) replaces FASB Statement 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) will be effective for the Wauwatosa Holdings for all awards issued on or after the reorganization, and will affect any unvested awards at or following the reorganization. SFAS No. 123(R) will impact compensation expense for any awards granted. SFAS No. 123(R) has not historically been applied to Wauwatosa Savings. There was no stock compensation expense in the historical financial statements because of the Wauwatosa Savings mutual organizational structure.
Impact of Inflation and Changing Prices
      Our financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

BUSINESS OF WAUWATOSA HOLDINGS, INC.
      Wauwatosa Holdings will be formed as part of the reorganization and, as such, has not engaged in any business. Upon completion of the reorganization and stock offering, Wauwatosa Holdings will own all of the issued and outstanding common stock of Wauwatosa Savings. Wauwatosa Holdings expects to retain 50% of the net proceeds from the stock offering. A portion of the net proceeds Wauwatosa Holdings retains will be used to make a loan to fund the purchase of shares of common stock by Wauwatosa Savings’ employee stock ownership plan. We intend to invest our capital as discussed in “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page      .
      In the future, Wauwatosa Holdings, as the holding company of Wauwatosa Savings, will be authorized to pursue other business activities permitted by applicable laws and regulations for bank holding companies, which may include the acquisition of banking and financial services companies. We have no plans for any mergers or acquisitions, or other diversification of the activities of Wauwatosa Holdings, Inc. at the present time.
      Our cash flow will depend on earnings from the investment of the net proceeds we retain and any dividends received from Wauwatosa Savings. Wauwatosa Holdings neither owns nor leases any property, but instead uses the premises, equipment and furniture of Wauwatosa Savings. Upon organization, Wauwatosa Holdings will employ as officers only certain persons who are also officers of Wauwatosa Savings. However, Wauwatosa Holdings will use the support staff of Wauwatosa Savings from time to time. These persons will not be separately compensated by Wauwatosa Holdings Wauwatosa Holdings may hire additional employees, as appropriate, to the extent it expands its business in the future.
BUSINESS OF WAUWATOSA SAVINGS BANK
General
      Our principal business consists of attracting deposits from the general public in the areas surrounding our main office location in Wauwatosa, Wisconsin, a suburb of Milwaukee, and our five other banking offices and our 7 automated teller machines (“ATM”), including stand-alone ATM facilities, located in Milwaukee and Waukesha Counties, Wisconsin.
      We invest those deposits, together with funds generated from operations, primarily in residential real estate mortgage loans. At March 31, 2005, residential real estate mortgage loans comprised 84.8% of our total loans receivable. On that same date, our residential real estate mortgage loan portfolio was comprised of loans secured by single family homes, (39.4%), two-to four-family homes, (23.8%), and over four-family buildings, (36.7%). The remainder of Wauwatosa Savings loans receivable consist of construction mortgages, commercial mortgages and mortgages on land. For strategic reasons, we may periodically sell over four-family residential mortgage loans with servicing rights retained. We currently have no reason to believe our historic practices will change in the near future. See “Lending Activities” on page      .
      Our revenues are derived principally from interest on loans and securities. Our primary sources of funds are deposits and principal and interest payments on loans and securities. We also periodically borrow from the Federal Home Loan Bank of Chicago.
Business Strategy
      Our business strategy is to operate a well-capitalized and profitable community bank dedicated to providing quality customer service. Our principal business activity has historically been the origination of one- to four-family residential mortgage loans. More recently, we have increased our efforts to originate loans secured by commercial real estate, including over four-family properties. There can be no assurances that we will successfully implement our business strategy.

      Highlights of our business strategy are as follows:

•	Remaining a Community-Oriented Institution. We were established in Wauwatosa, Wisconsin, a suburb of Milwaukee, in 1921, and we have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities we serve, and we are dedicated to providing quality personal service to our customers. Our focus will be to retain our essentially mutual charter and reinvest the proceeds of the offering consistent with our historical, community-oriented focus.

•	Continuing Emphasis on Residential Real Estate Lending. We intend to continue our emphasis on the origination of residential real estate loans, especially over four-family loans. Current loans-to-one borrower limitations cap the amount of credit that we can extend to affiliated investors/developers at 15% of Wauwatosa Savings’ capital. The additional capital raised in the offering will increase our commercial real estate lending capacity by enabling us to originate more loans and loans with larger balances. This will permit us to serve over four-family borrowers with larger lending needs and to originate larger commercial real estate loans than we have in the past. In addition, we intend to expand the owner-occupied residential mortgage product offering by developing a long-term, fixed-rate loan and an indexed, adjustable mortgage loan product.

•	Expansion within Our Market Area. Wauwatosa Savings’ growth in recent years has been achieved through the origination of real estate mortgages funded primarily by fixed-term deposits. We currently operate six banking offices, one of which is a supermarket branch open seven days a week. In 2003 and 2004, we opened two new full service branches in Waukesha County, Wisconsin, one in the city of Oconomowoc and the other in the city of Pewaukee. We plan to expand our branch network in the next few years by adding one to two branches each year within our existing market area defined as Milwaukee and Waukesha counties and each of the other six contiguous counties. The additional capital raised in the offering will provide support for this growth.

•	Maintaining High Asset Quality. We have emphasized maintaining strong asset quality by following conservative underwriting criteria, and by exclusively originating loans secured by real estate in relatively favorable economic and real estate market conditions. Through strategies which focus on borrower workout arrangements, Wauwatosa Savings has been proactive in managing non-performing assets such that realized losses are minimized.
Competition
      We face competition within our market area both in making real estate loans and attracting deposits. Milwaukee and Waukesha Counties have a high concentration of financial institutions including large commercial banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as commercial deposits, consumer loans, commercial and industrial loans, investment products, insurance, trust services and private banking. As of June 30, 2004, based on the FDIC’s annual Summary of Deposits Report, our market share of deposits represented 3.2% of deposits in Milwaukee County, the 5th largest market share in that county, and 2.2% of deposits in Waukesha County, the 12th largest market share there.
      Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from money market funds, brokerage firms, and mutual funds. Our primary focus is to build and develop profitable customer relationships across all lines of business while maintaining our role as a community bank.
Market Area
      We operate primarily in the Milwaukee suburban market area, which has a stable population and household base. All of our offices are located in Milwaukee and Waukesha Counties, Wisconsin, which are both part of the Milwaukee metropolitan area. According to a recent census report, during the past three years, the population of Milwaukee County decreased by 0.1% and the population of Waukesha County increased by 1.0%, while the population of the United States increased by 1.0%. During that period, the number of households in Milwaukee and Waukesha Counties and in the United States increased 0.0%, 1.4% and 1.0%, respectively. In 2004, per capita income for Milwaukee and Waukesha Counties was $21,943 and $33,064, and the median household income was $41,373 and $69,404, respectively. This compares to per capita income for the State of Wisconsin and the United States of $23,962 and $24,902, respectively, and median household income of $48,283 and $46,475, respectively.
      Our market area is located in southeastern Wisconsin including the entire Milwaukee metropolitan area. Wauwatosa borders the west side of the City of Milwaukee, in Milwaukee County. We have two full-service offices in Milwaukee County and three full-service offices in Waukesha County, which is immediately west of Milwaukee County. Milwaukee and Waukesha Counties have a mix of industry groups and employment sectors, including services, manufacturing and wholesale/retail trade as the basis of the local economy. These three sectors comprise approximately 70.7% of the employment base in Milwaukee County and approximately 71.2% of the employment base in Waukesha County. Waukesha County’s unemployment rate for January 2005 of 4.0% was lower than the comparable Wisconsin unemployment rate of 4.8% and lower than the national unemployment rate of 5.7%. Milwaukee County’s unemployment rate alone for the same period of 2005 was 5.8%, higher than both the Wisconsin unemployment rate and the national unemployment rate. Consistent with the national and Wisconsin unemployment trends, Milwaukee and Waukesha Counties’ January 2005 unemployment rates were lower compared to the January 2004 unemployment rates of 6.6% and 4.6%, respectively.
      Our primary market area for deposits includes the communities in which we maintain our banking office locations. Our primary lending area is broader than our primary deposit market area and includes all of Milwaukee and Waukesha Counties, and parts of the adjacent Ozaukee, Washington, Jefferson, Walworth, and Racine Counties.
Lending Activities
      Historically, our principal lending activity has been the origination of mortgage loans for the purchase or refinancing of residential real estate. Generally, we retain all loans that we originate. However, we periodically sell participations in large loans when borrower relationships begin to approach the maximum loans to one-borrower limits. When we sell loans, we generally will retain the servicing rights for such loans. Single family residential real estate loans represented $416.7 million, or 33.4%, of our loan portfolio at March 31, 2005. Two- to four-family residential real estate mortgage loans represented $251.5 million, or 20.2%, of our loan portfolio at March 31, 2005. Over four-family residential real estate mortgage loans represented $388.1 million, or 31.2%, of our loan portfolio at March 31, 2005. We also offer construction loans, commercial real estate loans, and land loans. At March 31, 2005, construction loans and commercial real estate loans totaled $121.1 million and $43.1 million, or 9.7% and 3.5%, respectively, of our total loan portfolio. Notably, net deferred loan fees and premiums have trended from deferred income to deferred costs as a result of a shift in consumer demand to residential mortgage loans with no points. We expect this trend to continue in 2005.

      Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,		At June 30,

	2005		2004		2003		2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate loans:
Residential(1)
Single family	$416,671	33.44%	$391,864	34.60%	$357,212	36.63%	$371,754	40.21%	$394,118	42.70%	$362,095	43.10%
Two- to four-family	251,507	20.19	224,765	19.85	203,655	20.88	185,218	20.04	170,079	18.42	146,770	17.47
Over four-family	388,147	31.16	340,753	30.09	287,589	29.49	262,310	28.38	261,394	28.32	237,580	28.28
Construction	121,095	9.72	110,495	9.76	75,535	7.74	66,918	7.24	58,100	6.29	59,688	7.10
Commercial	43,067	3.46	46,138	4.07	43,895	4.50	28,552	3.09	30,381	3.29	26,947	3.21
Land	25,086	2.02	18,307	1.62	7,195	0.74	9,434	1.02	8,904	0.96	6,976	0.83
Other loans	171	0.01	186	0.01	214	0.02	214	0.02	167	0.02	107	0.01

Total loans	1,245,744	100.00%	1,132,507	100.00%	975,295	100.00%	924,400	100.00%	923,143	100.00%	840,163	100.00%

Undisbursed loan proceeds	(64,306)		(61,904)		(29,173)		(23,947)		(33,956)		(30,854)
Net deferred loan fees and premiums	(4,421)		(3,631)		(3,099)		(2,576)		(2,641)		(2,051)
Allowance for loan losses	(4,483)		(3,378)		(2,970)		(2,479)		(1,973)		(1,655)

Loans, net	$1,172,534		$1,063,594		$940,053		$895,398		$884,573		$805,603

(1)	Residential mortgage loans include home equity loans and home equity lines of credit.
      Loan Portfolio Maturities and Yields. The following table summarizes the final maturities of our loan portfolio at March 31, 2005. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based upon the final contractual payment dates and do not reflect the impact of prepayments and scheduled monthly payments that will occur.

	Residential(1)

			Two- to
	Single Family		Four-Family		Over Four-Family		Construction		Commercial		Land

		Weighted		Weighted		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average		Average		Average
Maturity Date	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

	(Dollars in thousands)
April 1, 2005 — March 31, 2006	$8,947	6.87%	$20,734	6.16%	$19,422	6.48%	$66,738	5.95%	$1,828	7.55%	$3,131	5.78%
April 1, 2006 — March 31, 2007	12,315	6.23	43,924	6.14	46,149	6.03	3,547	6.12	2,895	5.98	4,801	6.14
April 1, 2007 — March 31, 2008	25,563	6.41	64,554	6.40	87,648	6.02	6,006	6.35	1,468	6.12	4,176	6.28
April 1, 2008 — March 31, 2009	3,593	6.34	6,211	6.24	10,465	5.97	5,807	6.02	962	5.51	21	5.75
April 1, 2009 — March 31, 2010	1,285	6.02	3,799	6.21	10,892	5.88	1,305	5.75	1,191	5.50	—	0.00
April 1, 2010 and thereafter	364,968	5.74	112,285	6.01	213,571	5.84	37,692	5.72	34,723	6.02	12,957	5.31

Total	$416,671	5.83%	$251,507	6.15%	$388,147	5.94%	$121,095	5.90%	$43,067	6.06%	$25,086	5.69%

	Other		Total Loans

		Weighted		Weighted
		Average		Average
Maturity Date	Amount	Rate	Amount	Rate

	(Dollars in thousands)
April 1, 2005 — March 31, 2006	$171	0.00%	$120,971	6.15%
April 1, 2006 — March 31, 2007	—	—	113,631	6.10
April 1, 2007 — March 31, 2008	—	—	189,415	6.22
April 1, 2008 — March 31, 2009	—	—	27,059	6.07
April 1, 2009 — March 31, 2010	—	—	18,472	5.92
April 1, 2010 and thereafter	—	—	776,196	5.81

Total	$171	0.00%	$1,245,744	5.94%

      Loan Portfolio Maturities and Yields. The following table summarizes the final maturities of our loan portfolio at June 30, 2004. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. Maturities are based upon the final contractual payment dates and do not reflect the impact of prepayments and scheduled monthly payments that will occur.

	Residential(1)

			Two- to
	Single Family		Four-Family		Over Four-Family		Construction		Commercial		Land

		Weighted		Weighted		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average		Average		Average
Maturity Date	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

	(Dollars in thousands)
July 1, 2004 — June 30, 2005	$108,733	5.97%	$59,599	6.65%	$79,618	6.04%	$66,574	5.97%	$6,011	7.49%	$6,624	6.66%
July 1, 2005 — June 30, 2006	117,228	5.91	64,687	6.31	89,275	6.19	11,425	6.19	17,318	6.16	1,211	5.59
July 1, 2006 — June 30, 2007	123,761	5.63	86,327	5.89	84,713	5.81	21,185	5.81	13,380	5.69	8,112	6.11
July 1, 2007 — June 30, 2008	18,775	5.89	5,571	5.91	18,345	6.05	833	5.68	1,017	6.00	1,189	5.78
July 1, 2008 — June 30, 2009	20,623	5.40	7,289	5.66	45,864	5.60	5,084	5.80	8,412	5.53	1,169	5.55
July 1, 2009 and thereafter	2,743	5.74	1,292	6.12	22,938	5.65	5,214	5.99	—	0.00	2	7.50

Total	$391,863	5.81%	$224,765	6.21%	$340,753	5.94%	$110,495	5.95%	$46,138	6.08%	$18,307	6.22%

	Other		Total Loans

		Weighted		Weighted
		Average		Average
Maturity Date	Amount	Rate	Amount	Rate

	(Dollars in thousands)
July 1, 2004 — June 30, 2005	$186	0.00%	$327,525	6.15%
July 1, 2005 — June 30, 2006	—	—	301,144	6.10
July 1, 2006 — June 30, 2007	—	—	337,479	5.77
July 1, 2007 — June 30, 2008	—	—	45,730	5.96
July 1, 2008 — June 30, 2009	—	—	88,441	5.56
July 1, 2009 and thereafter	—	—	32,188	5.73

Total	$186	0.00%	$1,132,507	5.96%

(1)	Residential mortgage loans include home equity loans and home equity lines of credit.

      The following table sets forth the scheduled repayments of fixed and adjustable rate loans at March 31, 2005 that are contractually due after March 31, 2006.

	Due After March 31, 2006

	Fixed	Variable	Total

	(In thousands)
Real estate loans:
Residential(1)
Single family	$41,957	$365,767	$407,724
Two- to four-family	116,968	113,805	230,773
Over four-family	168,360	200,365	368,725
Construction	20,895	33,462	54,357
Commercial	5,090	36,149	41,239
Land	6,798	15,157	21,955
Other	—	—	—

Total loans	$360,068	$764,705	$1,124,773

      The following table sets forth the scheduled repayments of fixed and adjustable rate loans at June 30, 2004 that are contractually due after June 30, 2005.

	Due After June 30, 2005

	Fixed	Variable	Total

	(In thousands)
Real estate loans:
Residential(1)
Single family	$17,896	$265,234	$283,130
Two- to four-family	67,865	97,301	165,166
Over four-family	87,607	173,528	261,135
Construction	19,691	24,050	43,741
Commercial	6,748	33,379	40,127
Land	4,357	7,326	11,683
Other	—	—	—

Total loans	$204,164	$600,818	$804,982

(1)	Residential mortgage loans include home equity loans and home equity lines of credit.
      One-to Four-Family Residential Mortgage Loans. Wauwatosa Savings’ primary lending activity consists of the origination of residential mortgage loans that are primarily secured by properties located in Milwaukee and Waukesha Counties. We currently offer only variable-rate mortgage loans for one-to four-family properties, with an interest rate which can be adjusted at our discretion semi-annually after either a three- or five-year initial fixed rate period. This loan product, commonly known as a Wisconsin escalator, does not conform to secondary market standards and therefore can not be sold as such. While this product is adjustable at the discretion of Wauwatosa Savings, management believes that increasing the rate, even in a sharply rising interest rate environment, would significantly undermine the marketability of the product. As such, Wauwatosa Savings has not increased the interest rates on existing owner-occupied mortgage loans since 1981. Conversely, Wauwatosa Savings does have a history of reducing rates on a portfolio-wide basis for all variable-rate loans when market conditions so warrant. Unlike with respect to the owner-occupied portfolio, rates are raised on non-owner-occupied mortgage loans from time to time as the market interest rate rise. At March 31, 2005, the majority of loans receivable, 65.3%, were non-owner-occupied mortgage loans and 34.7% of loans receivable were owner-occupied mortgage loans.

      We originated $96.6 million and $76.1 million and $116.3 million of single family and two- to four-family residential loans, respectively, during the nine months ended March 31, 2005. Our variable-rate mortgage loans generally provide for maximum rate adjustments of 100 basis points per adjustment, with a lifetime maximum adjustment up to 3%, regardless of the initial rate. Our variable-rate mortgage loans typically amortize over terms of up to 30 years.
      Variable rate mortgage loans can decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. This risk is mitigated as related to the Wauwatosa Savings owner-occupied portfolio due to our history of not raising rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of variable rate mortgage loans may be limited during periods of rapidly rising interest rates.
      All residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. We also require homeowner’s insurance where circumstances warrant flood insurance on properties securing real estate loans. At March 31, 2005, our largest single family owner-occupied residential mortgage loan had a principal balance of $1.8 million and our largest single family non-owner-occupied residential real estate loan had a principal balance of $1.1 million. Both loans were performing in accordance with repayment terms. The average single family mortgage loan balance was $100,000 on March 31, 2005. This compares with an average balance of $114,000 for two- to four-family mortgage loans on March 31, 2005.
      Wauwatosa Savings offers employees special terms applicable to home mortgage loans granted on their principal residence. The employee rate and terms are available only to full-time, permanent employees and officers after a minimum of six months of employment. Mortgage loans are underwritten and granted under normal terms and conditions applicable to any borrower from Wauwatosa Savings. The employee interest rate is predicated upon Wauwatosa Savings’ cost of funds on December 31 of the immediately preceding year and is adjusted annually. The employee interest rate is not permitted to exceed the contract rate plus or minus increases or decreases to the contract rate directed by the Wauwatosa Savings Board of Directors to be made to all residential mortgage loans originated at the same contract rate, subject to any limitations or the lender’s right to increase or decrease interest rates contained in the mortgage note. The employee rate is applicable to all mortgage loans that qualify under the employee loan policy statement that are scheduled for automatic payment. Mortgage loans that are not scheduled for automatic payment as of the last business day preceding a monthly installment payment due date revert back to the contract rate for the following month. All mortgage loans made to employees or to officers of Wauwatosa Savings must meet all provisions of the applicable state and federal regulations now in effect or as amended from time to time by federal regulatory agencies. At March 31, 2005, the rate of interest on an employee rate mortgage loan was 3.08%, as compared to the weighted average rate of 5.83% on all single family mortgage loans at March 31, 2005. Employee rate mortgage loans totaled $10.9 million, or 1.0% of our residential mortgage loan portfolio on that date.
      We also offer home equity loans and home equity lines of credit, both of which are secured by owner-occupied one- to four-family residences. At March 31, 2005, home equity loans and equity lines of credit totaled $41.4 million, or 3.5% of total loans. Additionally, at March 31, 2005, the unadvanced amounts of home equity lines of credit totaled $27.4 million. The underwriting standards utilized for home equity loans and home equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity loans are offered with adjustable rates of interest and with terms up to 10 years. The loan-to-value ratio for our home equity loans and our lines of credit is generally limited to 90%. Our home equity lines of credit have ten year terms and adjustable rates of interest which are indexed to the prime rate, as reported in The Wall Street Journal. Interest rates on home equity lines of credit are generally limited to a maximum rate of 18%. The largest home equity line of credit outstanding on March 31, 2005 totaled $383,633 on a commitment of $383,700 on a property with an appraised value of $383,700.

      Over Four-family Real Estate Loans. We originate over four-family real estate loans as a significant portion of total annual loan production. Over four-family loans originated during the nine months ended March 31, 2005 totaled $116.3 million or 32.7% of all mortgage loans originated. These loans are generally located in our primary market area. Over four-family real estate underwriting policies provide that typically such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided such loan complies with our current loans-to-one borrower limit. Over four-family real estate loans may be made with terms including up to 30-year amortization schedules and are offered with interest rates that are fixed up to five years or are variable and adjust at our discretion. In reaching a decision on whether to make an over four-family real estate loan, we consider gross revenues and the net operating income of the property, the borrower’s expertise, business cash flow and credit history, and the appraised value of the underlying property. In addition, we will also consider the terms and conditions of the leases and the credit quality of the tenants. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before interest, taxes, depreciation and amortization divided by interest expense and current maturities of long term debt) of at least 1.15 times. Environmental surveys are required for commercial real estate loans when environmental risks are identified. Generally, over four-family and commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals and owners of 20% or more of the entity.
      An over four-family borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require high balance borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to all guarantors on these loans. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest over four-family real estate loan in our portfolio at March 31, 2005 was a $6.0 million loan for a 226 unit, 23 building apartment complex with an appraised value of $8.2 million located in Appleton, Wisconsin. At March 31, 2005, the largest exposure to a related group of borrowers was $15.6 million, represented by 23 separate loans, primarily on residential properties with over four units located throughout Milwaukee. These loans were performing according to their terms. The average outstanding over four-family mortgage loan totaled $455,000 on March 31, 2005.
      Loans secured by over four-family real estate generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by over four-family properties are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.
      Residential Construction Loans. We originate construction loans to individuals and contractors for the construction and acquisition of personal and multi-family residences. At March 31 2005, construction mortgage loans amounted to $121.1 million, or 9.7%, of total loans. At March 31, 2005, the unadvanced portion of these construction loans totaled $64.3 million.
      Our construction mortgage loans generally provide for the payment of interest only during the construction phase, which is typically up to nine months although our policy is to consider construction periods as long as 12 months or more. At the end of the construction phase, the construction loan converts to a longer term mortgage loan. Construction loans can be made with a maximum loan-to-value ratio of 90%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the lesser of the appraised value or sales price of the secured property. At March 31, 2005, our largest residential construction mortgage loan commitment was for $6.0 million, $4.7 million of which had been disbursed. This loan was performing according to its terms. The average outstanding construction loan balance totaled $939,000 on March 31, 2005. The longer term portions of construction loans to individuals are generally made on the same terms as our one- to four-family mortgage loans.
      Before making a commitment to fund a residential construction loan, we require an appraisal of the property by an independent licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

      Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value is inaccurate, we may be confronted with a project, when completed, with a value that is insufficient to assure full payment.
      Wauwatosa Savings also extends loans to residential subdivision developers for the purpose of land acquisition, the development of infrastructure and the construction of homes. Advances are determined as a percentage of cost or appraised value (whichever is less) and the project is physically inspected prior to each advance. As of March 31, 2005 the single largest commitment on a single residential subdivision totaled $8.0 million.
      Commercial Real Estate Loans. We originate commercial real estate loans as a limited portion of total annual loan production. Commercial loans originated during the nine months ended March 31, 2005 totaled $2.6 million or 0.73% of all mortgage loans originated. Commercial real estate loans totaled $43.1 million at March 31, 2005 or 3.5% of total loans and are made up of loans secured by office and retail buildings, churches, restaurants, other retail properties, over four-family residential real estate and mixed use properties. These loans are generally located in our primary market area. Commercial real estate underwriting policies provide that typically such real estate loans may be made in amounts of up to 80% of the appraised value of the property. Commercial real estate loans may be made with terms including up to 30-year amortization schedules and are offered with interest rates that are fixed up to five years or are variable and adjust at our discretion. In reaching a decision on whether to make a commercial real estate loan, we consider gross revenues and the net operating income of the property, the borrower’s expertise, business cash flow and credit history, and the appraised value of the underlying property. In addition, we will also consider the terms and conditions of the leases and the credit quality of the tenants. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before interest, taxes, depreciation and amortization divided by interest expense and current maturities of long term debt) of at least 1.15 times. Environmental surveys are required for commercial real estate loans when environmental risks are identified. Generally, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals and owners of 20% or more of the entity.
      A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require high balance borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to all guarantors on these loans. We also require borrowers to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest commercial real estate loan in our portfolio at March 31, 2005 was an $8.8 million loan for a 112 unit, 14 building apartment complex with an appraised value of $9.9 million located in Walworth County, Wisconsin. This loan is performing in accordance with all loan terms and is cross-collateralized with a 40 unit, 5 building apartment complex in Ozaukee County, Wisconsin that is also performing in accordance with all loan terms. Wauwatosa Savings’ combined loan to value ratio for these mortgage loans is 86.1%.

      The following table shows loan origination, purchasing and principal repayment activity during the periods indicated.

	Nine Months Ended
	March 31,	Years Ended June 30,

	2005	2004	2003	2002

	(In thousands)
Total loans at beginning of year	$1,132,507	$975,296	$924,400	$923,143
Real estate loans originated:
Residential(1)
Single family	96,614	146,712	118,301	78,237
Two- to four-family	76,149	98,223	85,001	67,749
Over four-family	116,284	129,187	109,182	53,120
Construction	47,559	49,898	52,426	37,589
Commercial	2,634	8,651	17,843	6,555
Land	16,211	26,930	3,909	4,241

Total loans originated	355,451	459,601	386,662	247,491

Other loans — net activity	(14)	(29)	—	47
Loans purchased		1,398	—	—
Principal repayments	(242,200)	(303,766)	(335,766)	(246,281)

Net loan activity	113,237	157,211	50,896	1,257

Total loans at end of period	$1,245,744	$1,132,507	$975,296	$924,400

(1)	Residential mortgage loans include home equity loans, and home equity lines of credit.
      Origination, Purchasing and Servicing of Loans. All loans originated by us are underwritten pursuant to our policies and procedures. While we generally underwrite loans to Freddie Mac and Fannie Mae standards, due to several unique characteristics, a majority of our loans do not conform to the secondary market standards. The unique features include: interest payments in advance, discretionary rate adjustments, pre-payment penalties, and the historically lower periodic and lifetime caps on rate adjustments. We only originate variable-rate and limited term fixed-rate loans. Our ability to originate these loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.
      Generally, we retain in our portfolio all loans that we originate; however, we periodically sell mortgage loans when a loans-to-one-borrower limit is being approached. At March 31, 2005, Wauwatosa Savings was servicing loans sold in the amount of $6.9 million. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.
      Loan Approval Procedures and Authority. Wauwatosa Savings’ lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by Wauwatosa Savings’ Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan, if applicable. To assess the borrower’s ability to repay, we review the employment and credit history and information on the historical and projected income and expenses of borrowers.
      Loan officers are authorized to approve and close any loan that qualifies under standard Freddie Mac and Fannie Mae guidelines within the following lending limits:

•	Any secured mortgage loan up to $999,999 can be approved and closed by any loan officer, commercial real estate loan officer, the Director of Lending-Retail, or the Head of Lending.

•	Any secured mortgage loan within $1,000,000-$1,999,999 must be approved by a commercial real estate loan officer, the Director of Lending-Retail, or the Head of Lending prior to closing.

•	Any secured mortgage loan within $2,000,000-$2,999,999 must be approved by the Head of Lending prior to closing.

•	Any secured mortgage loan for $3,000,000 or greater must be approved by the Loan Committee and the Board of Directors prior to closing.
      All loans are approved or ratified by the Board of Directors.
Non-performing and Problem Assets
      A computer-generated delinquency notice is mailed monthly to all delinquent borrowers, advising them of the amount of their delinquency. When a loan becomes more than 30 days delinquent, Wauwatosa Savings sends a letter advising the borrower of the delinquency. The borrower is given 30 days to pay the delinquent payments or to contact Wauwatosa Savings to make arrangements to bring the loan current over a longer period of time. If the borrower fails to bring the loan current within 90 days from the original due date or to make arrangements to cure the delinquency over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are considered. We may consider forbearance in select cases where a temporary loss of income might result, if a reasonable plan is presented by the borrower to cure the delinquency in a reasonable period of time after his or her income resumes.
      All mortgage loans are reviewed on a regular basis, and such loans are placed on non-accrual status when they become more than 90 days delinquent. When loans are placed on non-accrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received.
      Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing loans and real estate owned at the dates indicated. A loan classified in the table below as “non-accrual” does not necessarily mean that such loan is or has been delinquent. Once a loan is 90 days delinquent or the borrower or loan collateral experiences an event that makes collectibility suspect, the loan is placed on “non-accrual” status. Our policies require six-months of continuous payments in order for the loan to be removed from non-accrual status.
      For the nine months ended March 31, 2005 and the years ended June 30, 2004 and 2003, the amount of interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $695,000, $1.2 million and $1.1 million, respectively. For the nine months ended March 31, 2005 and the years ended June 30, 2004 and 2003, the amount of interest income that was recognized on non-accrual loans was $499,000, $575,000 and $546,000, respectively.

	At March 31,	At June 30,

	2005	2004	2003	2002	2001	2000

	(Dollars in thousands)
Non-accrual loans:
Residential(1)
Single family	$4,737	$3,425	$4,764	$4,970	$4,572	$3,965
Two- to four-family	577	603	1,387	709	2,163	1,140
Over four-family	5,060	4,776	5,268	6,137	1,230	6,685
Construction	418	—	220	—	696	260
Commercial	1,137	1,139	2,528	141	937	520
Land	620	2,072	1,421	983	—	—
Total non-performing loans	12,549	12,015	15,588	12,940	9,598	12,570
Real estate owned	1,449	770	—	998	2,927	3,590

Total non-performing assets	$13,998	$12,785	$15,588	$13,938	$12,525	$16,160

Total non-performing loans to total loans	1.07%	1.13%	1.65%	1.44%	1.08%	1.56%
Total non-performing loans to total assets	0.94%	0.97%	1.41%	1.29%	0.98%	1.40%
Total non-performing assets and troubled debt restructurings to total assets	1.04%	1.03%	1.41%	1.39%	1.28%	1.80%

(1)	Residential mortgage loans include home equity loans and home equity lines of credit.

      There were no accruing loans past due 90 days or more for any period reported. The amount of income that was contractually due but not recognized on non-accrual loans totaled $405,000 at March 31, 2005 and $490,000, $430,000, $377,000, $370,000 and $977,000 as of June 30, 2004, 2003, 2002, 2001 and 2000. There were no troubled debt restructurings.
      The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated.

	Loans Delinquent for

	60-89 Days		90 Days and Over		Total

	Number	Amount	Number	Amount	Number	Amount

	(Dollars in thousands)
At March 31, 2005
Total	—	$—	27	$7,912	27	$7,912

At June 30, 2004
Total	42	$6,500	16	$3,977	58	$10,477

At June 30, 2003
Total	33	$4,368	36	$7,937	69	$12,305

At June 30, 2002
Total	35	$4,767	27	$4,010	62	$8,777

(1)	Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.
      Classified Assets. Under our internal risk rating system, we currently classify loans and other assets considered to be of lesser quality as “substandard,” “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.
      An institution insured by the Federal Deposit Insurance Corporation is required to establish general allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. General allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.
      On the basis of management’s review of its assets, at March 31, 2005, we had classified $14.5 million of our assets as substandard. At March 31 2005, there were no assets classified as either doubtful or as a loss. Substantially all classified loans as of March 31, 2005 were also non-performing loans, except for a single over four-family construction loan secured by real estate located in Washington County with an outstanding balance of $3.6 million and a total loan commitment of $8.0 million. This loan is currently performing according to its terms.
      The loan portfolio is reviewed on a regular basis to determine whether any loans require risk classification. Not all classified assets constitute non-performing assets.

Allowance for Loan Losses
      Wauwatosa Savings establishes valuation allowances on over four-family and commercial real estate loans considered impaired. A loan is considered impaired when, based on current information and events, it is probable that Wauwatosa Savings will not be able to collect all amounts due according to the contractual terms of the loan agreement. A valuation allowance is established for an amount equal to the impairment when the carrying amount of the loan exceeds the present value of the expected future cash flows, discounted at the loan’s original effective interest rate or the fair value of the underlying collateral.
      Wauwatosa Savings also establishes valuation allowances based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth, and composition of the loan portfolio; adverse situations that may affect the borrower’s ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors. The allowance is increased by provisions charged to earnings and recoveries of previously charged-off loans and reduced by charge-offs. The adequacy of the allowance for loan losses is reviewed and approved quarterly by the Wauwatosa Savings board of directors. The allowance reflects management’s best estimate of the amount needed to provide for the probable loss on impaired loans and other inherent losses in the loan portfolio, and is based on a risk model developed and implemented by management and approved by the Wauwatosa Savings board of directors.
      Actual results could differ from this estimate, and future additions to the allowance may be necessary based on unforeseen changes in loan quality and economic conditions. In addition, federal regulators periodically review the Wauwatosa Savings allowance for loan losses. Such regulators have the authority to require the Wauwatosa Savings to recognize additions to the allowance at the time of their examination.
      Any loan that is 90 or more days delinquent is placed on non-accrual and classified as a non-performing asset. A loan is classified as impaired when it is probable that Wauwatosa Savings will be unable to collect all amounts due in accordance with the terms of the loan agreement. Non-performing assets are then evaluated in accordance with FAS 114 and FAS 5 with each asset evaluated individually to assess the degree of impairment.
      In addition, the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial Institutions, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require that we recognize additions to the allowance based on their judgments of information available to them at the time of their review or examination.
      The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or for the
	Nine Months Ended
	March 31,	At or For the Years Ended June 30,

	2005	2004	2003	2002	2001	2000

	(Dollars in thousands)
Balance at beginning of year	$3,378	$2,970	$2,479	$1,973	$1,655	$1,411
Provision for loan losses	1,114	860	520	1,336	879	1,128
Charge-offs:
Residential(1)
Single family	1	320	26	307	24	61
Two- to four-family	—	—	—	131	104	—
Over four-family	—	125	—	408	523	859
Construction	—	—	—	—	—	—
Commercial	2	—	—	15	25	—
Land	—	—	—	3	56	—
Other loans	7	9	3	16	—	—

Total charge-offs	10	454	29	880	732	920

	At or for the
	Nine Months Ended
	March 31,	At or For the Years Ended June 30,

	2005	2004	2003	2002	2001	2000

	(Dollars in thousands)
Recoveries:
Residential(1)
Single family	—	—	—	14	47	35
Two- to four-family	—	—	—	8	4	—
Over four-family	—	—	—	28	96	1
Construction	—	—	—	—	—	—
Commercial	—	—	—	—	6	—
Land	—	—	—	—	18	—

Other loans	1	2	0	—	—	—

Total recoveries	1	2	0	50	171	36

Net charge-offs	9	452	29	830	561	884

Allowance at end of year	$4,483	$3,378	$2,970	$2,479	$1,973	$1,655

Ratios:
Allowance for loan losses to non-performing loans at end of year	35.72%	28.11%	19.05%	19.16%	20.56%	13.17%
Allowance for loan losses to total loans outstanding at end of year	0.38%	0.32%	0.32%	0.28%	0.22%	0.20%
Net charge-offs to average loans outstanding	0.00%	0.05%	0.00%	0.09%	0.07%	0.09%

(1)	Real estate loans include home equity loans and home equity lines of credit.
      Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, the percent of allowance in each category to total allowance, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At March 31,			At June 30,

	2005			2004			2003

			% of			% of			% of
		% of	Loans in		% of	Loans in		% of	Loans in
	Allowance	Allowance	Category	Allowance	Allowance	Category	Allowance	Allowance	Category
	for Loan	for Loan	to Total	for Loan	for Loan	to Total	for Loan	for Loan	to Total
	Losses	Losses	Loans	Losses	Losses	Loans	Losses	Losses	Loans

	(Dollars in thousands)
Real Estate:
Residential(1)
Single family	$1,475	32.90%	33.44%	$766	22.68%	34.60%	$517	17.41%	36.63%
Two- to four-family	337	7.52	20.19	352	10.42	19.85	327	11.01	20.88
Over four-family	1,384	30.87	31.16	1,831	54.20	30.09	1,852	62.36	29.49
Construction	641	14.30	9.72	100	2.96	9.76	—	8.72	7.74
Commercial	369	8.23	3.46	309	9.15	4.07	259	—	4.50
Land	10	0.22	2.02	—	—	1.62	—	—	0.74
Other	24	0.54	0.01	20	0.59	0.01	15	0.50	0.02
Unallocated	243	5.42	—	—	—	—	—	—	—

Total allowance for loan losses	$4,483	100.00%	100.00%	$3,378	100.00%	100.00%	$2,970	100.00%	100.00%

	At June 30,

	2002			2001			2000

			% of			% of			% of
		% of	Loans in		% of	Loans in		% of	Loans in
	Allowance	Allowance	Category	Allowance	Allowance	Category	Allowance	Allowance	Category
	for Loan	for Loan	to Total	for Loan	for Loan	to Total	for Loan	for Loan	to Total
	Losses	Losses	Loans	Losses	Losses	Loans	Losses	Losses	Loans

	(Dollars in thousands)
Real Estate:
Residential(1)
Single family	$163	6.58%	40.21%	$—	—%	42.70%	$—	—%	43.10%
Two- to four-family	302	12.18	20.04	—	—	18.42	26	1.57	17.47
Over four-family	1,582	63.82	28.38	1,095	55.50	28.32	883	53.36	28.28
Construction	—	—	7.24	—	—	6.29	—	—	7.10
Commercial	154	6.21	3.09	418	21.19	3.29	460	27.79	3.21
Land	—	—	1.02	—	—	0.96	—	—	0.83
Other	10	0.40	0.02	5	0.25	0.02	1	0.06	0.01
Unallocated	268	10.81	—	455	23.06	—	285	17.22	—

Total allowance for loan losses	$2,479	100.00%	100.00%	$1,973	100.00%	100.00%	$1,655	100.00%	100.00%

(1)	Residential mortgage loans include home equity loans and home equity lines of credit.
      Each quarter, management evaluates the total balance of the allowance for loan losses based on several factors some of which are not loan specific, but are reflective of the inherent losses in the loan portfolio. This process includes, but is not limited to, a periodic review of loan collectibility in light of historical experience, the nature and volume of loan activity, conditions that may affect the ability of the borrower to repay, underlying value of collateral, if applicable, and economic conditions in our immediate market area. All loans 90 days or more delinquent with an outstanding principal of more than $150,000 are evaluated individually, based primarily on the value of the collateral securing the loan and ability of borrower to repay as agreed. Specific loss allowances are established as required by this analysis. All loans for which a specific loss allowance has not been assigned are segregated by loan type and a loss allowance is established by using loss experience data and management’s judgment concerning other matters it considers significant including trends in non-performing loan balances, impaired loan balances, classified asset balances and the current economic environment. The allowance is allocated to each category of loan based on the results of the above analysis. Differences between the allocated balances and recorded allowances are reflected as unallocated and are available to absorb losses resulting from the inherent imprecision involved in the loss analysis process.
      Wauwatosa Savings’ allowance for loan losses at 0.38% and 0.32% of loans receivable at March 31, 2005 and June 30, 2004, respectively, is a relatively low total as compared to bank industry peer groups. Wauwatosa Savings’ allowance is deemed by management to be adequate at this level due to the generally lower level of net charge-offs historically realized. Net charge-offs for the five years ended June 30, 2004 ranged from a high of 0.10% to a low of 0.00% of average loans outstanding during the applicable period, and averaged 0.06%. Management believes the level of charge-offs reflect the stringent underwriting standards employed when originating loans, as well as on-going monitoring of the portfolio.
      The allowance for loan losses as a percentage of loans outstanding at period end increased from 0.32% at both June 30, 2004 and 2003 to 0.38% at March 31, 2005. This increase was deemed to be warranted due to a substantial increase in classified loans over a period of three successive quarters. Classified mortgage loans increased from $3.9 million at June 30, 2004 to $10.6 million at March 31, 2005. This 167.1% increase was both significant and sustained and was the only instance of an increase in classified loans for three successive quarters experienced by Wauwatosa Savings since before June 30, 2000. Classified mortgage loans ranged from a high of $6.4 million to a low of $2.4 million and averaged $3.8 million per quarter from June 30, 2000 through June 30, 2004. There were two individually significant additions to classified loans during the nine months ended March 31, 2005. The first was an over four-family construction loan secured by real estate located in Washington County with an outstanding balance of $3.6 million and a total loan commitment of $8.0 million which was performing in accordance with all loan terms. The second was an over four-family mortgage loan secured by a complex of 15 duplexes located in the City of Milwaukee with an outstanding balance of $2.2 million and a loan to value ratio of 78.5%. This loan was 90 days past due and classified as non-performing at March 31, 2005.
      This analysis process is both quantitative and subjective, as it requires us to make estimates that are susceptible to revisions as more information becomes available. Although we believe that we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.
Investment Activities
      Wauwatosa Savings’ Treasurer and its Treasury Officer are responsible for implementing our Investment Policy and monitoring the investment activities of Wauwatosa Investments, Inc., our Nevada subsidiary. The Investment Policy is reviewed annually by management and any changes to the policy are recommended to and subject to the approval of our Board of Directors. Authority to make investments under the approved Investment Policy guidelines is delegated by the Board to designated employees. While general investment strategies are developed and authorized by management, the execution of specific actions rests with the Treasurer and Treasury Officer who may act jointly or severally. In addition, the President of the Wauwatosa Savings investment subsidiary has execution authority for security management transactions. The Treasurer and Treasury Officer are responsible for ensuring that the guidelines and requirements included in the Investment Policy are followed and that all securities are considered prudent for investment. The Treasurer, the Treasury Officer and the President of the Wauwatosa Savings investment subsidiary are authorized to execute investment transactions (purchases and sales) without the prior approval of the Board and within the scope of the established Investment Policy.
      Wauwatosa Investments, Inc. is Wauwatosa Savings’ investment subsidiary located in Las Vegas, Nevada. Wauwatosa Investments, Inc. manages the majority of the consolidated investment portfolio. At March 31, 2005, Wauwatosa Investments, Inc.’s mortgage and debt securities totaled $71.4 million, or 81.8% of Wauwatosa Savings’ consolidated investment portfolio total of $87.3 million. On the same date, Wauwatosa Investments, Inc. also managed a net mortgage loan participation portfolio which totaled $177.8 million, or 15.2% of Wauwatosa Savings’ consolidated net mortgage loans.
      Our Investment Policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions are based upon a thorough analysis of each security instrument to determine its quality, inherent risks, fit within our overall asset/liability management objectives, effect on our risk-based capital measurement and prospects for yield and/or appreciation.
      Consistent with our overall business and asset/liability management strategy, which focuses on sustaining adequate levels of core earnings, all securities purchased are held available-for-sale.
      U.S. Government and Agency Obligations. At March 31, 2005, our U.S. Government and Agency securities portfolio totaled $27.2 million, all of which were issued by government sponsored entities and were classified as available-for-sale. The weighted average yield on these securities was 3.6% and the weighted average remaining average life was 3.0 years at March 31, 2005. While these securities generally provide lower yields than other investments in our securities investment portfolio, we maintain these investments, to the extent appropriate, for liquidity purposes and prepayment protection.
      Mortgage-Backed Securities. We purchase government sponsored enterprise mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and lower our credit risk.
      Mortgage-backed securities are created by the pooling of mortgages and the issuance of a security with an interest rate which is less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we focus our investments on mortgage-backed securities backed by one-to four-family mortgages. The issuers of such securities (generally U.S. government agencies and government sponsored enterprises, including Fannie Mae, Freddie Mac and Ginnie Mae) pool and resell the participation interests in the form of securities to investors such as Wauwatosa Savings, and guarantee the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans.
      At March 31, 2005, mortgage-backed securities totaled $55.8 million, or 4.2% of assets and 4.4% of interest earning assets, all of which were classified as available-for-sale. At March 31, 2005, 0.5% of the mortgage-backed securities were backed by adjustable rate loans and 99.5% were backed by fixed rate mortgage loans. The mortgage-backed securities portfolio had a weighted average yield of 3.9% and a weighted average remaining life of 3.2 years at March 31, 2005. The estimated fair value of our mortgage-backed securities at March 31, 2005 was $55.8 million, which is $1.7 million less than the amortized cost of $57.5 million. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or if such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by in a rising interest rate environment, particularly since virtually all of our mortgage-backed securities have a fixed rate of interest.
      Municipal Obligations. These securities consist of obligations issued by states, counties and municipalities or their agencies and include general obligation bonds, industrial development revenue bonds and other revenue bonds. Our Investment Policy requires that such state agency or municipal obligations be rated “A” or better by a nationally recognized rating agency. A security that is down graded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment. At March 31, 2005, Wauwatosa Savings’ state agency and municipal obligations portfolio totaled $4.4 million, all of which was classified as available-for-sale. The weighted average yield on this portfolio was 4.2% at March 31, 2005, with a weighted average remaining life of 11.6 years. All municipal securities are either issued by a Wisconsin municipality or are rated AA or better by Moody’s or Standard & Poor’s.

Investment Securities Portfolio.
      The following table sets forth the carrying values of our mortgage-related and debt securities portfolio at the dates indicated.

	March 31,		At June 30,

	2005		2004		2003		2002

	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

	(In thousands)
Available for Sale:
U.S. Government and agency obligations	$27,479	$27,155	$17,683	$17,462	$5,007	$5,084	$10,122	$10,256
Mortgage-backed securities	57,492	55,749	80,918	77,819	75,759	75,757	26,168	26,421
Municipal Obligations	4,174	4,375	4,173	4,268	9,303	9,611	5,033	5,055

Total available for sale	$89,146	$87,280	$102,774	$99,549	$90,070	$90,452	$41,324	$41,732

      Portfolio Maturities and Yields. The composition and maturities of the mortgage-related and debt securities portfolio at March 31, 2005 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. Municipal obligations yields have not been adjusted to a tax-equivalent basis. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At March 31, 2005, mortgage-backed securities with adjustable rates totaled $300,000.

			More Than One		More Than Five
			Year through		Years through			More Than
	One Year or Less		Five Years		Ten Years			Ten Years			Total Securities

		Weighted		Weighted		Weighted			Weighted			Weighted
	Carrying	Average	Carrying	Average	Carrying	Average		Carrying	Average		Carry	Average
	Value	Yield	Value	Yield	Value	Yield		Value	Yield		Value	Yield

	(Dollars in thousands)
Securities available for sale:
U.S. Government and agency obligations	$899	2.62%	$26,256	3.65%	$—		%	$—		%	$27,155	3.62%
Mortgage-backed securities	3,044	3.40	49,601	3.89	3,105	4.70					55,750	3.91
Other debt securities	997	2.00	—		—			3,378	5.00		4,375	4.28

Total securities available for sale	$4,940		$75,857		$3,104			$3,378			$87,280

Sources of Funds
      General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. In addition to deposits, funds are derived from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. Borrowings from the Federal Home Loan Bank of Chicago are used to compensate for reductions in deposits and to fund loan growth.
      Deposits. A majority of our depositors are persons who work or reside in Milwaukee and Waukesha Counties and, to a lesser extent, other southeastern Wisconsin communities. We offer a selection of deposit instruments, including checking, savings, money market deposit accounts, and fixed-term certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We do also accept brokered deposits. Certificates of deposit comprised 89.7% of total deposits at March 31, 2005, and had a weighted average cost of 3.41% on that date. Our high reliance on certificates of deposit results in a higher cost of funding than would otherwise be the case if demand deposits, savings and money market accounts made up a larger part of our deposit base. Expansion and development of the Wauwatosa Savings branch network is expected to result in a decreased reliance on higher cost certificates of deposit by aggressively seeking lower cost savings, checking and money market accounts.
      Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. To attract and retain deposits, we rely upon personalized customer service, long-standing relationships and competitive interest rates.
      The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on historical experience, management believes our deposits are relatively stable. Recent bank consolidation activity has provided Wauwatosa Savings with opportunities to attract new deposit relationships. It is unclear whether the recent growth in deposits will reflect our historical, stable experience with deposit customers. The ability to attract and maintain money market accounts and certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At March 31, 2005 and June 30, 2004, $973.8 million and $907.9 million, or 89.7% and 87.7%, respectively, of our deposit accounts were certificates of deposit, of which $574.3 million and $457.6 million, respectively, had maturities of one year or less. The percentage of our deposit accounts that are certificates of deposit is substantially more than most of our competitors.
      Deposits obtained from brokers totaled $117.6 million, $128.0 million, $94.5 million and $102.4 million at March 31, 2005, June 30, 2004, 2003, and 2002, respectively. Brokered deposits are utilized when their relative cost compares favorably to the cost of local deposits.
      This is generally the case in a declining interest rate environment as local market deposit rates lag the national market. Brokered deposits are also used when it is necessary as a result of higher than expected loan growth or other short-term liquidity needs to obtain significant additional funding over a period of weeks rather than months. Internal policy currently limits the use of brokered deposits to no more than 20% of total deposits. Brokered deposits at March 31, 2005 were 10.8% of total deposits and have not exceeded 16.9% of total deposits during the past five years.
      The following table sets forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At March 31,			At June 30,

	2005			2004			2003			2002

			Weighted			Weighted			Weighted			Weighted
			Average			Average			Average			Average
	Balance	Percent	Rate	Balance	Percent	Rate	Balance	Percent	Rate	Balance	Percent	Rate

	(Dollars in thousands)
Deposit type:
Demand deposits	$12,790	1.18%	0.00%	$15,923	1.54%	0.00%	$9,857	1.08%	0.00%	$8,419	1.00%	0.00%
NOW accounts	71,286	6.56	0.95	83,260	8.04	0.98	30,053	3.30	0.99	21,706	2.58	0.64
Regular savings	24,709	2.27	0.50	24,877	2.40	0.50	21,706	2.39	0.50	20,338	2.42	0.75
Money market and investment savings	3,665	0.34	1.02	3,597	0.35	1.03	40,172	4.42	1.02	33,108	3.93	1.50

Total transaction accounts	112,450	10.35	0.76	127,657	12.33	0.77	101,788	11.19	0.81	83,571	9.93	0.94
Certificates of deposit	973,813	89.65	3.41	907,931	87.67	3.28	807,703	88.81	3.70	758,303	90.07	4.48

Total deposits	$1,086,263	100.00%	3.14%	$1,035,588	100.00%	2.97%	$909,491	100.00%	3.38%	$841,873	100.00%	4.13%

      As of March 31, 2005, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $274.6 million. The following table sets forth the maturity of those certificates as of March 31, 2005.

At March 31,
2005

(In thousands)
Three months or less	$28,803
Over three months through six months	28,688
Over six months through 12 months	71,140
Over 12 months	140,977

Total	$269,608

      The following table sets forth the certificates of deposit classified by interest rate as of the dates indicated.

	At March 31,	At June 30,

	2005	2004	2003	2002

	(In thousands)
Interest Rate:
0.00% - 1.00%			$3,968
1.01% - 2.00%	$48,671	$256,829	119,954	$4,102
2.01% - 3.00%	402,792	216,126	204,767	176,966
3.01% - 4.00%	289,475	153,842	152,590	117,598
4.01% - 5.00%	141,994	160,069	160,925	196,231
5.01% - 6.00%	48,153	52,825	73,300	86,357
6.01% - 7.00%	25,639	51,575	68,618	148,588
7.01% - 8.00%	17,089	16,666	23,579	28,460

Total	$973,813	$907,931	$807,702	$758,303

      The following table sets forth the amounts and maturities of certificates of deposit at March 31, 2005.

							Percentage
							of Total
		Over One	Over Two	Over Three	Over Four		Time
	Less Than	Year to	Years to	Years to	Years to		Deposit
	One Year	Two Years	Three Years	Four Years	Five Years	Total	Accounts

	(Dollars in thousands)
Interest Rate:
1.01% - 2.00%	$48,572	$99	$—	$—	$—	$48,671	5.00%
2.01% - 3.00%	319,389	70,233	11,766	1,403	—	402,791	41.36
3.01% - 4.00%	100,793	99,658	48,648	35,720	4,655	289,475	29.73
4.01% - 5.00%	57,354	11,597	39,641	7,045	26,358	141,994	14.58
5.01% - 6.00%	5,472	23,712	16,969	—	2,000	48,153	4.95
6.01% - 7.00%	25,639	—	—	—	—	25,639	2.63
7.01% - 8.00%	17,089	—	—	—	—	17,089	1.75

Total	$574,308	$205,299	$117,024	$44,168	$33,013	$973,812	100%

      The following table sets forth the interest-bearing deposit activities for the periods indicated.

	Nine Months Ended
	March 31,	Years Ended June 30,

	2005	2004	2003	2002

	(In thousands)
Beginning balance	$1,035,588	$909,491	$841,873	$863,207
Net increase in deposits before interest credited	26,740	101,529	39,753	(54,587)
Interest credited	23,935	24,568	27,865	33,253

Net increase in deposits	50,675	126,097	67,618	(21,334)

Ending balance	$1,086,263	$1,035,588	$909,491	$841,873

      Advances From Federal Home Loan Bank. Our borrowings consist solely of advances from the Federal Home Loan Bank of Chicago. At March 31, 2005, we had access to additional Federal Home Loan Bank advances of up to $361.7 million. The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank advances at the dates and for the periods indicated.

	At or for the
	Nine Months Ended	At or for the
	March 31,	Years Ended June 30,

	2005	2004	2003	2002

	(Dollars in thousands)
FHLB Advances:
Maximum amount of advances outstanding at any month end during the year:	$106,162	$96,000	$60,000	$35,000
Average advances outstanding during the year:
Balance outstanding at end of year	106,162	60,000	60,000	35,000
Weighted average interest rate during the year:	3.80%	3.27%	3.84%	4.17%
Weighted average interest rate at the end of year:	2.99%	3.32%	3.53%	4.18%
Properties
      We conduct substantially all of our business through six banking offices and our automated teller machines (“ATM”), including four stand-alone ATM facilities.

		Year	Date of
	Owned or	Acquired	Lease	March 31, 2005
Location	Leased	or Leased	Expiration	Net Book Value

				(In thousands)
Main Office:
7500 West State Street
Wauwatosa, Wisconsin	Own	1971	N/A	$1,566
Branches:
6560 South 27th Street
Oak Creek, Wisconsin	Own	1986	N/A	1,243
1710 Paramount Drive(1)
Waukesha, Wisconsin	Own	1988	N/A	278
21505 East Moreland Blvd(1)
Waukesha, Wisconsin	Capital Lease	2005	2009	3,423
1233 Corporate Center Drive
Oconomowoc, Wisconsin	Own	2003	N/A	3,081
1230 George Towne Drive
Pewaukee, Wisconsin	Own	2004	N/A	3,974
1405 Capitol Drive(2)
Pewaukee, Wisconsin	Lease	1999	2009	36
Corporate Center:
11200 West Plank Ct.
Wauwatosa, Wisconsin	Prior Lease	2002
	Own	2004	N/A	5,258

(1)	The Moreland Boulevard office is currently being built to replace the Paramount Drive office and is expected to open in the fourth quarter of calendar 2005.

(2)	Supermarket banking facility.

Subsidiary Activities
      We currently have two subsidiaries. Wauwatosa Investments, Inc., which holds and manages our investment portfolio, is located and incorporated in the state of Nevada. Main Street Real Estate Holdings, LLC, a single member LLC, owns Bank office facilities and holds Bank office facility leases and is organized in Wisconsin.
      Wauwatosa Investments, Inc. Established in 1998, Wauwatosa Investments, Inc. operates in Nevada as Wauwatosa Savings’ investment subsidiary. This wholly-owned subsidiary owns and manages the majority of the consolidated investment portfolio, including loan participations originated by Wauwatosa Savings. It has its own board of directors currently comprised of the Wauwatosa Savings Chief Financial Officer, its Treasury Officer and an outside member of its Board of Directors. This group, along with the Wauwatosa Savings President, excluding the Wauwatosa Investments, Inc. President, comprise the Wauwatosa Savings Investment Committee.
      The Wisconsin Department of Revenue has implemented a program for the audit of Wisconsin financial institutions which have formed and contributed assets to subsidiaries located in Nevada, including Wauwatosa Investments, Inc., and presumably will seek to impose Wisconsin state income taxes on income from Wauwatosa Investments, Inc.’s operations. See section entitled “RISK FACTORS — Wisconsin Tax Developments Could Reduce Our Net Income” beginning on page      for more information regarding the audit of Wisconsin Investments, Inc..
      Main Street Real Estate Holdings, LLC. Established in 2002, Main Street Real Estate Holdings, LLC was established to acquire and hold Bank office and retail facilities both owned and leased. Main Street Real Estate Holdings, LLC owns the Oconomowoc and Pewaukee branches and the Corporate office center. It has also leased the facility that will replace the existing Waukesha branch late in 2005.
Waukesha County Community Foundation
      Wauwatosa Savings established a donor-advised fund at the Waukesha County Community Foundation, Inc., a public charitable foundation, in 2001. This foundation, which is not a subsidiary of Wauwatosa Savings, provides grants to individuals and not-for-profit organizations within the communities that Wauwatosa Savings serves. For the nine months ended March 31, 2005, Wauwatosa Savings contributed $2.0 million to the charitable foundation. Wauwatosa Savings’ contributions to the charitable foundation totaled $760,000 in fiscal 2004, $1,000,000 in fiscal 2003 and $250,000 in fiscal 2002. The charitable foundation’s Board of Directors consists, among others, of two directors of Wauwatosa Savings, including our Chief Executive Officer. See section entitled “WAUKESHA COUNTY COMMUNITY FOUNDATION, INC.” beginning on page      for more information on the charitable foundation.
Legal Proceedings
      We are not involved in any pending legal proceedings as a defendant other than routine legal proceedings occurring in the ordinary course of business. At March 31, 2005, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.
Personnel
      As of March 31, 2005, we had 178 full-time employees and 27 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees.

FEDERAL AND STATE TAXATION
Federal Taxation
      General. Wauwatosa Savings currently is, and following the reorganization Wauwatosa Savings, Wauwatosa Holdings, and Lamplighter Financial, MHC will be, subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Following the reorganization, Wauwatosa Holdings and Wauwatosa Savings will constitute an affiliated group of corporations and, therefore, will be eligible to report their income on a consolidated basis. Because Lamplighter Financial, MHC will own less than 80% of the common stock of Wauwatosa Holdings, it will not be a member of that affiliated group and will report its income on a separate return. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Lamplighter Financial, MHC, Wauwatosa Holdings or Wauwatosa Savings.
      Method of Accounting. For federal income tax purposes, Wauwatosa Savings currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.
      Bad Debt Reserves. Prior to the Small Business Protection Act of 1996 (the “1996 Act”), Wauwatosa Savings was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of the 1996 Act, Wauwatosa Savings was required to use the specific charge off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2004, Wauwatosa Savings had no reserves subject to recapture in excess of its base year.
      Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to January 1, 1988 were subject to recapture into taxable income if Wauwatosa Savings failed to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift-related recapture rules. At December 31, 2004, our total federal pre-1988 base year reserve was approximately $16.7 million. However, under current law, pre-1988 base year reserves remain subject to recapture if Wauwatosa Savings makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.
      Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the “Code”), imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences which we refer to as “alternative minimum taxable income.” The AMT is payable to the extent such alternative minimum taxable income is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain AMT payments may be used as credits against regular tax liabilities in future years. Wauwatosa Savings has not been subject to the AMT and has no such amounts available as credits for carryover.
      Net Operating Loss Carryovers. A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2004, Wauwatosa Savings had no net operating loss carryforwards for federal income tax purposes.
      Corporate Dividends-Received Deduction. Wauwatosa Holdings may exclude from its income 100% of dividends received from Wauwatosa Savings as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

State Taxation
      Wisconsin State Taxation. Lamplighter Financial, MHC, Wauwatosa Holdings and Wauwatosa Savings are subject to the Wisconsin corporate franchise (income) tax. Under current law, the state of Wisconsin imposes a corporate franchise tax of 7.9% on the separate taxable incomes of the members of our consolidated income tax group except our Nevada subsidiary. Presently, the income of the Nevada subsidiary is only subject to taxation in Nevada, which currently does not impose a corporate income or franchise tax. However, see “RISK FACTORS — Wisconsin Tax Developments Could Reduce Our Net Income” on page      of this prospectus for a discussion of Wisconsin tax developments relating to these subsidiaries.
      Wauwatosa Savings is currently under state tax audit for the years 1998 through 2003. Like the majority of financial institutions located in Wisconsin, Wauwatosa Savings transferred investment securities and mortgage loan participations to a wholly-owned subsidiary located in Nevada. Wauwatosa Savings’ Nevada subsidiary now holds and manages those assets. Because the subsidiary is located in the state of Nevada, income from its operations has not been subject to Wisconsin state taxation. The investment subsidiary has not filed returns with, or paid income or franchise taxes to, the State of Wisconsin. The Wisconsin Department of Revenue (the “Department”) recently implemented a program to audit Wisconsin financial institutions which have formed and contributed assets to subsidiaries located outside of Wisconsin, and the Department has generally indicated that it may assess franchise taxes on the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. The Department has not issued an assessment to Wauwatosa Savings, but the Department has stated that it intends to do so if the matter is not settled.
      Prior to the formation of the investment subsidiary, Wauwatosa Savings sought and obtained private letter rulings from the Department regarding the non-taxability of the investment subsidiary in the State of Wisconsin. Wauwatosa Savings believes that it has complied in all respects with Wisconsin law and the private rulings received from the Department. Should a Wisconsin tax assessment be issued, Wauwatosa Savings intends to defend its position through the available administrative appeals process at the Department and through other judicial remedies if necessary. Although Wauwatosa Savings will oppose any such assessment, there can be no assurance that the Department will not be successful in whole or in part in its efforts to tax the income of Wauwatosa Savings’ Nevada investment subsidiary. During the nine months ended March 31, 2005, Wauwatosa Savings accrued an estimated state liability, including interest, of $2.8 million for the probable assessment amount on the basis of facts known at that time. A deferred tax benefit of $1.0 million was also established as a result of this accrual. Wauwatosa Savings intends to continue accruing state income taxes on future investment subsidiary earnings consistent with the accrual previously described until such time as the dispute is resolved.
SUPERVISION AND REGULATION
      The following discussion is only a summary of the main regulations imposed upon Wauwatosa Savings, Wauwatosa Holdings, and Lamplighter Financial, MHC. It is not intended to be a comprehensive description of all regulations and supervision applicable to those entities and is qualified in its entirety by reference to the applicable laws and regulations.
Regulation of Wauwatosa Savings Bank
      Wauwatosa Savings is a mutual savings bank organized under the laws of the state of Wisconsin. The lending, investment, and other business operations of Wauwatosa Savings are governed by Wisconsin law and regulations, as well as applicable federal law and regulations, and Wauwatosa Savings is prohibited from engaging in any operations not specifically authorized by such laws and regulations. Wauwatosa Savings is subject to extensive regulation by the Wisconsin Department of Financial Institutions, Division of Banking (“WDFI”), by the Federal Deposit Insurance Corporation (“FDIC”), as its deposit insurer and principal federal regulator, and by the Board of Governors of the Federal Reserve System (“FRB”). Wauwatosa Savings’ deposit accounts are insured up to applicable limits by the FDIC under the Savings Association Insurance Fund (“SAIF”). The regulation and supervision of Wauwatosa Savings will be substantially similar after the reorganization occurs and Wauwatosa Savings becomes a stock savings bank. A summary of the main laws and regulations that govern the operations of Wauwatosa Savings are set forth below.

Intrastate and Interstate Merger and Branching Activities
      Wisconsin Law and Regulation. Any Wisconsin savings bank meeting certain requirements may, upon approval of the WDFI, establish one or more branch offices in the state of Wisconsin or the states of Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, and Ohio. In addition, upon WDFI approval, a Wisconsin savings bank may establish a branch office in any other state as the result of a merger or consolidation.
      Federal Law and Regulation. Beginning June 1, 1997, the Interstate Banking Act (the “IBA”) permitted the federal banking agencies to, under certain circumstances, approve acquisition transactions between banks located in different states, regardless of whether the acquisition would be prohibited under the law of the two states. The IBA also permitted a state to “opt in” to the provisions of the IBA before June 1, 1997, and permitted a state to “opt out” of the provisions of the IBA by adopting appropriate legislation before that date. The IBA also authorizes de novo branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

Loans and Investments
      Wisconsin Law and Regulations. Under Wisconsin law and regulations, Wauwatosa Savings is authorized to make, invest in, sell, purchase, participate or otherwise deal in mortgage loans or interests in mortgage loans without geographic restriction, including loans made on the security of residential and commercial property. Wisconsin savings banks also may lend funds on a secured or unsecured basis for business, corporate commercial or agricultural purposes, provided the total of all such loans does not exceed 10% of Wauwatosa Savings’ total assets, unless the WDFI authorizes a greater amount. Loans are subject to certain other limitations, including percentage restrictions based on Wauwatosa Savings’ total assets.
      Wisconsin savings banks may invest funds in certain types of debt and equity securities, including obligations of federal, state and local governments and agencies. Subject to prior approval of the WDFI, compliance with capital requirements and certain other restrictions, Wisconsin savings banks may invest in residential housing development projects. Wisconsin savings banks may also invest in service corporations or subsidiaries with the prior approval of the WDFI, subject to certain restrictions.
      Wisconsin savings banks may make loans and extensions of credit, both direct and indirect, to one borrower in amounts up to 15% of Wauwatosa Savings’ capital plus an additional 10% for loans fully secured by readily marketable collateral. In addition, Wisconsin savings banks may make loans to one borrower for any purpose in an amount not to exceed $500,000, or to develop domestic residential housing units in an amount not to exceed the lesser of $30 million or 30% of Wauwatosa Savings’ capital, subject to certain conditions. At March 31, 2005, Wauwatosa Savings did not have any loans which exceeded the loans-to-one borrower limitations.
      Finally, under Wisconsin law, Wauwatosa Savings must qualify for and maintain a level of qualified thrift investments equal to 60% of its assets as prescribed in Section 7701(a)(19) of the Internal Revenue Code of 1986, as amended. A Wisconsin savings bank that fails to meet the qualified thrift lender test becomes subject to certain operating restrictions otherwise applicable only to commercial banks. At March 31, 2005, Wauwatosa Savings maintained 84.9% of its assets in qualified thrift investments and therefore met the qualified thrift lender requirement.
      Federal Law and Regulation. FDIC regulations also govern the equity investments of Wauwatosa Savings, and, notwithstanding Wisconsin law and regulations, the FDIC regulations prohibit Wauwatosa Savings from making certain equity investments and generally limit Wauwatosa Savings’ equity investments to those that are permissible for federally-chartered banks and their subsidiaries. Under FDIC regulations, Wauwatosa Savings must obtain prior FDIC approval before directly, or indirectly through a majority-owned subsidiary, engaging “as principal” in any activity that is not permissible for a federally-chartered bank unless certain exceptions apply. The activity regulations provide that state banks which meet applicable minimum capital requirements would be permitted to engage in certain activities that are not permissible for national banks, including guaranteeing obligations of others, activities which the FRB has found to be closely related to banking, and certain real estate and securities activities conducted through subsidiaries. The FDIC will not approve an activity that it determines presents a significant risk to the FDIC insurance funds. The activities of Wauwatosa Savings and its subsidiary are permissible under applicable federal regulations.
      Loans to, and other transactions with, affiliates of Wauwatosa Savings, Wauwatosa Holdings, or Lamplighter Financial, MHC are also restricted by the Federal Reserve Act and regulations issued by the FRB thereunder. See “Transactions with Affiliates” on page      .

Lending Standards
      Wisconsin Law and Regulation. Wisconsin law and regulations issued by the WDFI impose upon Wisconsin savings banks certain fairness in lending requirements and prohibit savings banks from discriminating against a loan applicant based upon the applicant’s physical condition, developmental disability, sex, marital status, race, color, creed, national origin, religion or ancestry.
      Federal Law and Regulation. The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate. Under the joint regulations adopted by the federal banking agencies, all insured depository institutions, including Wauwatosa Savings, must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies that have been adopted by the federal bank regulators.
      The Interagency Guidelines, among other things, require a depository institution to establish internal loan-to-value limits for real estate loans that are not in excess of the following supervisory limits:

•	for loans secured by raw land, the supervisory loan-to-value limit is 65% of the value of the collateral;

•	for land development loans (i.e., loans for the purpose of improving unimproved property prior to the erection of structures), the supervisory limit is 75%;

•	for loans for the construction of commercial, over four-family or other non-residential property, the supervisory limit is 80%;

•	for loans for the construction of one- to four-family properties, the supervisory limit is 85%; and

•	for loans secured by other improved property (e.g., farmland, completed commercial property and other income-producing property, including non-owner occupied, one- to four-family property), the limit is 85%.
      Although no supervisory loan-to-value limit has been established for owner-occupied, one- to four-family and home equity loans, the Interagency Guidelines state that for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, an institution should require appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral.

Deposits
      Wisconsin Law and Regulation. Under Wisconsin law, Wauwatosa Savings is permitted to establish deposit accounts and accept deposits. Wauwatosa Savings’ board of directors determines the rate and amount of interest to be paid on or credited to deposit accounts.

      Federal Law and Regulation. FDIC regulations govern the ability of Wauwatosa Savings to accept brokered deposits. Under applicable regulations, the capital position of an institution determines whether and with what limitations an institution may accept brokered deposits. A “well-capitalized” institution (one that significantly exceeds specified capital ratios) may accept brokered deposits without restriction. “Undercapitalized” institutions (those that fail to meet minimum regulatory capital requirements) may not accept brokered deposits and “adequately capitalized” institutions (those that are not “well-capitalized” or “undercapitalized”) may only accept such deposits with the consent of the FDIC. Wauwatosa Savings is a “well-capitalized” institution and therefore may accept brokered deposits without restriction. At March 31, 2005, Wauwatosa Savings had $117.6 million in brokered deposits.

Deposit Insurance
      Wisconsin Law and Regulation. Under Wisconsin law, Wauwatosa Savings is required to obtain and maintain insurance on its deposits from a deposit insurance corporation. The deposits of Wauwatosa Savings are insured up to the applicable limits by the FDIC.
      Federal Law and Regulation. The deposit accounts held by customers of Wauwatosa Savings are insured by the SAIF to a maximum of $100,000 as permitted by law. Insurance on deposits may be terminated by the FDIC if it finds that Wauwatosa Savings has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC as Wauwatosa Savings’ primary regulator. The management of Wauwatosa Savings does not know of any practice, condition, or violation that might lead to termination of Wauwatosa Savings’ deposit insurance.
      Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), the FDIC established a system for setting deposit insurance premiums based upon the risks a particular bank or savings association posed to its deposit insurance funds. Under the risk-based deposit insurance assessment system, the FDIC assigns an institution to one of three capital categories based on the institution’s financial information, as of the reporting period ending six months before the assessment period. The three capital categories are (1) well capitalized, (2) adequately capitalized and (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subcategories within each capital group. With respect to the capital ratios, institutions are classified as well capitalized, adequately capitalized or undercapitalized using ratios that are substantially similar to the prompt corrective action capital ratios discussed below. The FDIC also assigns an institution to a supervisory subgroup based on a supervisory evaluation provided to the FDIC by the institution’s primary federal regulator and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution’s state supervisor).
      An institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for deposit insurance currently range from 0 basis points to 27 basis points. The capital and supervisory subgroup to which an institution is assigned by the FDIC is confidential and may not be disclosed. A bank’s rate of deposit insurance assessments will depend upon the category and subcategory to which the bank is assigned by the FDIC. Any increase in insurance assessments could have an adverse effect on the earnings of insured institutions, including Wauwatosa Savings.

Capitalization
      Wisconsin Law and Regulation. Wisconsin savings banks are required to maintain a minimum capital to assets ratio of 6% and must maintain total capital necessary to ensure the continuation of insurance of deposit accounts by the FDIC. If the WDFI determines that the financial condition, history, management or earning prospects of a savings bank are not adequate, the WDFI may require a higher minimum capital level for the savings bank. If a Wisconsin savings bank’s capital ratio falls below the required level, the WDFI may direct the savings bank to adhere to a specific written plan established by the WDFI to correct the savings bank’s capital deficiency, as well as a number of other restrictions on the savings bank’s operations, including a prohibition on the declaration of dividends. At March 31, 2005, Wauwatosa Savings’ capital to assets ratio, as calculated under Wisconsin law, was 9.82%.
      Federal Law and Regulation. Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System (“state non-member banks”), such as Wauwatosa Savings, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier I capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier I capital is the sum of common shareholders’ equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.
      The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s “risk-based capital ratio.” Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one-to-four family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.
      State non-member banks, such as Wauwatosa Savings, must maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier I capital. Total capital consists of Tier I capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier I capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.
      The FDICIA requires each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.
      As a bank holding company, Wauwatosa Holdings will be subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks. On a pro forma consolidated basis, after the stock offering, Wauwatosa Holding’s pro forma shareholders’ equity will exceed these requirements.

Safety and Soundness Standards
      Each federal banking agency, including the FDIC, has adopted guidelines establishing general standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder.
     Prompt Corrective Action
      FDICIA also established a system of prompt corrective action to resolve the problems of undercapitalized insured institutions. The FDIC has regulations governing the supervisory actions that may be taken against undercapitalized institutions. These regulations establish and define five capital categories, in the absence of a specific capital directive, as follows:

Tier 1
	Total Capital to	Tier 1 Capital to	Capital to
Category	Risk Weighted Assets	Risk Weighted Assets	Total Assets

Well capitalized	≥10%	≥6%	≥5%
Adequately capitalized	≥8%	≥4%	≥4	%*
Under capitalized	<8%	<4%	<4	%*
Significantly undercapitalized	<6%	<3%	<3%
Critically undercapitalized	Tangible assets to capital of< 2%

*	3% if the bank receives the highest rating under the uniform system
      The severity of the action authorized or required to be taken under the prompt corrective action regulations increases as a bank’s capital decreases within the three undercapitalized categories. All savings associations are prohibited from paying dividends or other capital distributions or paying management fees to any controlling person if, following such distribution, the association would be undercapitalized. The FDIC is required to monitor closely the condition of an undercapitalized bank and to restrict the growth of its assets. An undercapitalized savings association is required to file a capital restoration plan within 45 days of the date the association receives notice that it is within any of the three undercapitalized categories, and the plan must be guaranteed by any parent holding company. The aggregate liability of a parent holding company is limited to the lesser of:

•	an amount equal to five percent of the bank’s total assets at the time it became “undercapitalized”; and

•	the amount that is necessary (or would have been necessary) to bring the bank into compliance with all capital standards applicable with respect to such bank as of the time it fails to comply with the plan.
      If a savings association fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Banks that are significantly or critically undercapitalized are subject to a wider range of regulatory requirements and restrictions.
      The FDIC has a broad range of grounds under which it may appoint a receiver or conservator for an insured savings association. If one or more grounds exist for appointing a conservator or receiver for a savings association, the FDIC may require the association to issue additional debt or stock, sell assets, be acquired by a depository bank or savings association holding company or combine with another depository savings association. Under FDICIA, the FDIC is required to appoint a receiver or a conservator for a critically undercapitalized savings association within 90 days after the association becomes critically undercapitalized or to take such other action that would better achieve the purposes of the prompt corrective action provisions. Such alternative action can be renewed for successive 90-day periods. However, if the savings association continues to be critically undercapitalized on average during the quarter that begins 270 days after it first became critically undercapitalized, a receiver must be appointed, unless the FDIC makes certain findings that the association is viable.

Dividends
      Under Wisconsin law and applicable regulations, a Wisconsin savings bank that meets its regulatory capital requirement may declare dividends on capital stock based upon net profits, provided that its paid-in surplus equals its capital stock. If the paid-in surplus of the savings bank does not equal its capital stock, the board of directors may not declare a dividend unless at least 10% of the net profits of the preceding half year, in the case of quarterly or semi-annual dividends, or 10% of the net profits of the preceding year, in the case of annual dividends, has been transferred to paid-in surplus. In addition, prior WDFI approval is required before dividends exceeding 50% of profits for any calendar year may be declared and before a dividend may be declared out of retained earnings. Under WDFI regulations, a Wisconsin savings bank which has converted from mutual to stock form also would be prohibited from paying a dividend on its capital stock if the payment would cause the regulatory capital of the savings bank to be reduced below the amount required for its liquidation account. Because Wauwatosa Savings will be converting from a mutual stock savings bank to a stock savings bank in connection with the Reorganization, this latter regulation will apply to Wauwatosa Savings.

Liquidity and Reserves
      Wisconsin Law and Regulation. Under WDFI regulations, all Wisconsin savings banks are required to maintain a certain amount of their assets as liquid assets, consisting of cash and certain types of investments. The exact amount of assets a savings bank is required to maintain as liquid assets is set by the WDFI, but generally ranges from 4% to 15% of the saving bank’s average daily balance of net withdrawable accounts plus short-term borrowings (the “Required Liquidity Ratio”). At March 31, 2005, Wauwatosa Savings’ Required Liquidity Ratio was 9.56%, and Wauwatosa Savings was in compliance with this requirement. In addition, 50% of the liquid assets maintained by Wisconsin savings banks must consist of “primary liquid assets”, which are defined to include securities of the United States government and United States government agencies. At March 31, 2005, Wauwatosa Savings was in compliance with this requirement.
      Federal Law and Regulation. Under federal law and regulations, Wauwatosa Savings is required to maintain sufficient liquidity to ensure safe and sound banking practices. Regulation D, promulgated by the FRB, imposes reserve requirements on all depository institutions, including Wauwatosa Savings, which maintain transaction accounts or non-personal time deposits. Checking accounts, NOW accounts, Super NOW checking accounts, and certain other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to Regulation D reserve requirements, as are any non-personal time deposits (including certain money market deposit accounts) at a savings institution. For 2005, a depository institution must maintain average daily reserves equal to 3% on the first $47.6 million of transaction accounts and an initial reserve of $1.218 million, plus 10% of that portion of total transaction accounts in excess of $47.6 million. The first $7.0 million of otherwise reservable balances (subject to adjustment by the FRB) are exempt from the reserve requirements. These percentages and threshold limits are subject to adjustment by the FRB. Savings institutions have authority to borrow from the Federal Reserve System “discount window,” but Federal Reserve System policy generally requires savings institutions to exhaust all other sources before borrowing from the Federal Reserve System. As of March 31, 2005, Wauwatosa Savings met its Regulation D reserve requirements.

Transactions with Affiliates and Insiders
      Wisconsin Law and Regulation. Under Wisconsin law, Wauwatosa Savings may not make a loan to a person owning 10% or more of its stock, an affiliated person, agent, or attorney of the savings bank, either individually or as an agent or partner of another, except as approved by the WDFI and regulations of the FDIC. In addition, unless the prior approval of the WDFI is obtained, Wauwatosa Savings may not purchase, lease or acquire a site for an office building or an interest in real estate from an affiliated person, including a shareholder owning more than 10% of its capital stock, or from any firm, corporation, entity or family in which an affiliated person or 10% shareholder has a direct or indirect interest.
      Federal Law and Regulation. Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured savings bank, such as Wauwatosa Savings, and any of its affiliates. Wauwatosa Holdings will be an affiliate of Wauwatosa Savings after the reorganization. The Federal Reserve Board has adopted Regulation W, which comprehensively implements and interprets Sections 23A and 23B, in part by codifying prior Federal Reserve Board interpretations under Sections 23A and 23B.

      An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a “financial subsidiary” under the Gramm-Leach-Bliley Act is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FDIC has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Sections 23A and 23B limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such bank’s capital stock and surplus, and limit all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The statutory sections also require that all such transactions be on terms that are consistent with safe and sound banking practices. The term “covered transaction” includes the making of loans, purchase of assets, issuance of guarantees and other similar types of transactions. Further, most loans by a bank to any of its affiliates must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amounts. In addition, any covered transaction by an association with an affiliate and any purchase of assets or services by an association from an affiliate must be on terms that are substantially the same, or at least as favorable, to the bank as those that would be provided to a non-affiliate.
      A savings bank’s loans to its executive officers, directors, any owner of more than 10% of its stock (each, an insider) and any of certain entities affiliated with any such person (an insider’s related interest) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve Board’s Regulation O thereunder. Under these restrictions, the aggregate amount of the loans to any insider and the insider’s related interests may not exceed the loans-to-one-borrower limit applicable to national banks, which is comparable to the loans-to-one-borrower limit applicable to Wauwatosa Savings’ loans. All loans by a savings bank to all insiders and insiders’ related interests in the aggregate may not exceed the bank’s unimpaired capital and unimpaired surplus. With certain exceptions, loans to an executive officer, other than loans for the education of the officer’s children and certain loans secured by the officer’s residence, may not exceed the greater of $25,000 or 2.5% of the savings bank’s unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any proposed loan to an insider or a related interest of that insider be approved in advance by a majority of the board of directors of the savings bank, with any interested director not participating in the voting, if such loan, when aggregated with any existing loans to that insider and the insider’s related interests, would exceed either $500,000 or the greater of $25,000 or 5% of the savings bank’s unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not present more than a normal risk of collectibility.
      An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the savings bank and that does not give any preference to insiders of the bank over other employees of the bank.

Transactions between Bank Customers and Affiliates
      Under Wisconsin and federal laws and regulations, Wisconsin savings banks, such as Wauwatosa Savings, are subject to the prohibitions on certain tying arrangements. A savings bank is prohibited, subject to certain exceptions, from extending credit to or offering any other service to a customer, or fixing or varying the consideration for such extension of credit or service, on the condition that such customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution.

Examinations and Assessments
      Wauwatosa Savings is required to file periodic reports with and is subject to periodic examinations by the WDFI and FDIC. Federal regulations require annual on-site examinations for all depository institutions except those well-capitalized institutions with assets of less than $100 million; annual audits by independent public accountants for all insured institutions with assets in excess of $500 million; the formation of independent audit committees of the boards of directors of insured depository institutions for institutions with assets equal to or in excess of $500 million; and management of depository institutions to prepare certain financial reports annually and to establish internal compliance procedures. Wauwatosa Savings is required to pay examination fees and annual assessments to fund its supervision. Wauwatosa Savings paid an aggregate of $23,490 in assessments for the calendar year ended December 31, 2004.

Customer Privacy
      Under Wisconsin and federal law and regulations, savings banks, such as Wauwatosa Savings, are required to develop and maintain privacy policies relating to information on its customers, restrict access to and establish procedures to protect customer data. Applicable privacy regulations further restrict the sharing of non-public customer data with non-affiliated parties if the customer requests.

Community Reinvestment Act
      Under the Community Reinvestment Act (“CRA”), any insured depository institution, including Wauwatosa Savings, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FDIC, in connection with its examination of a savings association, to assess the financial institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications for additional branches and acquisitions.
      Among other things, the CRA regulations contain an evaluation system that would rate an institution based on its actual performance in meeting community needs. In particular, the evaluation system focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its service areas;

•	an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices.
      The CRA requires the FDIC, in the case of Wauwatosa Savings, to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system and requires public disclosure of an institution’s CRA rating. Wauwatosa Savings received at least “satisfactory” overall ratings in it most recent CRA examinations.

Federal Home Loan Bank System
      The Federal Home Loan Bank System, consisting of twelve FHLBs, is under the jurisdiction of the Federal Housing Finance Board (“FHFB”). The designated duties of the FHFB are to supervise the FHLBs; ensure that the FHLBs carry out their housing finance mission; ensure that the FHLBs remain adequately capitalized and able to raise funds in the capital markets; and ensure that the FHLBs operate in a safe and sound manner.
      Wauwatosa Savings, as a member of the FHLB-Chicago, is required to acquire and hold shares of capital stock in the FHLB-Chicago in an amount equal to the greater of (i) 1% of the aggregate outstanding principal amount of residential mortgage loans, home purchase contracts and similar obligations at the beginning of each year, or (ii) 0.3% of total assets. Wauwatosa Savings is in compliance with this requirement with an investment in FHLB-Chicago stock of $13.9 million at March 31, 2005.
      Among other benefits, the FHLBs provide a central credit facility primarily for member institutions. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes advances to members in accordance with policies and procedures established by the FHFB and the

Board of Directors of the FHLB-Chicago. At March 31, 2005, Wauwatosa Savings had $106.2 million in advances from the FHLB-Chicago.

USA PATRIOT Act
      In response to the terrorist attacks of September 11, 2001, Congress adopted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act. The USA PATRIOT Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By means of amendments to Wauwatosa Savings Secrecy Act, Title III of the USA PATRIOT Act takes measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks and savings associations.
      Among other requirements, Title III of the USA PATRIOT Act imposes the following requirements with respect to financial institutions:

•	All financial institutions must establish anti-money laundering programs that include, at minimum; (a) internal policies, procedures, and controls; (b) specific designation of an anti-money laundering compliance officer; (c) ongoing employee training programs, and (d) an independent audit function to test the anti-money laundering program.

•	The Secretary of the Treasury, in conjunction with other bank regulators, may issue regulations that provide for minimum standards with respect to customer identification at the time new accounts are opened.

•	Financial institutions that establish, maintain, or manage private banking accounts or correspondent accounts in the United States for non-United States persons or their representatives (including foreign individuals visiting the United States) must establish appropriate, specific, and, where necessary, enhanced due diligence policies, procedures, and controls designed to detect and report money laundering.

•	Financial institutions are prohibited from establishing, maintaining, administering or managing correspondent accounts for foreign shell banks (foreign banks that do not have a physical presence in any country), and will be subject to certain recordkeeping obligations with respect to correspondent accounts of foreign banks.

•	Bank regulators are directed to consider a holding company’s effectiveness in combating money laundering when ruling on Federal Reserve Act and Bank Merger Act applications.
Regulation of Wauwatosa Holdings

Holding Company Regulation
      Wisconsin Law and Regulation. Any company that owns or controls, directly or indirectly, more than 25% of the voting securities of a state savings bank is subject to regulation as a savings bank holding company by the WDFI. Because Wauwatosa Holdings will acquire 100% of the stock of Wauwatosa Savings as a result of the reorganization, Wauwatosa Holdings will be subject to regulation as a savings bank holding company under Wisconsin law. However, the WDFI has not yet issued specific regulations governing savings bank holding companies.
      Federal Law and Regulation. Because it will own all of the outstanding stock of Wauwatosa Savings after the reorganization, Wauwatosa Holdings will be required to register and be regulated as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the “BHCA”). As such, Wauwatosa Holdings will be subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for Wauwatosa Savings. Failure to meet the capital adequacy requirements may result in supervisory or enforcement action by the FRB.
      Wauwatosa Holdings will be required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior FRB approval will also be required for Wauwatosa Holdings to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. The BHCA will also prohibit the acquisition by Wauwatosa Holdings of more than 5% of the voting shares of a bank located outside the State of Wisconsin or of substantially all of the assets of such a bank, unless such an acquisition is specifically authorized by the laws of the state in which such bank is located.
      FRB regulations govern a variety of bank holding company matters, including redemption of outstanding equity securities and a bank holding company engaging in non-banking activities. Pursuant to FRB policy, dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with its capital needs, asset quality and overall financial condition. The FRB policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity. These policies could affect the ability of Wauwatosa Holdings to pay cash dividends.
      Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and FRB regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal shareholders of Wauwatosa Savings, Wauwatosa Holdings, any subsidiary of Wauwatosa Holdings and related interests of such persons. See “Transactions with Affiliates.” Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with Wauwatosa Holdings or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.
      Wauwatosa Holdings and its subsidiary, Wauwatosa Savings, are affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is impossible for management of Wauwatosa Holdings to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of Wauwatosa Holdings.

Federal Securities Laws Regulation
      Securities Act. Wauwatosa Holdings has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of shares of common stock to be issued in connection with the reorganization and the stock offering.
      Securities Exchange Act. Upon completion of the offering, Wauwatosa Holdings common stock will continue to be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Wauwatosa Holdings will continue to be subject to information filings, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act.
      Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 was adopted in response to public concerns regarding corporate accountability in connection with the accounting and corporate governance scandals at several prominent companies. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

      The Sarbanes-Oxley Act is the most far-reaching U.S. securities legislation enacted in some time. It applies to all public companies, including Wauwatosa Holdings following the reorganization, that file periodic reports with the SEC, under the Securities Exchange Act.
      The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and national securities exchanges and associations to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC, and increases penalties for violation. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.
      The Sarbanes-Oxley Act addresses, among other matters:

•	audit committees and auditor independence;

•	certification of financial statements by the chief executive officer and the chief financial officer;

•	the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities if the issuer’s financial statements later require restatement;

•	a prohibition on insider trading during retirement plan black-out periods;

•	further disclosure of off-balance sheet transactions;

•	a prohibition on many personal loans to directors and officers (with exceptions for financial institutions);

•	expedited filing requirements for reporting of insiders’ transactions; and

•	disclosure of a code of ethics and disclosure of a change or waiver of such code.
      Because some FDIC accounting and governance regulations also refer to the SEC’s regulations, the Sarbanes-Oxley Act also may affect Wauwatosa Savings.
Regulation of Lamplighter Financial, MHC

Bank Holding Company Regulation
      Wisconsin Law and Regulation. Because Lamplighter Financial, MHC will indirectly control more than 25% of the stock of Wauwatosa Savings as the result of the reorganization, Lamplighter Financial, MHC will be subject to regulation under Wisconsin law as a savings bank holding company just as Wauwatosa Holdings. For a discussion of the savings bank holding company regulations that will apply to Lamplighter Financial, MHC, see “Regulation of Wauwatosa Holdings — Holding Company Regulation” above.
      Federal Law and Regulation. Because Lamplighter Financial, MHC will indirectly control Wauwatosa Savings within the meaning of the BHCA as the result of the reorganization, Lamplighter Financial, MHC will be subject to regulation under the BHCA as a bank holding company just as Wauwatosa Holdings. For a discussion of the bank holding company regulations that will apply to Lamplighter Financial, MHC, see “Regulation of Wauwatosa Holdings — Holding Company Regulation” above.

Mutual Holding Company Regulation
      In addition to the savings bank holding company regulation imposed by Wisconsin law upon Lamplighter Financial, MHC, Lamplighter Financial, MHC is also subject to regulation under Wisconsin law as a mutual holding company.
      Membership. A person owning a deposit account (except for negotiable certificates of deposit not in registered form) in a Wisconsin savings bank that is a subsidiary of a mutual holding company has membership rights in the mutual holding company. A member of a mutual holding company has one vote for each $100 or additional fraction of $100 of the combined withdrawal value of the member’s deposit accounts in a subsidiary savings bank of the mutual holding company.
      Permitted Activities. Wisconsin mutual holding companies are only permitted to engage in activities set forth in the applicable regulations or that are otherwise approved by the WDFI. Generally, a Wisconsin mutual holding company is only permitted to acquire savings banks or other bank holding companies and engage in activities that are approved by the WDFI for Wisconsin savings banks or activities approved by the FRB for bank holding companies.
      Examinations and Assessments. Under the applicable regulations, Lamplighter Financial, MHC is required to register with the WDFI as a mutual holding company and is required to file periodic reports with the WDFI. In addition, Lamplighter Financial, MHC will be subject to examination by the WDFI and pay assessments.
Regulation of the Reorganization of Wauwatosa Savings Bank
      The reorganization of Wauwatosa Savings itself is subject to review by the WDFI, the FDIC and the FRB and involves many steps, which are summarized below. Obtaining all necessary approvals of the WDFI, the FDIC and the FRB are conditions precedent to the stock offering contemplated by this prospectus.

Description of the Reorganization
      The reorganization of Wauwatosa Savings will include: (1) the conversion of Wauwatosa Savings to a Wisconsin stock savings bank (the “Stock Bank”); (2) the formation of a Wisconsin corporation stock holding company (Wauwatosa Holdings); and (3) the formation of a Wisconsin mutual holding company (Lamplighter Financial, MHC). As a result of the reorganization, Wauwatosa Savings will be 100% owned by Wauwatosa Holdings. Wauwatosa Holdings in turn will be a majority-owned subsidiary of Lamplighter Financial, MHC at all times so long as Lamplighter Financial, MHC remains in existence. Wauwatosa Holdings will also issue stock representing a minority interest in Wauwatosa Holdings to the public according to the terms of the Stock Issuance Plan.
      After the reorganization is completed, the rights of the members in Wauwatosa Savings will become corresponding rights in Lamplighter Financial, MHC, and the deposits in Wauwatosa Savings shall remain deposits in Wauwatosa Savings after the reorganization.
      The reorganization will involve the following steps:

(i) Wauwatosa Savings will form a wholly owned Wisconsin stock savings bank called Wauwatosa Interim 1 Stock Savings Bank (“Interim 1”).

(ii) Interim 1 will form two wholly owned subsidiaries. One will be a Wisconsin stock savings bank named Wauwatosa Interim 2 Stock Savings Bank (“Interim 2). The other will be a Wisconsin stock business corporation, Wauwatosa Holdings, Inc.

(iii) The following transactions will then occur substantially contemporaneously:

(1) Wauwatosa Savings will convert to a Wisconsin stock savings bank, the Stock Bank and adopt articles and bylaws appropriate for a Wisconsin stock savings bank;

(2) Interim 1 will convert from a stock savings bank to a Wisconsin mutual holding company, cancel its outstanding stock, adopt a charter and bylaws appropriate for a Wisconsin mutual holding company and change its name to Lamplighter Financial, MHC;

(3) Interim 2 will merge with and into the Stock Bank with Stock Bank surviving as a wholly owned subsidiary of Lamplighter Financial, MHC and the depositors of Stock Bank will exchange the shares of Stock Bank common stock constructively received in the conversion for membership interests in Lamplighter Financial, MHC. The depositors’ membership interests in Lamplighter Financial, MHC will continue for as long as they maintain deposit accounts at Stock Bank. The name of the Stock Bank will remain Wauwatosa Savings Bank; and

(4) Lamplighter Financial, MHC will transfer all of the stock of Stock Bank to Wauwatosa Holdings, in exchange for voting stock of Wauwatosa Holdings, making the Stock Bank a wholly owned direct subsidiary of Wauwatosa Holdings and an indirect subsidiary of Lamplighter Financial, MHC.

(iv) The deposit accounts of the members of Wauwatosa Savings will remain deposit accounts of Stock Bank.

(v) Finally, Wauwatosa Holdings will issue stock in its initial public offering according to the Stock Issuance Plan. However, Lamplighter Financial, MHC will at all times continue to hold at least a majority of stock of Wauwatosa Holdings for so long as Lamplighter Financial, MHC is in existence.

Regulatory Approvals
      Required Wisconsin Regulatory Approvals. Because the reorganization involves a reorganization of Wauwatosa Savings into a mutual holding company form of organization, the issuance of stock by a mid-tier holding company, and a merger between Wauwatosa Savings and Interim 2 (as discussed above), Wauwatosa Savings must obtain the prior approval of the WDFI before the reorganization can be consummated. On June 10, 2005, Wauwatosa Savings filed the appropriate applications with the WDFI seeking its approval.
      Required Federal Regulatory Approvals. As Wauwatosa Savings’ primary federal regulator, the FDIC must approve the change in form of Wauwatosa Savings’ form to a mutual holding company organization, the minority stock issuance by Wauwatosa Holdings, and the merger between Wauwatosa Savings and Interim 2, before the reorganization can be consummated. On June 10, 2005, Wauwatosa Savings filed a Notice of Conversion to Mutual Holding Company and a Bank Merger Act Application with the FDIC, seeking its approval. In addition, because Lamplighter Financial, MHC and Wauwatosa Holdings will become bank holding companies as a result of the reorganization, the FRB must also grant its approval before the reorganization can be consummated. Lamplighter Financial, MHC and Wauwatosa Holdings filed applications with the FRB on June 10, 2005, seeking the approval of the FRB to become bank holding companies. It is likely that in connection with their approvals of the reorganization, the federal banking regulators will impose standard conditions on Wauwatosa Savings, Wauwatosa Holdings, and Lamplighter Financial, MHC, which conditions could materially affect our ability to engage in certain transactions, such as stock repurchases or stock sales, without prior regulatory approval.

MANAGEMENT
Shared Management Structure
      Upon the reorganization, the directors of Wauwatosa Holdings initially will be those same persons who are currently the directors of Wauwatosa Savings. There will be three executive officers of Wauwatosa Holdings, each of whom is also an executive officer of Wauwatosa Savings. Although there are no present plans to do so, both Wauwatosa Holdings and Wauwatosa Savings may choose to appoint additional or different persons as directors and executive officers in the future. We expect that Wauwatosa Holdings and Wauwatosa Savings will continue to have three common executive officers until there is a business reason to establish separate management structures. To date, directors and executive officers have been compensated for their services to Wauwatosa Savings. These individuals may receive additional compensation for their services to Wauwatosa Holdings.
Directors of Wauwatosa Holdings and Wauwatosa Savings
      Composition of Wauwatosa Savings’ Board. Wauwatosa Savings currently has six directors who serve staggered terms of five years. Upon the reorganization, directors of Wauwatosa Savings will be elected to three-year staggered terms as described above for Wauwatosa Holdings provided that they are elected by Wauwatosa Holdings as its sole shareholder.
      The following table states our directors’ names, their ages as of March 31, 2005, the positions held with Wauwatosa Savings, the calendar years when they began serving as directors and the years when their current terms as directors of Wauwatosa Savings would expire if not for the reorganization:

			Director	Term
Directors	Age(1)	Positions	Since(2)	Expires

Barbara J. Coutley	53	Director, Senior Vice President and Secretary	2001	2009
Thomas E. Dalum	64	Director	1979	2008
Michael L. Hansen	54	Director	2003	2010
Patrick S. Lawton	48	Director	2000	2008
Stephen J. Schmidt	43	Director	2002	2006
Donald J. Stephens	59	Chairman of the Board, Chief Executive Officer and President	1995	2007

(1)	As of March 31, 2005.

(2)	All directors will be appointed to the Board of Directors of Wauwatosa Holdings in 2005 pursuant to the Plan of Reorganization. The year indicated is the year each director was first elected or appointed to the Board of Directors of Wauwatosa Savings.
      Composition of Wauwatosa Holdings’ Board. The Board of Directors of Wauwatosa Holdings will consist of six members. Directors will serve three-year staggered terms so that one-third of the directors are elected at each annual meeting of shareholders. The class of directors whose term of office expires at the first annual meeting of shareholders following completion of the offering, in 2006, are directors Patrick Lawton and Donald Stephens. The class of directors whose term expires at the second annual meeting of shareholders following completion of the offering, in 2007, are directors Thomas Dalum and Barbara Coutley. The class of directors whose term of office expires at the third annual meeting of shareholders following the completion of the offering, in 2008, are directors Michael Hansen and Stephen Schmidt.
      The Business Background of Our Directors and Executive Officers. The business experience for the past five years of each of our directors and executive officers is set forth below.

Our Directors
      Barbara J. Coutley currently serves as Senior Vice President and Secretary of Wauwatosa Savings and has been Wauwatosa Savings’ senior administrative officer since 2003. She has served as Secretary of Wauwatosa Savings since January 2001. She began her career with Wauwatosa Savings in March 1974 as a teller and has since worked in virtually all areas of Bank operations.
      Thomas E. Dalum joined DUECO, Inc., an equipment manufacturer and distributor located in Waukesha, Wisconsin in 1964. In 1967, he founded Utility Equipment Leasing Corporation (UELC), also headquartered in Waukesha, Wisconsin. He is currently President of DUECO, Inc. and Chairman of the Board of UELC.
      Michael L. Hansen is an investor in various business operations. He currently holds substantial ownership interests in Eagle Metal Finishing LLC in Milwaukee, Wisconsin and Mid-States Contracting, Inc. in Wausau, Wisconsin. He is a certified public accountant and former Arthur Anderson & Company manager with 13 years of experience.
      Patrick S. Lawton is the Managing Director of Fixed Income Capital Markets and a member of the board of directors of Robert W. Baird & Co. Incorporated, an employee-owned broker/ dealer headquartered in Milwaukee, Wisconsin.
      Stephen J. Schmidt is the President of Schmidt and Bartelt Funeral and Cremation Services, a family-owned business with multiple locations throughout the Milwaukee metropolitan area.
      Donald J. Stephens has been the Chairman of the Board of Wauwatosa Savings since January 2001 and President and Chief Executive Officer since December 1997. He has served on the Board of Directors of Wauwatosa Savings since 1995. From April 1984 until becoming President of Wauwatosa Savings, he was Executive Vice President and Chief Operating Officer of Wauwatosa Savings. He began his career with Wauwatosa Savings in February 1969 as a teller.
Executive Officers of Wauwatosa Holdings
      The following individuals are the executive officers of Wauwatosa Holdings and hold the offices set forth below opposite their names.

Name	Age(1)	Position

Donald J. Stephens	59	President and Chief Executive Officer
Richard C. Larson	48	Chief Financial Officer and Treasurer
Barbara J. Coutley	53	Senior Vice President and Secretary
Kenneth A. Snyder	39	Vice President
Andrew L. Taylor	37	Vice President

(1)	As of March 31, 2005.
      The executive officers of Wauwatosa Holdings are elected annually and hold office until their respective successors have been elected or until death, resignation, retirement or removal by the Board of Directors.
Bank Executive Officers Who Are Not Directors
      Richard C. Larson, age 48, has been the Chief Financial Officer and Treasurer of Wauwatosa Savings since 1990. He is a Certified Public Accountant and former audit manager with 11 years of prior experience with the international public accounting firm Ernst & Young LLP.
      Kenneth A. Snyder, age 39, has served as Vice President and Head of the Lending Division of Wauwatosa Savings since 1998. He oversees the mortgage origination, loan processing, post-closing, and mortgage servicing departments. He began his career at Wauwatosa Savings in 1986 as a teller, and has also been a loan officer and branch manager.

      Andrew L. Taylor, age 37, was hired as Wauwatosa Savings’ Vice President of Sales and Retail Banking effective April 1, 2005. He has previously worked in similar capacities at National City Bank, Fifth Third Bank and Bank One, all in Ohio.
Meetings of the Board of Directors and Committees
      Wauwatosa Savings’ Board of Directors meets on a monthly basis and may hold additional special meetings. During the year ended December 31, 2004, Wauwatosa Savings’ Board of Directors held 12 regular meetings. No director attended fewer than 75% of such meetings.
Committees of Wauwatosa Holdings
      Wauwatosa Holdings will establish standing Audit, Compensation and Nominating and Corporate Governance Committees following the offering. Wauwatosa Holdings may establish additional committees as determined by the Board of Directors. Committee membership has not yet been determined.
      The Audit Committee will review internal and external audit reports and related matters to ensure effective compliance with regulations and internal policies and procedures. This committee also will engage an independent registered public accounting firm to perform Wauwatosa Holdings’ annual audit, and will act as a liaison between the independent auditors and the Board of Directors. The Audit Committee will be comprised of directors who are “independent” under the current Nasdaq listing standards. As a non-registered SEC Company, we have not been required to designate an “audit committee financial expert” pursuant to the Sarbanes-Oxley Act of 2002 or the Securities and Exchange Commission regulations. However, we believe that Michael Hansen will be designated as the “audit committee financial expert.”
      The Compensation Committee will establish Wauwatosa Holdings’ compensation policies and will review compensation matters. The Compensation Committee will consist of directors who are “independent” under the current NASDAQ listing standards.
      The Nominating and Corporate Governance Committee will oversee the evaluation of the Board of Directors and management, nominate directors for election by shareholders, nominate committee chairpersons and, in consultation with the committee chairpersons, nominate directors for membership on the committees of the Board. This committee will be comprised of independent directors.
      The Nominating and Corporate Governance Committee will consider director candidates recommended by Wauwatosa Holdings’ shareholders. Recommendations should be directed to the committee in care of Wauwatosa Holdings’ Secretary. Under Wauwatosa Holdings’ Bylaws, shareholder nominations of directors must be received by Wauwatosa Holdings at its principal executive offices, 11200 West Plank Court, Wauwatosa, Wisconsin 53226, directed to the attention of the Secretary, not less than 80 days nor more than 110 days prior to the scheduled date of the annual meeting of shareholders and any such nominations must contain the information specified in Wauwatosa Holdings’ Bylaws. Wauwatosa Holdings is currently considering whether to adopt policies regarding director qualifications and procedures for identifying and evaluating persons recommended to be nominated for election as directors, including nominees recommended by shareholders. The committee expects these policies to be in place for the 2006 annual meeting of shareholders.
Director Compensation
      Director Fees. Wauwatosa Holdings currently pays no fees for service on the Board of Directors or Board committees, but may pay fees for Board or committee service after the offering consistent with the extent of the business activities of Wauwatosa Holdings. Wauwatosa Savings pays each non-employee director $2,000 for each scheduled board meeting. In addition to the above fees, discretionary amounts are paid for special meetings and as director bonuses. Wauwatosa Savings paid fees totaling $135,200 to directors for the calendar year ended December 31, 2004. Following the reorganization, our directors will be entitled to receive awards under the stock option and recognition and retention plans that we intend to adopt. See section entitled “Future Stock Benefit Plans” on page      .

Executive Officer Compensation
      Summary Compensation Table. The following table sets forth certain information as to the total remuneration paid by Wauwatosa Savings during the three fiscal years ended June 30, 2004 to the President and Chief Executive Officer of Wauwatosa Savings and the three other most highly compensated executive officers of Wauwatosa Savings whose total annual salary and bonus for 2004 was at least $100,000. Each of the individuals listed on the table below is referred to as a Named Executive Officer. Andrew Taylor, whom Wauwatosa Savings hired effective April 2005, also constitutes an executive officer of Wauwatosa Savings but was not employed by Wauwatosa Savings during the periods covered by the table below. No other individuals qualified as executive officers of Wauwatosa Savings during the covered periods.

		Annual Compensation(1)
				All Other
Named Executive Officer	Year	Salary ($)(2)	Bonus ($)	Compensation ($)(3)

Donald J. Stephens	2004	538,333	470,000	4,866
President and Chief Executive Officer	2003	512,500	500,000	4,270
	2002	438,750	300,000	3,541
Richard C. Larson	2004	165,917	117,000	5,487
Chief Financial Officer and Treasurer	2003	158,333	125,000	9,478
	2002	144,416	75,000	12,160
Barbara J. Coutley	2004	134,165	100,000	2,951
Senior Vice President and Secretary	2003	124,167	95,000	3,312
	2002	103,667	60,000	2,839
Kenneth A. Snyder	2004	97,083	55,000	2,907
Vice President — Lending	2003	92,083	55,000	4,738
	2002	84,167	35,000	6,675

(1)	Wauwatosa Savings provides its executive officers with certain non-cash benefits and perquisites. Management of Wauwatosa Savings believes that the aggregate value of these benefits for 2004 did not, in the case of any executive officer, exceed $50,000 or 10% of the aggregate salary and annual bonus reported in the Summary Compensation Table.

(2)	Base salaries are reviewed on an annual basis and may be increased in the future. Current annual salaries are as follows: Mr. Stephens, $500,000; Mr. Larson, $173,000; Ms. Coutley, $144,000; Mr. Snyder, $104,000, and Mr. Taylor, $140,000.

(3)	Amounts represent the dollar value of the named executive’s personal use of Bank-owned automobiles. In addition, Mr. Larson’s fiscal 2004 total includes $1,683 and Mr. Snyder’s 2004 total includes $216 in taxable income related to the below market rate employee interest rate charged on the mortgage of a principal residence.
Employment Agreements
      In connection with the reorganization and offering, Wauwatosa Savings intends to enter into an employment agreement with Donald J. Stephens. The employment agreement is intended to ensure that Wauwatosa Savings and Wauwatosa Holdings will be able to maintain its President and Chief Executive Officer for a reasonable period of time after the offering. The continued success of Wauwatosa Savings and Wauwatosa Holdings depends to a significant degree on the skills and competence of the executive management group.
      The employment agreement with Mr. Stephens will have an initial term of employment of three years. Each year the agreement may be extended so that the agreement remains in effect for a rolling three years upon agreement of Mr. Stephens and by affirmative action of Wauwatosa Savings’ Board of Directors. Under the employment agreement, Mr. Stephens will be entitled to a base salary of $500,000 per year, which will be reviewed annually by the Board of Directors based upon individual performance and our financial results, as well as benefits and perquisites, in accordance with our policies.
      The employment agreement can be terminated at the election of Mr. Stephens or Wauwatosa Savings at the expiration of the term, at any time for cause, upon the occurrence of certain events specified by federal statute or regulation, or as a result of the executive officer’s retirement, disability or death. The employment agreement can also be voluntarily terminated without cause by Mr. Stephens or Wauwatosa Savings. Mr. Stephens may also terminate the employment agreement under certain circumstances following a change in control.
      Upon termination of his employment at the expiration of the term of the employment agreement, Mr. Stephens will be entitled to receive unpaid compensation for the period of employment plus accrued but unused vacation time. Upon his death or retirement, Mr. Stephens or his personal representative will receive his earned but unpaid base salary and incentive compensation prorated to the end of the calendar month in which such termination occurs and compensation for accrued but unused vacation time. If Mr. Stephens terminates employment voluntarily or is terminated by Wauwatosa Savings for cause, he will receive his earned but unpaid base salary and incentive compensation for the period of employment, prorated to the date of termination, and compensation for accrued but unused vacation time, but will not be entitled to any compensation or benefits for any period after the date of termination.
      If during the term Wauwatosa Savings terminates Mr. Stephens without cause or the employment agreement is terminated by Mr. Stephens for cause, he would be entitled to receive 100% of his base salary at the time of termination, his earned but unpaid base salary and incentive compensation prorated to the end of the calendar month in which such termination occurs, and compensation for accrued but unused vacation time. Also, Mr. Stephens would continue to receive certain insurance and other benefits until twelve months after the end of the term of employment, but in no event for more than 36 months after the date of termination. Wauwatosa Savings would also pay to Mr. Stephens an additional lump sum cash payment in an amount equal to three times Wauwatosa Savings’ annual aggregate contributions for Mr. Stephens to all qualified retirement plans in the year preceding termination and the number of years in the severance period. Mr. Stephens will also be entitled to retain his company-provided automobile in most circumstances following termination.
      Under the employment agreement, Mr. Stephens may also terminate employment following a change in control of Wauwatosa Savings under certain circumstances, including a reduction in compensation or responsibilities. Upon any such termination as a result of a change in control, Mr. Stephens will have a right to receive payments and benefits as if a termination by Wauwatosa Savings without cause had occurred. However, the aggregate amount of all severance payments and termination benefits, computed on a present value basis, may not exceed an amount which would cause the payments to be characterized as parachute payments within the meaning of Section 280G(b)(2) of the Internal Revenue Code. That section generally defines parachute payments to include any severance payments and termination benefits which, on a present value basis, equal or exceed three times the person’s average annual total compensation over a five-year period immediately preceding the change in control.
      The employment agreement will also contain a non-competition provision that restricts Mr. Stephens from competing against Wauwatosa Savings in any material way during his term of employment and for a period not to exceed two years following termination of his employment.
Defined Benefit Retirement Plan
      Wauwatosa Savings participates in an industry group sponsored insured non-contributory defined benefit pension plan intended to satisfy the qualification requirements of Section 401(a) of the Internal Revenue Code. Employees of Wauwatosa Savings become eligible to participate in the Retirement Plan once they reach age 21 and complete 1,000 hours of service in a consecutive 12-month period. Participants become fully vested in their accrued benefits under the Retirement Plan upon the completion of six years of vesting service. Participants are credited with one year of vesting service for each plan year in which they complete 1,000 hours of service.
      The normal retirement benefit under the Retirement Plan is the sum of (a) 0.8% of the participant’s average annual earnings which constitute table one compensation for Social Security purposes, plus (b) 1.35% of the participant’s average annual earnings, if any, in excess of the table one Social Security compensation, multiplied by (c) the participant’s years of credited service (up to 35 years). A participant’s average annual earnings is equal to the participant’s average compensation for the three consecutive years during which the participant received the greatest compensation from Wauwatosa Savings. A participant’s compensation includes all amounts paid to the participant by Wauwatosa Savings, other than payments Wauwatosa Savings makes on a participant’s behalf for insurance or any employee benefit plan. With respect to the Named Executive Officers, this amount generally equals the total of the amounts set forth in the “Salary” and “Bonus” columns of the Summary Compensation Table.
      In general, the Retirement Plan provides for a normal retirement monthly benefit that, unless deferred, is payable beginning during the year of the participant’s 65th birthday, or, with respect to participants who commenced participation in the Retirement Plan on or after December 16, 1989, the fifth anniversary of his or her participation in the Retirement Plan, if later.
      The following table sets forth the estimated annual benefits payable upon a participant’s normal retirement at age 65 for the period ended December 31, 2004, assuming various levels of compensation and various specified years of service for a participant born between 1957 and 1960.(1) Under the Internal Revenue Code, maximum annual benefits under the Retirement Plan are limited to $170,000 and the annual average earnings for calculation purposes are limited to $210,000 for the 2005 calendar year.

	Years of Service

Average Annual Earnings	15	20	25	30	35

$100,000	$13,568	$18,090	$22,613	$27,135	$31,658
$125,000	$18,630	$24,840	$31,050	$37,260	$43,470
$150,000	$23,693	$31,590	$39,488	$47,385	$55,283
$175,000	$28,755	$38,340	$47,925	$57,510	$67,095
$200,000	$33,818	$45,090	$56,363	$67,635	$78,908
$210,000 or more	$35,843	$47,790	$59,783	$71,685	$83,633

(1)	Estimated annual benefits are computed on the basis of a straight life annuity with ten years certain and are not subject to offset.
      The approximate years of service credited under the Retirement Plan as of December 31, 2004 for the Named Executive Officers are as follows:

Years of
Name	Service

Donald J. Stephens	36
Richard C. Larson	14
Barbara J. Coutley	31
Kenneth A. Snyder	18
401(k) Plan
      Wauwatosa Savings maintains the Wauwatosa Savings Bank 401(k) Plan, a tax-qualified plan under Section 401(a) of the Internal Revenue Code with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Employees become eligible to make salary reduction contributions to the 401(k) Plan and to receive any matching or discretionary contributions made to the 401(k) Plan by Wauwatosa Savings on the first January 1 or July 1 coinciding with or next following the date that the employee has attained 18 years of age and completed at least three months of service with Wauwatosa Savings.
      Under the 401(k) Plan, participants may elect to annually contribute up to the lesser of 90% of eligible compensation or $14,000 in calendar year 2005 ($15,000 in 2006). The 401(k) Plan permits Wauwatosa Savings to make discretionary profit sharing contributions to the 401(k) Plan. Wauwatosa Savings made no discretionary contributions to the 401(k) Plan during the years ended June 30, 2004 and 2003. Participants in the 401(k) Plan may direct the investment of their accounts in several types of investment funds.
      Participants are always 100% vested in their elective deferrals and related earnings under the 401(k) Plan. Participants become vested in any discretionary profit sharing contributions and related earnings in 20% increments, beginning with the completion of two years of service and ending with the completion of six years of service. Participants also become 100% vested in any discretionary profit sharing contributions and related earnings upon the attainment of normal retirement age (age 65). Participants are permitted to receive a distribution from the 401(k) Plan only in the form of a lump sum payment.
      Wauwatosa Savings intends to allow its 401(k) Plan to add an additional investment alternative, the Wauwatosa Holdings, Inc. Stock Fund, as soon as such addition is allowed by the administrator of the 401(k) Plan (which will in no event be earlier than six months following the completion of the reorganization). The Wauwatosa Holdings, Inc. Stock Fund would permit participants to invest their deferrals in Wauwatosa Holdings, Inc. common stock.
Supplemental Retirement Benefit Plan
      Wauwatosa Savings entered into a Supplemental Retirement Benefit Plan with Donald Stephens on July 13, 1999, for the purposes of assuring Mr. Stephens’ continued availability to provide services to Wauwatosa Savings and providing Mr. Stephens with supplemental retirement benefits in recognition of his service to Wauwatosa Savings. Pursuant to the plan, Wauwatosa Savings will pay Mr. Stephens $170,000 per year for a period of 10 years following Mr. Stephens termination of employment should his employment terminate for any reason other than cause following the first day of the month following the month in which Mr. Stephens reaches age 62, or should Wauwatosa Savings terminate Mr. Stephens without cause prior to that date. If Mr. Stephens voluntarily terminates his employment prior to that date, Wauwatosa Savings will pay him $170,000 per year, reduced by 7.375% for each 12-month period by which the actual termination date precedes that date, for a period of ten years. If Mr. Stephens is terminated by Wauwatosa Savings for cause, then he will receive no payments under the plan.
      Should a change in control of Wauwatosa Savings occur during Mr. Stephens’ employment, the plan provides that Mr. Stephens would become immediately vested in the full amount of his benefits under the plan upon the change in control, with such benefits payable as of the later of the first day of the month following the month in which he reaches age 62 or the date his employment is terminated for any reason.
      In the event that Mr. Stephens terminates his employment prior to the first day of the month following the month in which he reaches age 62, then he will be subject to a noncompete arrangement that is intended to prevent him from competing against Wauwatosa Savings for a period of 18 months following the termination in a six-county area including and surrounding Wauwatosa Savings’ main office.
Future Stock Benefit Plans
      Employee Stock Ownership Plan and Trust. We intend to implement an employee stock ownership plan in connection with the reorganization and offering. The Board of Directors of Wauwatosa Savings intends to adopt the employee stock ownership plan, and the Board of Directors of Wauwatosa Holdings intends to approve the employee stock ownership loan, effective at the closing of the offering. Employees who are at least 21 years old and who have completed at least one year of service will be eligible to participate. As part of the offering, the employee stock ownership plan trust intends to borrow funds from Wauwatosa Holdings and use those funds to purchase a number of shares equal to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation. Collateral for the loan will be the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from Bank discretionary contributions to the employee stock ownership plan over a period of up to 10 years. The loan documents will provide that the loan may be repaid over a shorter period, without penalty for prepayments. It is anticipated that the interest rate for the loan will be a floating rate equal to the prime rate. Shares purchased by the employee stock ownership plan will be held in a suspense account for allocation among participants as the loan is repaid.
      Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan will be allocated among employee stock ownership plan participants on the basis of their compensation in the year of allocation. Benefits under the plan will become vested in accordance with a graded vesting schedule providing full vesting after the completion of six years of credited service. A participant’s interest in his account under the plan will also fully vest in the event of termination of service due to a participant’s normal retirement, death, or disability. Vested benefits will be payable in the form of common stock and/or cash and benefits are generally distributable upon a participant’s separation from service.
      Wauwatosa Savings’ contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits. In any plan year, Wauwatosa Savings may make additional discretionary contributions (beyond those necessary to satisfy the loan obligation) to the employee stock ownership plan for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual shareholders or which constitute authorized but unissued shares or shares held in treasury by Wauwatosa Holdings. The timing, amount and manner of discretionary contributions will be affected by several factors, including applicable regulatory policies, the requirements of applicable laws and regulations and market conditions. Wauwatosa Savings’ contributions to the employee stock ownership plan are not fixed; therefore, benefits payable under the employee stock ownership plan cannot be estimated. Pursuant to SOP 93-6, we will be required to record compensation expense each year in an amount equal to the fair market value of the shares committed to be released.
      Plan participants will be entitled to direct the plan trustee on how to vote common stock credited to their accounts. The trustee will vote all allocated shares held in the employee stock ownership plan as instructed by the plan participants and unallocated shares and allocated shares for which no instructions are received will be voted in the same ratio on any matter as those shares for which instructions are given, subject to the fiduciary responsibilities of the trustee.
      The employee stock ownership plan must meet certain requirements of the Internal Revenue Code and the Employee Retirement Income Security Act. Wauwatosa Savings intends to request a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the employee stock ownership plan. Wauwatosa Savings expects to receive a favorable determination letter, but cannot guarantee that it will.
      Stock Option Plan. We may implement a stock option plan for directors, officers and employees of Wauwatosa Holdings and Wauwatosa Savings after the offering. We will not implement this plan until at least six months after the offering. Any such plan would need to be approved by the holders of a majority of the outstanding shares of Wauwatosa Holdings other than Lamplighter Financial, MHC. In addition to shares awarded under one or more tax-qualified employee stock benefit plans, we may grant awards under one or more stock benefit plans, including the stock option plan and recognition and retention plan described below, in an aggregate amount up to 14% of the common stock held by persons other than Lamplighter Financial, MHC.
      We expect that the stock option plan would authorize the Compensation Committee, or the full board, to grant options to purchase up to 10% of the total of the shares sold in the offering and those contributed to the charitable foundation, although we may decide to adopt a stock option plan providing for greater or fewer stock option grants, if adopted after one year from the date of completion of the offering. The stock option plan will have a term of 10 years. The Compensation Committee will decide which directors, officers and employees will receive options and the terms of those options. Generally, no stock option will permit its recipient to purchase shares at a price that is less than the fair market value of a share on the date the option is granted, and no option will have a term that is longer than 10 years.
      We expect that the stock option plan will permit the Compensation Committee to grant either incentive stock options that qualify for special federal income tax treatment or non-qualified stock options that do not qualify for special treatment. Incentive stock options may be granted only to employees and will not create federal income tax consequences when they are granted. If they are exercised during employment or within three months after termination of employment, the exercise will not create federal income tax consequences either. When the shares acquired on exercise of an incentive stock option are resold, the seller must pay federal income taxes on the amount by which the sales price exceeds the purchase price. This amount will be taxed at capital gains rates if the sale occurs at least two years after the option was granted and at least one year after the option was exercised. Otherwise, any amount realized from such disposition will be taxable as ordinary income in the year of disposition to the extent the lesser of (a) the fair market value of the shares on the date the incentive stock option was exercised, or (b) the amount realized upon such disposition exceeds the exercise price. Any amount realized in excess of the fair market value on the date of exercise is treated as long-term or short-term capital gain, depending upon the holding period of the shares.
      Non-qualified stock options may be granted to either employees or non-employees such as directors, consultants and other service providers. Incentive stock options that are exercised more than three months after termination of employment are treated as non-qualified stock options. Non-qualified stock options will not create federal income tax consequences when they are granted. When they are exercised, federal income taxes must be paid on the amount by which the fair market value of the shares acquired by exercising the option exceeds the exercise price. When the shares acquired on exercise of a non-qualified stock option are resold, the seller must pay federal income taxes on the amount by which the sales price exceeds the purchase price plus the amount included in ordinary income when the option was exercised. This amount will be taxed at capital gain rates, which will vary depending upon the time that has elapsed since the exercise of the option.
      If we implement a stock option plan before the first anniversary of the offering, our plans will provide that:

•	non-employee directors in the aggregate may not receive more than 30% of the options authorized under the plan;

•	any one non-employee director may not receive more than 5% of the options authorized under the plan;

•	any officer or employee may not receive more than 25% of the options authorized under the plan;

•	the options may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of Wauwatosa Savings or Wauwatosa Holdings.
      Wauwatosa Holdings may obtain the shares needed for this plan by issuing additional shares of common stock, in which case there would be dilution to then-existing shareholders, or through stock repurchases, in which case dilution would not occur.
      Under newly adopted financial reporting rules, companies such as Wauwatosa Holdings are required to expense the fair value of stock options granted to officers, directors and employees, effective for all fiscal years beginning after June 15, 2005. Based upon the new statement, we will have to expense the fair value of stock options which will increase our compensation costs.
      Recognition and Retention Plan. We may implement a Recognition and Retention Plan for the directors, officers and employees of Wauwatosa Savings and Wauwatosa Holdings after the offering. We will not implement this plan until at least six months after the offering. Any such plan would need to be approved by the holders of a majority of the outstanding shares of Wauwatosa Holdings other than Lamplighter Financial, MHC. We may grant awards under the Recognition and Retention Plan in an amount up to 4% of the total of the shares sold in the offering and those contributed to the charitable foundation, other than Lamplighter Financial, MHC. The Recognition and Retention Plan may authorize awards of more than 4% of the total of the shares sold in the offering and those contributed to the charitable foundation, if it is adopted after one year from the date of the completion of the offering.
      The Compensation Committee or the full board will decide which directors, officers and employees will receive restricted stock and the terms of those awards. We may obtain the shares of common stock needed for this plan by issuing additional shares of common stock or through stock repurchases. If we implement a recognition and retention plan before the first anniversary of the offering, our plan will provide that:

•	all non-employee directors in the aggregate may not receive more than 30% of the shares authorized under the plan;

•	no non-employee director may receive more than 5% of the shares authorized under the plan;

•	no officer or employee may receive more than 25% of the shares authorized under the plan;

•	the awards may not vest more rapidly than 20% per year, beginning on the first anniversary of shareholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change of control of Wauwatosa Savings or Wauwatosa Holdings.
      Restricted stock awards under this plan may contain restrictions that require continued employment for a period of time for the award to be vested. Awards are not vested unless the specified employment requirements are satisfied. However, pending vesting, the award recipient may have voting and dividend rights. A recipient generally recognizes no taxable income at the time of an award of restricted stock. However, a recipient may make an election under Section 83(b) of the Code to have the grant taxed as compensation income at the date of receipt, with the result that any future appreciation (or depreciation) in the value of the shares of stock granted may be taxed as capital gain (or loss) upon a subsequent sale of the shares. If the recipient does not make a Section 83(b) election, then the grant will be taxed as compensation income at the full fair market value on the date that the restrictions imposed on the shares expire. Wauwatosa Savings is generally entitled to an income tax deduction for any compensation income taxed to the recipient. We will have to recognize compensation expense for accounting purposes ratably over the vesting period, equal to the fair market value of the shares on the original award date.
      The recognition and retention plan will increase our future compensation costs. We will have to expense the fair value of shares granted under the recognition and retention plan, thereby reducing our earnings.
Limitations on Federal Tax Deductions for Executive Officer Compensation
      As a private entity, Wauwatosa Savings has been subject to federal tax rules which permit it to claim a federal income tax deduction for a reasonable allowance for salaries or other compensation for personal services actually rendered. Following the reorganization, federal tax laws may limit this deduction to $1 million each tax year for each executive officer named in the summary compensation table in Wauwatosa Holdings’ proxy statement for that year. This limit will not apply to non-taxable compensation under various broad-based retirement and fringe benefit plans, to compensation that is “qualified performance-based compensation” under applicable law or to compensation that is paid in satisfaction of commitments that arose before the reorganization. Wauwatosa Savings and Wauwatosa Holdings expect that the Compensation Committee will take this deduction limitation into account with other relevant factors in establishing the compensation levels of their executive officers and in setting the terms of compensation programs. However, there is no assurance that all compensation paid to our executive officers will be deductible for federal income tax purposes. To the extent that compensation paid to any executive officer is not deductible, the net after-tax cost of providing the compensation will be higher and the net after-tax earnings of Wauwatosa Holdings and Wauwatosa Savings will be reduced.
Transactions with Certain Related Persons
      In the ordinary course of business, Wauwatosa Savings makes loans available to its directors, officers and employees. After six months of continuous employment, full-time employees of Wauwatosa Savings are entitled to receive a mortgage loan at a reduced interest rate. See section entitled “BUSINESS OF WAUWATOSA SAVINGS BANK — One- to Four-Family Residential Mortgage Loans” beginning on page      for a description of Wauwatosa Savings’ employee mortgage loan program.
      The chart below lists the named executive officers who participated in the employee mortgage loan program as of March 31, 2005 and the interest rates of the employee mortgage loans and non-employee mortgage loans as of that date:

	Amount of	Employee	Non-Employee
Named Executive Officer	Mortgage Loan	Interest Rate	Interest Rate

Barbara J. Coutley	$263,231	3.08%	6.25%
Richard C. Larson	$338,041	3.08%	5.75%
Kenneth A. Snyder	$300,306	3.08%	5.25%

      At the time of termination of employment with Wauwatosa Savings, the interest rate will be adjusted to the non-employee interest rate as set forth in the mortgage note.
      Management believes that these loans neither involve more than the normal risk of collection nor present other unfavorable features. Federal regulations permit executive officers and directors to participate in loan programs that are available to other employees, as long as the director or executive officer is not given preferential treatment compared to other participating employees. Loans made to directors or executive officers, including any modification of such loans, must be approved by a majority of disinterested members of the Board of Directors. The interest rate on loans to directors and officers is the same as that offered to other employees.
Participation By Management in the Offering
      The following table sets forth information regarding intended common stock purchases by each of the directors and executive officers of Wauwatosa Savings and their associates, and by all directors and executive officers as a group. These purchases of common stock are for investment purposes and not for resale. No individual has entered into a binding agreement to purchase this common stock and, therefore, actual purchases could be more or less than indicated. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. Directors and executive officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any recognition and retention plan awards or stock option grants that may be made no earlier than six months after the completion of the offering. The directors and officers have indicated their intention to purchase in the offering an aggregate of 185,200 shares of common stock, equal to 3.0%, 2.5%, 2.2% and 1.9% of the number of shares of common stock issued to the public and contributed to the charitable foundation, at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range, respectively.

	Aggregate	Number of
Directors	Purchase Price	Shares

Barbara J. Coutley	$90,000	9,000
Thomas E. Dalum	$50,000	5,000
Michael L. Hansen	$500,000	50,000
Patrick S. Lawton	$500,000	50,000
Stephen J. Schmidt	$10,000	1,000
Donald J. Stephens	$500,000	50,000

	Aggregate	Number of
Executive Officers Who Are Not Directors	Purchase Price	Shares

Richard C. Larson	$100,000	10,000
Kenneth A. Snyder	$100,000	10,000
Andrew L. Taylor	$2,000	200
THE REORGANIZATION AND STOCK OFFERING
General
      The Board of Directors of Wauwatosa Savings adopted the Plan of Reorganization and related Stock Issuance Plan as of May 17, 2005, as amended on June 3, 2005, under which: (i) Wauwatosa Holdings and Lamplighter Financial, MHC will be formed and (ii) Wauwatosa Holdings will issue a minority of its capital stock to persons other than Lamplighter Financial, MHC as described immediately below. Upon completion of the reorganization, Wauwatosa Holdings will own 100% of the common stock of Wauwatosa Savings.

Majority share ownership and control of Wauwatosa Holdings will be in Lamplighter Financial, MHC. Wauwatosa Savings, Wauwatosa Holdings and Lamplighter Financial, MHC will all be state-chartered.
The Stock Offering
      Wisconsin law requires that Lamplighter Financial, MHC, our mutual holding company, own a majority of the outstanding shares of common stock of Wauwatosa Holdings. Accordingly, the shares that we are permitted to sell in the stock offering must represent a minority of our outstanding shares of common stock. Based on these restrictions, our Board of Directors has decided to sell 30% of our outstanding shares of common stock in the stock offering. In addition, we intend to contribute shares of common stock, equal to 1.65% of the shares outstanding following the offering, to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, a currently existing charitable foundation to which Wauwatosa Savings has previously made donations of cash. The remaining 68.35% will be held by Lamplighter Financial, MHC.
      Lamplighter Financial, MHC has no plans, understandings or agreements, whether written or oral, to sell or otherwise dispose of its majority ownership interest in the common stock of Wauwatosa Holdings. However, Lamplighter Financial, MHC may convert to stock form in the future by offering its interest in Wauwatosa Holdings for sale to depositors and others in a subscription and community offering. Lamplighter Financial, MHC, however, has no plans to convert to stock form. Completion of the reorganization and the stock offering must be approved by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, and the establishment of Wauwatosa Holdings and Lamplighter Financial, MHC must be approved by the Federal Reserve Board. We have applied for those approvals and expect that they will be obtained in due course.
      The aggregate price of the shares of common stock sold in the offering will be within the offering range. The offering range of between $58.7 million and $79.4 million has been established by the Board of Directors, based upon an independent appraisal of the estimated pro forma market value of the common stock of Wauwatosa Holdings. The appraisal was prepared by RP Financial, LC, a consulting firm experienced in the valuation and appraisal of savings institutions. All shares of common stock to be sold in the offering will be sold at the same price per share. The independent appraisal will be affirmed or, if necessary, updated at the completion of the offering. See “THE REORGANIZATION AND STOCK OFFERING — How We Determined Stock Pricing and the Number of Shares to be Issued” on page      for additional information as to the determination of the estimated pro forma market value of the common stock.
      The following is a summary of the material aspects of the stock offering. Prospective purchasers should also carefully review the terms of the Plan of Reorganization and the Stock Issuance Plan. Copies of the Plan of Reorganization and the Stock Issuance Plan are available from Wauwatosa Savings upon request and are available for inspection at the offices of Wauwatosa Savings. The Plan is also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission. See “WHERE YOU CAN FIND MORE INFORMATION” on page      .
Reasons for the Stock Offering
      The proceeds from the sale of common stock of Wauwatosa Holdings will provide Wauwatosa Savings with additional capital, which will be used to support future growth, internally or through acquisitions. The stock offering will also enable Wauwatosa Holdings and Wauwatosa Savings to increase their capital in response to any future regulatory capital requirements. Although Wauwatosa Savings currently exceeds all regulatory capital requirements, the sale of common stock will assist Wauwatosa Savings with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.
      In addition, since Wauwatosa Savings competes with local and regional banks not only for customers, but also for employees, we believe that the stock offering also will afford us the opportunity to attract and retain management and employees through various stock benefit plans, including incentive stock option plans, restricted stock plans and an employee stock ownership plan.

      After completion of the stock offering, the unissued common and preferred stock authorized by Wauwatosa Holdings’ certificate of incorporation, as well as any treasury shares that may have been repurchased, will permit Wauwatosa Holdings to raise additional equity capital through further sales of securities and may permit Wauwatosa Holdings to issue securities in connection with possible acquisitions, subject to market conditions and any required regulatory approval. Wauwatosa Holdings currently has no plans with respect to additional offerings of securities or acquisitions.
      The stock offering proceeds will provide additional flexibility to grow through acquisitions of other financial institutions or other businesses. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities, Wauwatosa Holdings will be in a position after the stock offering to take advantage of any such favorable opportunities that may arise. See “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING” on page     for a description of our intended use of proceeds.
      After considering the advantages and disadvantages of the stock offering, as well as applicable fiduciary duties, the Board of Directors of Wauwatosa Savings unanimously approved the stock offering as being in the best interests of Wauwatosa Savings, Wauwatosa Savings’ depositors and the communities we serve.
Offering of Common Stock
      Under the Plan of Reorganization and Stock Issuance Plan, up to 7,935,000 shares of Wauwatosa Holdings common stock will be offered for sale, subject to certain restrictions described below, through a subscription and community offering.
      Subscription Offering. The subscription offering will expire at noon, Wisconsin time, on                     , 2005, unless otherwise extended by Wauwatosa Savings with the approval of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. If the offering is not completed by [45 days after offering expiration], 2005, all subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned promptly with interest. In the event of an extension of this type, all subscribers will be notified in writing of the time period within which subscribers must notify Wauwatosa Savings of their intention to maintain, modify or rescind their subscriptions. If the subscriber rescinds or does not respond in any manner to Wauwatosa Savings’ notice, the funds submitted will be refunded to the subscriber with interest at Wauwatosa Savings’ regular savings rate, and/or the subscriber’s withdrawal authorizations will be terminated. In the event that the offering is not completed, all funds submitted and not previously refunded pursuant to the subscription and community offering will be promptly refunded to subscribers with interest at Wauwatosa Savings’ regular savings rate, and all withdrawal authorizations will be terminated.
      Subscription Rights. Under the Stock Issuance Plan, nontransferable subscription rights to purchase the shares of common stock have been issued to persons and entities entitled to purchase the shares of common stock in the subscription offering. The amount of shares of common stock which these parties may purchase will depend on the availability of the common stock for purchase under the categories described in the Stock Issuance Plan. Subscription priorities have been established for the allocation of common stock to the extent that the common stock is available. These priorities are as follows:

Priority 1: Eligible Account Holders. Subject to the maximum purchase limitations, each depositor with $50 or more on deposit at Wauwatosa Savings, as of the close of business on April 30, 2004, will receive nontransferable subscription rights to purchase up to 50,000 shares or $500,000 of common stock.

If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing eligible account holders so as to permit each one, to the extent possible, to purchase a number of shares sufficient to make the person’s total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled; however, no fractional shares shall be issued. If the amount so allocated exceeds the amount subscribed for by any one or more eligible account holders, the excess shall be reallocated, one or more times as necessary, among those eligible account holders whose subscriptions are still not fully satisfied on the same principle until all available shares have been allocated or all subscriptions satisfied.

To ensure proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on April 30, 2004. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of eligible account holders who are also directors or officers of Wauwatosa Savings or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in the twelve months preceding April 30, 2004.

Priority 2: Tax-Qualified Employee Plans. The stock issuance plan provides that tax-qualified employee plans of Lamplighter Financial, MHC, Wauwatosa Holdings, or Wauwatosa Savings, such as the employee stock ownership plan, shall receive nontransferable subscription rights to purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation. The employee stock ownership plan intends to purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation. If the employee stock ownership plan’s subscription is not filled in its entirety, the employee stock ownership plan may purchase shares of common stock in the open market.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by eligible account holders and the tax-qualified employee plans, and subject to the maximum purchase limitations, each depositor with $50 or more on deposit, as of the close of business on [last day of calendar quarter preceding approval of Stock Issuance Plan by FDIC and WDFI], will receive nontransferable subscription rights to purchase up to 50,000 shares or $500,000 of common stock.

If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing supplemental eligible account holders so as to permit each supplemental eligible account holder, to the extent possible, to purchase a number of shares sufficient to make his or her total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to total qualifying deposits of all subscribing supplemental eligible account holders.

To ensure proper allocation of common stock, each supplemental eligible account holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at [SERD]. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, Tax-Qualified Employee Plan and Supplemental Eligible Account Holders, members of Wauwatosa Savings as of the close of business on [Voting Record Date] who are not Eligible Account Holders or Supplemental Eligible Account Holders shall receive, without payment, non-transferable subscription rights to subscribe for up to $500,000 of common stock.

If the exercise of subscription rights in this category results in an oversubscription, shares of common stock will be allocated among subscribing other members on a pro rata basis relative to order site.

Priority 5: Directors, Officers and Employees. To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, Tax-Qualified Employee Plan, Supplemental Eligible Account Holders, and Other Members, employees, officers and directors of Wauwatosa Savings who are not Eligible Account Holders, Supplemental Eligible Account Holders or

Other Members shall receive, without payment, non-transferable subscription rights to subscribe for up to $500,000 of common stock.

In the event that employees, officers and directors subscribe for a number of shares, which, when added to the shares subscribed for by Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members, is in excess of the total shares offered, the subscriptions of such employees, officers and directors will be allocated on a point system basis more fully described in the Stock Issuance Plan.

Wauwatosa Holdings will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for shares of common stock pursuant to the Stock Issuance Plan reside. However, no shares of common stock will be offered or sold under the Stock Issuance Plan to any person who resides in a foreign country or resides in a state of the United States in which a small number of persons otherwise eligible to subscribe for shares under the stock issuance plan reside or as to which Wauwatosa Holdings determines that compliance with the securities laws of the state would be impracticable for reasons of cost or otherwise, including, but not limited to, a requirement that Wauwatosa Holdings or any of its officers, directors or employees register, under the securities laws of the state, as a broker, dealer, salesman or agent. No payments will be made in lieu of the granting of subscription rights to any person.

      Community Offering. Any shares of common stock which remain unsubscribed for in the subscription offering will be offered by Wauwatosa Holdings in a community offering to members of the general public to whom Wauwatosa Holdings delivers a copy of this prospectus and a stock order form, with preference given to natural persons residing in Milwaukee, Waukesha, Ozaukee, Washington, Dodge, Jefferson, Walworth and Racine Counties, Wisconsin, and then to the public at large. Subject to the minimum and maximum purchase limitations, these persons may purchase up to $500,000 of common stock. The community offering, if any, may be undertaken concurrent with, during, or promptly after the subscription offering, and may terminate at any time without notice, but may not terminate later than                     , 2005, unless extended by Wauwatosa Holdings and Wauwatosa Savings. Subject to any required regulatory approvals, Wauwatosa Savings will determine the advisability of a community offering, the commencement and termination dates of any community offering, and the methods of finding potential purchasers in such offering, in its discretion based upon market conditions. The opportunity to subscribe for shares of common stock in the community offering category is subject to the right of Wauwatosa Holdings and Wauwatosa Savings, in their sole discretion, to accept or reject these orders in whole or in part either at the time of receipt of an order or as soon as practicable thereafter.
      Syndicated Community Offering. All shares of common stock not purchased in the subscription and community offerings, if any, may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers to be formed and managed by Keefe, Bruyette & Woods, Inc. Wauwatosa Holdings and Wauwatosa Savings have the right to reject orders in whole or part in their sole discretion in the syndicated community offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, in the event Keefe, Bruyette & Woods, Inc. agrees to participate in a syndicated community offering, it will use its best efforts in the sale of shares of common stock in the syndicated community offering.
      The price at which shares of common stock are sold in the syndicated community offering will be the same price as in the subscription and community offerings. Subject to the overall purchase limitations, no person by himself or herself may subscribe for or purchase more than $500,000 of common stock.
      Keefe, Bruyette & Woods, Inc. may enter into agreements with selected dealers to assist in the sale of the shares of common stock in the syndicated community offering. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares of common stock to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription and community offerings, selected dealers may only solicit indications of interest from their customers to place orders with Wauwatosa Holdings as of a certain order date for the purchase of shares of common stock. When and if Wauwatosa Savings, in consultation with Keefe, Bruyette & Woods, Inc., believes that enough indications of interest and orders have not been received in the subscription and community offerings to consummate the offering, it will instruct Keefe, Bruyette & Woods, Inc. to request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will remit funds to the account established by Wauwatosa Savings for each selected dealer. Each customer’s funds so forwarded to Wauwatosa Savings, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable FDIC regulations. After payment has been received by Wauwatosa Savings from selected dealers, funds will earn interest at Wauwatosa Savings’ regular savings rate until the completion or termination of the offering. Funds will be promptly returned, with interest, in the event the offering is not completed as described above.
      The syndicated community offering will terminate no more than 45 days following the subscription expiration date, unless extended by Wauwatosa Holdings and Wauwatosa Savings with the approval of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation.
      We will not execute orders until at least the minimum number of shares of common stock have been issued. We are not required to give notice of an extension of the offering to [45 days]. If at least 5,865,000 shares have not been issued by [45 days], 2005, and the bank regulators have not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at Wauwatosa Savings’ applicable savings rate for the minimum interest-earning balance, and all deposit account withdrawal authorizations will be cancelled. If an extension beyond [45 days] is granted by the banking authorities, we will notify subscribers of the extension of time and of the rights of subscribers to increase, decrease or rescind their subscriptions for a specified period of time. Extensions may not go beyond May 17, 2007, which is two years after the Board of Directors approved the Plan of Reorganization and Stock Issuance Plan.
      We have the right to reject any order submitted in the offering by a person we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent, the terms and conditions of the Plan of Reorganization and Stock Issuance Plan.
Limitations on Common Stock Purchases
      The Plan of Reorganization and Stock Issuance Plan include the following limitations on the number of shares of common stock that may be purchased during the conversion:

(1) No person may purchase fewer than 25 shares of common stock;

(2) Our employee stock ownership plan may purchase up to 8% of the total of the shares sold in the offering and those contributed to the charitable foundation;

(3) Except for our employee stock ownership plan, no person may subscribe for more than $500,000 of common stock in the offering. In the subscription offering, no persons exercising subscription rights though a single qualifying deposit account held jointly may purchase more than this amount;

(4) Except for the employee stock ownership plan, no person, together with associates or persons acting in concert with such person (please see definitions of “associate” or “acting in concert” below), may purchase more than $500,000 of common stock in all categories of the offering combined. In the subscription offering, no persons exercising subscription rights through qualifying deposits registered to the same address may purchase more than this amount; and

(5) The maximum number of shares of common stock that may be purchased in all categories of the offering by officers and directors of Wauwatosa Holdings and Wauwatosa Savings and their associates, in the aggregate, may not exceed 25% of the total shares sold in the offering.
      Depending upon market or financial conditions, our Board of Directors, with the approval of the bank regulators, may decrease or increase the purchase limitations provided that the overall maximum purchase limitation may not be increased to a percentage that is more than 5% of the common stock offered for sale. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be, and some other large subscribers may be, given the opportunity to increase their subscriptions up to the then applicable limit. The effect of this type of resolicitation will be an increase in the number of shares owned by subscribers who choose to increase their subscriptions.
      The term “associate” of a person means:

(1) any corporation or organization, other than Wauwatosa Holdings, Lamplighter Financial, MHC, Wauwatosa Savings or a majority-owned subsidiary of any of them, of which the person is an officer, partner or 10% shareholder;

(2) any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(3) any relative or spouse of the person, or any relative of the spouse, who either has the same home as the person or who is a director or officer of Wauwatosa Holdings, Lamplighter Financial, MHC, Wauwatosa Savings or any of their subsidiaries.
      The term “acting in concert” means a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise, or the knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether pursuant to an express agreement.
      A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.
      Persons or companies who file jointly a Schedule 13D or Schedule 13G with any regulatory agency will be deemed to be acting in concert.
      Our directors are not treated as associates of each other solely because of their membership on our Board of Directors. We have the right to determine whether prospective purchasers are associates or acting in concert.
Other Restrictions
      Notwithstanding any other provision of the Plan of Reorganization and Stock Issuance Plan, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or stare law or regulation, including state “blue sky” registrations, or would violate regulations or policies of the National Association of Securities Dealers, Inc. (“NASD”), particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished. We will make reasonable efforts to comply with the securities laws of all states in the United States in which depositors entitled to subscribe for shares reside. However, no shares are expected to be offered or sold under the Plan of

Reorganization and Stock Issuance Plan to any person who resides in a foreign country, or in a state of the United States with respect to which:

•	the number of persons otherwise eligible to subscribe for shares under the Stock Issuance Plan who reside in such jurisdiction is small;

•	the granting of subscription rights or the offer or sale of shares of common stock to such persons would require Wauwatosa Holdings, or its officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; or

•	such registration, qualification or filing in our judgment would be impracticable or unduly burdensome for reasons of costs or otherwise.
Where the number of persons eligible to subscribe for shares in one state is small, we will base our decision as to whether or not to offer the common stock in such state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Wauwatosa Holdings, or its officers, directors or employees as brokers, dealers or salesmen.
Certain Restrictions On Purchase Or Transfer Of Our Shares After The Offering
      All shares of the common stock purchased by our directors and officers in the offering will be subject to the restriction that such shares may not be sold or otherwise disposed of for value for a period of one year following the date of purchase, except for any disposition of such shares (i) following the death of the original purchaser or (ii) by reason of an exchange of securities in connection with a merger or acquisition approved by the applicable regulatory authorities. Sales of shares of the common stock by Wauwatosa Holdings’ directors and executive officers will also be subject to certain insider trading and other transfer restrictions under the federal securities laws. See “SUPERVISION AND REGULATION — Federal Securities Laws” on page      .
      Purchases of outstanding shares of common stock of Wauwatosa Holdings by directors, officers, or any person who was an officer or director of Wauwatosa Savings after adoption of the Plan of Reorganization and Stock Issuance Plan, and their associates during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the banking authorities. This restriction does not apply, however, to negotiated transactions involving more than 1% of Wauwatosa Holdings’ outstanding common stock or to the purchase of shares of common stock under the stock option plan.
      Wauwatosa Holdings has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, for the registration of the shares of common stock to be issued in the offering. The registration under the Securities Act of shares of the common stock to be issued in the offering does not cover the resale of the shares of common stock. Shares of common stock purchased by persons who are not affiliates of Wauwatosa Holdings may be resold without registration. Shares purchased by an affiliate of Wauwatosa Holdings will have resale restrictions under Rule 144 of the Securities Act of 1933. If Wauwatosa Holdings meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Wauwatosa Holdings who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Wauwatosa Holdings common stock or the average weekly volume of trading in the shares of common stock during the preceding four calendar weeks. Wauwatosa Holdings affiliates will be informed of their status. Provision may be made in the future by Wauwatosa Holdings to permit affiliates to have their shares of common stock registered for sale under the Securities Act of 1933 under certain circumstances.

      Under guidelines of the NASD, members of the NASD and their associates face certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of the securities.
Federal and Wisconsin Income Tax Consequences
      Consummation of the reorganization is expressly conditional upon the prior receipt by Wauwatosa Savings of either a private letter ruling from the Internal Revenue Service or an opinion of counsel with respect to the federal income tax consequences of the reorganization and either a private letter ruling or an opinion of counsel with respect to the Wisconsin income tax consequences of the reorganization. A private letter ruling will not be requested in connection with the reorganization. Unlike private letter rulings, opinions of counsel are not binding on the Internal Revenue Service or any state tax authority and such authorities may disagree with such opinions.
      We have received opinions from our counsel Quarles & Brady LLP, as to the material federal income tax and Wisconsin income tax consequences of the reorganization and the stock offering. The opinions are based, among other things, on factual representations made by us, on certain assumptions stated in the opinions, and on the Internal Revenue Code of 1986 as amended (“Code”), Treasury regulations now in effect or proposed, current administrative rulings and judicial authority, all of which are subject to change, possibly with retroactive appeal.
      The opinions include the following with respect to federal income tax and Wisconsin income tax matters:

1. The conversion of Wauwatosa Savings from a Wisconsin mutual savings bank (herein referred to as “WSB” in its pre-reorganization form) to a Wisconsin stock savings bank (herein referred to as the “Stock Bank” in its post-reorganization form) (the “Conversion”) will constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Code as well as a reorganization as a mere change in identity, form or place of incorporation within the meaning of Section 368(a)(1)(F) of the Code and WSB (in either its status as WSB or Stock Bank) will not recognize a gain or loss as a result of the Conversion. WSB and Stock Bank will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2. The basis of each asset of WSB received by Stock Bank in the Conversion will be the same as WSB’s basis for such asset immediately prior to the Conversion.

3. The holding period of each asset of WSB received by Stock Bank in the Conversion will include the period during which such asset was held by WSB prior to the Conversion.

4. Under Section 381 of the Code the tax attributes of WSB described in Section 381(c) of the Code will be taken into account by Stock Bank as if there had been no Conversion. The taxable year of WSB will not close on the effective date of the Conversion.

5. WSB’s depositors will recognize no gain or loss in the Conversion upon their constructive receipt of shares of Stock Bank common stock solely in exchange for their membership interests in WSB.

6. Because the status of Lamplighter Financial, MHC as a stock savings bank is transitory, the conversion of Lamplighter Financial, MHC from a stock savings bank to a mutual holding company is disregarded and Lamplighter Financial, MHC is treated as a mutual holding company from the time of its organization as a stock savings bank.

7. No gain or loss will be recognized by the depositors of Stock Bank (formerly depositors of WSB) upon the transfer to Lamplighter Financial, MHC of shares of Stock Bank they constructively receive in the Conversion for membership interests in Lamplighter Financial, MHC.

8. The basis in the membership interests in Lamplighter Financial, MHC received by the depositors will be the same as the basis of the property transferred in exchange therefore.

9. No gain or loss will be recognized by the depositors of WSB upon issuance to them of deposits in Stock Bank in the same amounts and on the same terms and conditions in exchange for their deposit accounts in WSB held immediately prior to the Conversion.

10. The basis of each depositor’s deposit accounts in Stock Bank will equal the basis of such depositor’s deposit accounts in WSB held immediately prior to the Conversion.

11. No gain or loss will be recognized by Lamplighter Financial, MHC upon the receipt of shares of Stock Bank common stock from the depositors of Stock Bank in exchange for membership interests in Lamplighter Financial, MHC.

12. The basis of Lamplighter Financial, MHC in the shares of Stock Bank common stock received from the depositors will be the same as the basis of such property to the depositors immediately prior to the merger.

13. No gain or loss will be recognized by Lamplighter Financial, MHC on the transfer of the shares of Stock Bank common stock to Wauwatosa Holdings in exchange for shares of Wauwatosa Holdings common stock.

14. Wauwatosa Holdings will recognize no gain or loss on its receipt of the shares of Stock Bank common stock from Lamplighter Financial, MHC in exchange for shares of Wauwatosa Holdings common stock.

15. The basis of Wauwatosa Holdings in the shares of Stock Bank common stock will equal the basis of such shares to Lamplighter Financial, MHC immediately before the transfer of such shares by Lamplighter Financial, MHC.

16. The holding period of Wauwatosa Holdings for the shares of Stock Bank common stock received from Lamplighter Financial, MHC will include the period that Lamplighter Financial, MHC is deemed to have held such shares.

17. No gain or loss will be recognized by Wauwatosa Holdings upon the issuance of its shares of common stock for cash pursuant to the Stock Issuance Plan.

18. No gain or loss will be recognized by the purchasers of shares of Wauwatosa Holdings common stock pursuant to the Stock Issuance Plan, upon the transfer of cash to Wauwatosa Holdings in exchange for shares of Wauwatosa Holdings common stock.

19. The basis of the shares of Wauwatosa Holdings common stock to a holder who purchases such shares pursuant to the Stock Issuance Plan will be their cost to such holder.

20. The holding period of shares of Wauwatosa Holdings common stock to a holder who purchased such shares pursuant to the exercise of subscription rights will commence on the date such holder exercised such subscription rights. The holding period of shares of Wauwatosa Holdings common stock to a holder who purchased such shares in the community offering will commence on the date following the date on which such shares are purchased.

21. Depositors of WSB and other persons (other than the tax-qualified employee benefit plans) who receive pursuant to the Stock Issuance Plan non-transferable subscription rights to purchase shares of Wauwatosa Holdings common stock may recognize income, if any, upon the receipt by or distribution to them of such non-transferable subscription rights only to the extent of the fair market value, if any, of the non-transferable subscription rights. Wauwatosa Savings has received a letter from RP Financial LC., which is not part of the opinion, stating its belief that the subscription rights do not have any ascertainable fair market value and that the price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise. This position is based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at the same price as will be paid by members of the general public in any community offering.

If the subscription rights granted to depositors and other persons (other than the tax-qualified employee benefit plans) have an ascertainable fair market value, receipt of these rights could result in taxable income to such depositors and other persons in an amount equal to the ascertainable fair market value, and we could recognize gain on a distribution of such rights. Depositors and other persons who receive subscription rights are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights have an ascertainable fair market value.

22. Subject to the limitations of Section 170(b)(2) of the Code, Wauwatosa Holdings should be entitled to a charitable contribution deduction with respect to the issuance of its shares of common stock to the charitable foundation in an amount equal to the excess of the fair market value of such stock over any amount paid therefor by the charitable foundation.
      The federal income tax opinion and Wisconsin income tax opinion of Quarles & Brady LLP have been filed with the Securities and Exchange Commission as exhibits to the Registration Statement.
Restrictions on Transferability of Subscription Rights
      Subscription rights are nontransferable. Wauwatosa Holdings may reasonably investigate to determine compliance with this restriction. Persons selling or otherwise transferring their rights to subscribe for shares of common stock in the subscription offering or subscribing for shares of common stock on behalf of another person may forfeit those rights. Wauwatosa Savings and Wauwatosa Holdings will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of these rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of the shares of common stock. In addition, joint stock registration will be allowed only if the qualifying account is so registered. Once tendered, subscription orders cannot be revoked without the consent of Wauwatosa Savings and Wauwatosa Holdings.
Plan of Distribution and Marketing Arrangements
      Offering materials for the offering initially have been distributed to certain persons by mail, with additional copies made available through our Stock Information Center and Keefe, Bruyette & Woods, Inc. All prospective purchasers in the subscription and community offering must send payment directly to Wauwatosa Savings, if not authorizing withdrawal from a Wauwatosa Savings Bank deposit account, where such funds will be held in a segregated savings account and not released until the offering is completed or terminated.
      To assist in the marketing of the common stock, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the NASD. Keefe, Bruyette & Woods, Inc. will assist us in the offering as follows: (i) in training and educating our employees regarding the mechanics of the offering; (ii) in conducting informational meetings for employees, customers and the general public; (iii) in coordinating the selling efforts in our local communities; and (iv) in soliciting orders for shares of common stock in the subscription and community offering. For these services, Keefe, Bruyette & Woods, Inc. will receive a management fee of $100,000 and a success fee equal to 1.00% of the dollar amount of shares of common stock sold in the subscription and community offerings. One half of the management fee will be applied to the success fee. No fee will be payable to Keefe, Bruyette & Woods, Inc. with respect to shares purchased by officers, directors, and employees or their immediate families, shares purchased by our tax-qualified and non-qualified employee benefit plans (except IRA’s), and shares issued to the charitable foundation. If there is a syndicated offering, Keefe, Bruyette & Woods, Inc. will receive a fee in an amount competitive with gross underwriting discounts charged at such time for underwritings of comparable amounts of common stock sold at a comparable price per share in a similar market environment. However, the total fees payable to Keefe, Bruyette & Woods, Inc. and other NASD member firms in the syndicated offering shall not exceed 5.5% of the aggregate dollar amount of the common stock sold in the syndicated community offering.

      We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its marketing effort and for attorney’s fees and expenses in an amount not to exceed $85,000. We will indemnify Keefe, Bruyette & Woods, Inc.. against liabilities and expenses (including legal fees) incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering material for the common stock, including liabilities under the Securities Act of 1933.
      Our directors and executive officers may participate in the solicitation of offers to purchase shares of common stock. Other trained employees may participate in the offering in ministerial capacities, providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to executive officers or registered representatives. We will rely on Rule 3a4-1 of the Exchange Act, so as to permit officers, directors, and employees to participate in the sale of shares of common stock. No officer, director or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock. Keefe, Bruyette & Woods, Inc. will solicit orders and conduct sales of the common stock of Wauwatosa Holdings in states in which our directors and executive officers are not permitted to offer and sell our common stock.
How We Determined Stock Pricing and the Number of Shares to be Issued
      The Plan of Reorganization and Stock Issuance Plan and federal regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined on the basis of an independent valuation. We retained RP Financial, LC to make the independent valuation. RP Financial will receive a fee of $100,000 plus expenses, which amount includes a fee for assistance in the preparation of a business plan. We have agreed to indemnify RP Financial and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where RP Financial’s liability results from its negligence or bad faith.
      The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the financial statements. RP Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of Wauwatosa Savings and the economic and demographic conditions in our existing market area;

•	historical, financial and other information relating to Wauwatosa Savings;

•	a comparative evaluation of the operating and financial statistics of Wauwatosa Savings with those of other publicly traded subsidiaries of holding companies;

•	the aggregate size of the offering;

•	the impact of the offering on our shareholders’ equity and earnings potential;

•	the proposed dividend policy of Wauwatosa Holdings;

•	the trading market for securities of comparable institutions and general conditions in the market for such securities; and

•	the issuance of shares to the charitable foundation.
      On the basis of the foregoing, RP Financial advised us that as of May 20, 2005, the estimated pro forma market value of the common stock on a fully converted basis ranged from a minimum of $195.5 million to a maximum of $264.5 million, with a midpoint of $230.0 million (the estimated valuation range). The Board determined to offer the shares of common stock in the offering at the purchase price of $10.00 per share and that 31.65% of the shares issued should be held by persons other than Lamplighter Financial, MHC and 68.35% should be held by Lamplighter Financial, MHC, after giving effect to the issuance of shares to the charitable foundation. Based on the estimated valuation range and the purchase price of $10.00 per share, the number of shares of common stock that Wauwatosa Holdings will issue to our mutual holding company will range from 13,362,425 shares to 18,078,575 shares, with a midpoint of 15,720,500 shares, and the number of shares sold in the offering, not including the shares to be contributed to the charitable foundation, will range from 5,865,000 shares to 7,935,000 shares, with a midpoint of 6,900,000 shares.
      The Board reviewed the independent valuation and, in particular, considered (i) our financial condition and results of operations for the year ended June 30, 2004; (ii) financial comparisons to other financial institutions; and (iii) stock market conditions generally and, in particular, for financial institutions, all of which are set forth in the independent valuation. The Board also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation. The estimated valuation range may be amended with the approval of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, if necessitated by subsequent developments in our financial condition or market conditions generally.
      Following commencement of the subscription offering, the maximum of the estimated valuation range may be increased by up to 15%, to up to $304.2 million and the maximum number of shares that will be outstanding immediately following the offering may be increased up to 15% to 30,417,500 shares. Under such circumstances the number of shares sold in the offering will be increased to 9,125,250 shares and the number of shares held by Lamplighter Financial, MHC will be increased to 20,790,361 shares. The increase in the valuation range may occur to reflect changes in market and financial conditions, demand for the shares, or regulatory considerations, without the resolicitation of subscribers. The minimum of the estimated valuation range and the minimum of the offering range may not be decreased without a resolicitation of subscribers. The purchase price of $10.00 per share will remain fixed. See “THE REORGANIZATION AND STOCK OFFERING — Limitations on Common Stock Purchases” on page      as to the method of distribution and allocation of additional shares of common stock that may be issued in the event of an increase in the offering range to fill unfilled orders in the subscription and community offerings.
      The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. RP Financial did not independently verify the financial statements and other information provided by Wauwatosa Holdings or Wauwatosa Savings, nor did RP Financial value independently the assets or liabilities of Wauwatosa Savings. The independent valuation considers Wauwatosa Holdings as a going concern and should not be considered as an indication of its liquidation value. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing shares in the offering will thereafter be able to sell such shares at prices at or above the purchase price.
      The independent valuation will be updated at the time of the completion of the offering. If the update to the independent valuation at the conclusion of the offering results in an increase in the pro forma market value of the common stock to more than $264.5 million or a decrease in the pro forma market value to less than $195.5 million, then Wauwatosa Holdings, after consulting with the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, may terminate the Stock Issuance Plan and return all funds promptly, with interest on payments made by check, certified or teller’s check, bank draft or money order, extend or hold a new subscription offering, community offering, or both, establish a new offering range, commence a resolicitation of subscribers or take such other actions as may be permitted by the banking authorities in order to complete the offering. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the subscription and community offerings would not exceed [45] days unless further extended by the banking authorities.
      An increase in the independent valuation and the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Wauwatosa Holdings’ pro forma earnings and shareholders’ equity on a per share basis, while increasing pro forma earnings and shareholders’ equity on an aggregate basis. A decrease in the independent valuation and the number of shares of common stock to be issued in the offering would increase both a subscriber’s ownership interest and Wauwatosa Holdings’ pro forma earnings and shareholders’ equity on a per share basis, while decreasing pro forma net income and shareholders’ equity on an aggregate basis. For a presentation of the effects of such changes, see “PRO FORMA DATA” on page      .
      Copies of the appraisal report of RP Financial and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of Wauwatosa Savings and the other locations specified under “WHERE YOU CAN FIND MORE INFORMATION” on page      .
      No sale of shares of common stock may occur unless, prior to such sale, RP Financial confirms to Wauwatosa Holdings, the Wisconsin Department of Financial Institutions, and the Federal Deposit Insurance Corporation that, to the best of its knowledge, nothing of a material nature has occurred that, taking into account all relevant factors, would cause Wauwatosa Holdings to conclude that the independent valuation is incompatible with its estimate of the pro forma market value of the common stock of Wauwatosa Holdings at the conclusion of the offering. Any change that would result in an aggregate purchase price that is below the minimum or above the maximum of the estimated valuation range would be subject to the approval of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. If such confirmation is not received, we may extend the offering, reopen the offering or commence a new offering, establish a new estimated valuation range and commence a resolicitation of all purchasers with the approval of the banking authorities or take such other actions as permitted by the banking authorities in order to complete the offering.
Prospectus Delivery and Procedure for Purchasing Shares
      Prospectus Delivery. To ensure that each purchaser receives a prospectus at least 48 hours prior to the end of the offering, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no prospectus will be mailed later than five days or hand delivered any later than two days prior to the end of the offering. Execution of the order form will confirm receipt or delivery of a prospectus in accordance with Rule 15c2-8. Order forms will be distributed only with a prospectus. Neither we nor Keefe, Bruyette & Woods, Inc. is obligated to deliver a prospectus and an order form by any means other than the U.S. Postal Service.
      Expiration Date. The offering will terminate at noon, Wisconsin time on                     , 2005, unless extended by us for up to 45 days, or, if approved by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation, for an additional period (as so extended, the “expiration date”). We are not required to give purchasers notice of any extension unless the expiration date is later than [45] days, 2005, in which event purchasers will be given the right to increase, decrease, confirm, or rescind their orders.
      Use of Order Forms. In order to purchase shares of common stock, each purchaser must complete an order form except for certain persons purchasing in the syndicated community offering as more fully described below. Any person receiving an order form who desires to purchase shares of common stock may do so by returning by regular mail in the envelope provided or by delivering to the Stock Information Center or any full service office of Wauwatosa Savings, a properly executed and completed order form, together with full payment for the shares of common stock purchased. The order form must be received, not post-marked, by Wauwatosa Savings prior to noon, Wisconsin time on                     , 2005. Each person ordering shares of common stock is required to represent that they are purchasing such shares for their own account. Our interpretation of the terms and conditions of the plan of reorganization and of the acceptability of the order forms will be final. We are not required to accept copies of order forms.
      To ensure that eligible account holders, supplemental eligible account holders and other members are properly identified as to their stock purchase priorities, such parties must list all deposit accounts on the order form giving all names on each deposit account and/or loan and the account and/or loan numbers at the applicable eligibility date. Failure to list all of your account relationships, which will all be reviewed when taking into consideration relevant account relationships in the event of an allocation of stock, could result in a loss of all or part of your share allocation in the event of an oversubscription. Should an oversubscription result in an allocation of shares, the allocation of shares will be completed in accordance with the Plan of Reorganization and Stock Issuance Plan. Our interpretation of the terms and conditions of the Plan of Reorganization and Stock Issuance Plan and of the acceptability of the order form will be final. If a partial payment for your shares is required, we will first take the funds from the cash or check you paid with and secondly from any account you wanted funds withdrawn from.
      Photocopied or telecopied order forms will not be accepted. Orders cannot and will not be accepted without the execution of the certification appearing on the order form. We are not required to notify subscribers of incomplete or improperly executed order forms and we have the right to waive or permit the correction of incomplete or improperly executed order forms as long as it is performed before the expiration of the offering. We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects.
      Payment for Shares. Full payment for all shares will be required to accompany a completed order form for the purchase to be valid. Payment for shares may be made by (i) personal check, bank check or money order, provided that checks will only be accepted subject to collection, or (ii) authorization of withdrawal from a deposit account maintained with Wauwatosa Savings. Third party checks will not be accepted as payment for a subscriber’s order. Payment may not be made by wire transfer of funds. Appropriate means by which such withdrawals may be authorized are provided on the order form.
      Once such a withdrawal amount has been authorized, a hold will be placed on such funds, making them unavailable to the depositor until the offering has been completed or terminated. In the case of payments authorized to be made through withdrawal from deposit accounts, all funds authorized for withdrawal will continue to earn interest at the contract rate until the offering is completed or terminated. If your deposit account has check writing capabilities, please write a check rather than authorizing a withdrawal.
      Interest penalties for early withdrawal applicable to certificate of deposit accounts at Wauwatosa Savings will not apply to withdrawals authorized for the purchase of shares of common stock. However, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit shall be canceled at the time of withdrawal without penalty, and the remaining balance will earn interest at our regular savings rate subsequent to the withdrawal.
      Payments received by Wauwatosa Savings will be placed in a segregated account and will be paid interest at our regular savings rate from the date payment is received until the offering is completed or terminated. Such interest will be paid on all funds held, including funds accepted as payment for shares of common stock, promptly following completion or termination of the offering.
      If the employee stock ownership plan purchases shares of common stock, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment to lend to the employee stock ownership plan the amount of funds necessary to purchase the number of shares ordered.
      Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of common stock in the offering, provided that the IRA accounts are not maintained at Wauwatosa Savings. Persons with IRAs maintained with us must have their accounts transferred to a self-directed IRA account with an unaffiliated trustee in order to purchase shares of common stock in the offering. In addition, the provisions of ERISA and IRS regulations require that executive officers, trustees, and 10% shareholders who use self-directed IRA funds and/or Keogh plan accounts to purchase shares of common stock in the offering, make such purchase for the exclusive benefit of the IRA and/or Keogh plan participant. The transfer of funds to a new trustee takes time, so please make arrangements as soon as possible.
      Once submitted, an order cannot be modified or revoked unless the offering is terminated or extended beyond [45 days], 2005.
      Depending on market conditions, the common stock may be offered for sale to the general public on a best efforts basis in a syndicated community offering by a selling group of broker-dealers to be managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc., in its discretion, will instruct selected broker-dealers as to the number of shares of common stock to be allocated to each selected broker-dealer. Only upon allocation of shares of common stock to selected broker-dealers may they take orders from their customers. Investors who desire to purchase shares of common stock in the syndicated offering directly through a selected broker-dealer, which may include Keefe, Bruyette & Woods, Inc., will be advised that the members of the selling group are required either (a) upon receipt of an executed order form or direction to execute an order form on behalf of an investor, to forward the appropriate purchase price to us for deposit in a segregated account on or before noon, Wisconsin time, of the business day next following such receipt or execution; or (b) upon receipt of confirmation by such member of the selling group of an investor’s interest in purchasing shares of common stock, and following a mailing of an acknowledgment by such member to such investor on the business day next following receipt of confirmation, to debit the account of such investor on the third business day next following receipt of confirmation and to forward the appropriate purchase price to us for deposit in the segregated account on or before noon, Wisconsin time, of the business day next following such debiting. Payment for any shares purchased pursuant to alternative (a) above must be made by check in full payment therefor. Payment for shares of common stock purchased pursuant to alternative (b) above may be made by wire transfer to Wauwatosa Savings.
      Delivery of Stock Certificates. Certificates representing shares of common stock issued in the offering will be mailed to the persons entitled thereto at the registration address noted on the order form, as soon as practicable following consummation of the offering. Any certificates returned as undeliverable will be held by us until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered.
Interpretation, Amendment and Termination
      All interpretations of the Stock Issuance Plan by the Board of Directors of Wauwatosa Holdings will be final, subject to the authority of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Plan of Reorganization and Stock Issuance Plan provide that, if deemed necessary or desirable by the Board of Directors of Wauwatosa Savings, the Stock Issuance Plan may be substantially amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to the solicitation of proxies from members of Wauwatosa Savings to vote on the Plan of Reorganization and at any time thereafter with concurrence of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Plan of Reorganization and Stock Issuance Plan may be terminated by a majority vote of the Board of Directors of Wauwatosa Savings at any time prior to the meeting of the members of Wauwatosa Savings called to vote on the Plan of Reorganization and may be terminated at any time thereafter with the concurrence of the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation.
Stock Information Center
      If you have any questions regarding the offering, please call or visit the Stock Information Center at (                    )                    -                    , 11200 West Plank Court, Wauwatosa, Wisconsin, from 8:00 a.m. to 5:00 p.m., Wisconsin time, Monday through Friday.
WAUKESHA COUNTY COMMUNITY FOUNDATION, INC.
General
      In furtherance of our commitment to our local community, the Plan of Reorganization and the Stock Issuance Plan provide that we will contribute Wauwatosa Holdings common stock to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, Inc., a non-stock, nonprofit Wisconsin corporation, in connection with the offering. By further enhancing our visibility and reputation in our local community, we believe that the contribution to the charitable foundation will enhance the long-term value of Wauwatosa Savings’ community banking franchise. The stock offering presents us with a unique opportunity to provide a substantial and continuing benefit to our community and to receive the associated tax benefits.

Purpose of the Charitable Foundation
      In connection with the closing of the stock offering, Wauwatosa Holdings intends to contribute to the charitable foundation an amount equal to 5.50% of the total of the shares sold in the offering, or 1.65% of shares issued and outstanding following the offering. The purpose of the contribution to the charitable foundation is to enhance the relationship between Wauwatosa Savings and the communities in which we operate and to enable our communities to share in our longer-term growth. The charitable foundation is dedicated to community activities and the promotion of charitable causes, and may be able to support such activities in manners that are not presently available to us. We believe that the contribution to the charitable foundation will enable us to assist the communities within our market area in areas beyond community development and lending, and will enhance our current activities under the Community Reinvestment Act. Wauwatosa Savings received a “satisfactory” rating in its most recent Community Reinvestment Act examinations by the FDIC and the Wisconsin Department of Financial Institutions.
      We further believe that funding the charitable foundation with shares of Wauwatosa Holdings common stock will allow our community to share in the potential growth and success of Wauwatosa Savings long after the stock offering is completed. The charitable foundation will accomplish this goal by providing support for charitable purposes, organizations and activities within the communities in which Wauwatosa Savings operates.
Structure of the Charitable Foundation
      The Waukesha County Community Foundation, Inc. is incorporated under Wisconsin law as a non-stock, nonprofit corporation. Its articles of incorporation provide that it is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The charitable foundation’s articles of incorporation further provide that no part of the net earnings of the charitable foundation will inure to the benefit of, or be distributable to, its directors or officers. The charitable foundation received an advance ruling from the Internal Revenue Service that it was a publicly supported 501(c)(3) organization on November 22, 1999 and received a conforming ruling on May 18, 2004.
      Donald J. Stephens and Thomas E. Dalum, who currently are directors of Wauwatosa Savings and who will be directors of Wauwatosa Savings, Wauwatosa Holdings and Lamplighter Financial, MHC following the reorganization, also serve on the Board of Directors of the charitable foundation.
      The Board of Directors of the charitable foundation is responsible for establishing its grant and donation policies, consistent with the purposes for which it was established. As directors of a nonprofit corporation, directors of the charitable foundation will at all times be bound by their fiduciary duty to advance the charitable foundation’s charitable goals, to protect its assets and to act in a manner consistent with the charitable purposes for which the charitable foundation was established. The directors of the charitable foundation also will be responsible for directing the activities of the charitable foundation, including the management and voting of the shares of common stock of Wauwatosa Holdings held by the charitable foundation. However, all shares of common stock held by the charitable foundation will be voted in the same ratio as all other shares of the common stock on all proposals considered by shareholders of Wauwatosa Holdings.
      Wauwatosa Savings will enter into a fund agreement with the charitable foundation in connection with the reorganization and contribution of Wauwatosa Holdings common stock to the charitable foundation. Pursuant to the fund agreement, among other things,

1. The Wauwatosa Holdings common stock will be held and administered as part of the Wauwatosa Savings Bank Fund, which is a donor-advised fund within the charitable foundation.

2. Distributions from the fund will be determined by the Board of Directors of the charitable foundation in accordance with the charitable foundation’s distribution policy after taking into consideration any written recommendations from Wauwatosa Savings. Wauwatosa Savings will designate one of its officers to act as the representative for communication of Wauwatosa Savings’ distribution advice to the charitable foundation. Distributions from the fund generally will be made in the geographic areas where Wauwatosa Savings maintains operations.

3. For at least five years following contribution of the Wauwatosa Holdings common stock to the charitable foundation, at least one seat on the charitable foundation’s Board of Directors will be reserved for a member of the Board of Directors of Wauwatosa Savings.

4. The banking authorities will be allowed to examine the charitable foundation, at the charitable foundation’s expense, and the charitable foundation will comply with all supervisory directives of the banking authorities.

Tax Considerations
      Our independent tax advisor has not rendered any advice on whether the charitable foundation’s tax exempt status will be affected by the regulatory requirement that all shares of common stock of Wauwatosa Holdings held by the charitable foundation must be voted in the same ratio as all other outstanding shares of common stock of Wauwatosa Holdings on all proposals considered by shareholders of Wauwatosa Holdings.
      Wauwatosa Savings may continue to make charitable contributions to other entities, but we have no current intent to issue additional shares of common stock or make other contributions to the charitable foundation in the future. We believe that the stock offering presents a unique opportunity to fund the charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact to our shareholders of the contribution of shares of common stock to the charitable foundation. We believe that the contribution to the charitable foundation in excess of the 10% annual limitation on charitable deductions described below is justified given Wauwatosa Savings’ capital position and its earnings, the substantial additional capital being raised in the stock offering and the potential benefits of the contribution to the charitable foundation to our community. See “CAPITALIZATION” on page      , “PRO FORMA DATA” on page      , and “COMPARISON OF VALUATION AND PRO FORMA INFORMATION WITH AND WITHOUT THE FOUNDATION” on page      . The amount of the contribution will not adversely affect our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position, and it does not raise safety and soundness concerns.
      We have received an opinion from our independent tax advisor that Wauwatosa Holding’s issuance of shares of Wauwatosa Holdings stock as a contribution to the charitable foundation should give rise to a deduction in the amount of the fair market value of the stock at the time of the contribution. We are permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the year of contribution to the charitable foundation. We estimate that substantially all of the contribution should be deductible over the six-year period. However, we do not have any assurance that, even if the contribution is deductible, we will have sufficient earnings to be able to use the deduction in full. We do not expect to make any further contributions to the charitable foundation within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our shareholders and depositors, and the financial condition and operations of the charitable foundation.
      Although we have received an opinion from our independent tax advisor that we should be entitled to a deduction for the charitable contribution, there can be no assurances that the Internal Revenue Service will permit the deduction. In such event, our contribution to the charitable foundation would be expensed without tax benefit, resulting in a reduction in earnings in the year in which the Internal Revenue Service makes such a determination.
      As a community foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. The charitable foundation will be required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. The charitable foundation will be required to make its annual return available for public inspection. The annual return for a community foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.
RESTRICTIONS ON THE ACQUISITION OF WAUWATOSA HOLDINGS AND
WAUWATOSA SAVINGS BANK
General
      Although the Board of Directors of Wauwatosa Savings is not aware of any effort that might be made to obtain control of Wauwatosa Holdings after the reorganization, the Board believes that it is appropriate to include certain provisions as part of Wauwatosa Holdings’ new articles of incorporation to protect the interests of Wauwatosa Holdings and its shareholders from takeovers which the Board of Directors of Wauwatosa Holdings might conclude are not in the best interests of Wauwatosa Savings, Wauwatosa Holdings or our shareholders.
      The following discussion is a general summary of the material provisions of Wauwatosa Holdings’ articles of incorporation and bylaws, Wauwatosa Savings’ articles of incorporation and bylaws, and certain other regulatory and statutory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in Wauwatosa Holdings’ articles of incorporation and bylaws and Wauwatosa Savings’ articles of incorporation and bylaws, reference should be made in each case to the document in question, each of which is part of Wauwatosa Savings’ application of reorganization to the banking authorities and Wauwatosa Holdings’ registration statement filed with the SEC. See “Where You Can Find Additional Information” on page      for how you may obtain these documents.
Mutual Holding Company Structure
      Pursuant to the Plan of Reorganization and Stock Issuance Plan, Wauwatosa Holdings will own all of the issued and outstanding common stock of Wauwatosa Savings. Following completion of the offering, Lamplighter Financial, MHC will own a majority of the issued and outstanding common stock of Wauwatosa Holdings. As a result, management of Lamplighter Financial, MHC is able to exert voting control over Wauwatosa Holdings and Wauwatosa Savings and will restrict the ability of minority shareholders of Wauwatosa Holdings to effect a change of control of management. Lamplighter Financial, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Wauwatosa Holdings.
Provisions In Wauwatosa Holdings Articles Of Incorporation And Bylaws
      Wauwatosa Holdings’ articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Wauwatosa Holdings more difficult. The following description is a summary of the provisions of the articles of incorporation and bylaws. See “Where You Can Find Additional Information” on page      as to how to review a copy of these documents.
      Classified Board of Directors and Related Provisions. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it generally would take at least two annual elections to replace a majority of Wauwatosa Holdings’ board. Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

      Restrictions on Call of Special Meetings. The bylaws provide that special meetings of shareholders can be called only by the board of directors; however, to the extent required by law, shareholders holding an aggregate of 10% or more of the outstanding shares of common stock of Wauwatosa Holdings may call a meeting. Wisconsin law currently requires that such shareholders be allowed to call a special meeting.
      No Cumulative Voting. The articles of incorporation do not provide for cumulative voting for the election of directors.
      Limitation of Voting Rights. The articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person (other than any tax qualified employee stock benefit plan established by us) who beneficially owns more than 10% of the then outstanding shares of common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. This limitation will expire on                     , 2010.
      Restrictions on Removing Directors from Office. The bylaws provide that directors may be removed either (i) for cause on majority vote or (ii) without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then-outstanding stock entitled to vote, after giving effect to any limitation on voting rights.
      Authorized but Unissued Shares. After the reorganization, Wauwatosa Holdings will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Wauwatosa Holdings, Inc.” on page      . Wauwatosa Holdings is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). Under most circumstances, further shareholder approval will not be required for the issuance of additional shares of stock; however, the listing requirements of The Nasdaq Stock Market require that certain significant share issuances receive prior shareholder approval.
      In the event of a proposed merger, tender offer or other attempt to gain control of Wauwatosa Holdings that the board of directors does not approve, it might be possible for the board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future attempt to gain control of Wauwatosa Holdings. The board of directors has no present plan or understanding to issue any preferred stock.
      Our articles authorize the issuance of 200 million shares of common stock and 20 million shares of preferred stock. The board of directors may authorize the issuance of additional shares from time to time, for consideration determined by the board. However, at all times, Lamplighter Financial, MHC must own at least a majority of Wauwatosa Holdings common stock.
      Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation generally must be approved by Wauwatosa Holdings’ board of directors and also by a majority of the outstanding shares of Wauwatosa Holdings’ voting stock. The bylaws may generally be amended by the board or by approval of the holders of a majority of outstanding shares. However, approval by at least 66 2/3% of the outstanding voting stock is generally required to amend the following provisions of the articles and/or bylaws:

•	The limitation on voting rights, prior to , 2010, of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

•	The inability of shareholders to act by written consent with less than unanimous consent;

•	The inability of shareholders to call special meetings of shareholders to the extent not required by law;

•	Required prior notice of shareholders’ nominations of board candidates or proposals for consideration at a shareholders’ meeting;

•	The division of the board of directors into three staggered classes;

•	The inability to deviate from the manner prescribed in the bylaws by which shareholders nominate directors and bring other business before meetings of shareholders;

•	The requirement that at least 66 2/3% of shareholders must vote to remove directors other than for cause; and

•	The ability of the Board of Directors or shareholders to amend and repeal the bylaws on these topics.
Further, bylaws adopted by the shareholders which indicate that they may only be amended with shareholder approval may not be amended by the board.
Wisconsin Statutory Provisions
      As part of the reorganization, Wauwatosa Holdings will be organized as a Wisconsin corporation, subject to the provisions of the Wisconsin Business Corporation Law. The following summarizes certain provisions of Wisconsin law which may affect potential offers to acquire Wauwatosa Holdings.
      Business Combination Statute. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a “resident domestic corporation” and an “interested shareholder.” A business combination is defined to include any of the following transactions:

•	a merger or share exchange;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or consolidated assets of the resident domestic corporation or 10% of its consolidated earning power or income;

•	the issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock of the resident domestic corporation;

•	the adoption of a plan of liquidation or dissolution; or

•	certain other transactions involving an interested shareholder.
      A “resident domestic corporation” is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

•	its principal offices are located in Wisconsin;

•	it has significant business operations located in Wisconsin;

•	more than 10% of the holders of record of its shares are residents of Wisconsin; or

•	more than 10% of its shares are held of record by residents of Wisconsin.
Wauwatosa Holdings is likely to be considered a resident domestic corporation for purposes of these statutory provisions.
      An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned 10% or more of the voting power of its then outstanding voting stock within the last three years.
      Under this law, a resident domestic corporation cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. A resident domestic corporation may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

•	the board of directors approved the acquisition of the stock prior to such shareholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or

•	the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.
      Fair Price Statute. The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation, or is an affiliate of the resident domestic corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the resident domestic corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the resident domestic corporation’s stock and at least two-thirds of the voting power of its stock not beneficially owned by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

•	the aggregate value of the per share consideration is equal to the highest of:

•	the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination;

•	the market value of the corporation’s shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.
      Control Share Voting Restrictions. Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation’s shareholders have approved restoration of the full voting power of the otherwise restricted shares.
      Defensive Action Restrictions. Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

•	acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares; or

•	sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.
      Wauwatosa Holdings expects to have more than three independent directors. The foregoing restrictions may have the effect of deterring a shareholder from acquiring shares with the goal of seeking to have Wauwatosa Holdings repurchase those shares at a premium over market price.
Regulatory Restrictions
      Federal Change in Bank Control Act. Federal law provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice. For this purpose, the term “control” means the acquisition of the ownership, control or holding of the power to vote 25% or more of any class of a bank holding company’s voting stock, and the term “person” includes an individual, corporation, partnership, and various other entities. In addition, an acquiring person is presumed to acquire control if the person acquires the ownership, control or holding of the power to vote 10% or more of any class of the holding company’s voting stock if (a) the bank holding company’s shares are registered pursuant to Section 12 of the Exchange Act, or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of the common stock of Wauwatosa Holdings.
      The Federal Reserve Board may prohibit an acquisition of control if:

•	It would result in a monopoly or substantially lessen competition;

•	The financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	The competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.
      Federal Bank Holding Company Act. Federal law provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.
      An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHCA is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the BHCA would be required (a) before any bank holding company could acquire 5% or more of the common stock of Wauwatosa Holdings and (b) before any other company could acquire 25% or more of the common stock of Wauwatosa Holdings.

DESCRIPTION OF CAPITAL STOCK OF
WAUWATOSA HOLDINGS, INC.
General
      Wauwatosa Holdings is authorized to issue 200,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. Each share of Wauwatosa Holdings’ common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Presented below is a description of Wauwatosa Holdings’ capital stock which is deemed material to an investment decision with respect to the offering. The common stock of Wauwatosa Holdings will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation.
      Wauwatosa Holdings currently expects that it will have a maximum of up to 26,450,000 shares of common stock outstanding after the stock offering, of which 8,371,425 shares will be held by persons other than Lamplighter Financial, MHC, including 436,425 shares issued to the charitable foundation. The Board of Directors can, generally without shareholder approval, issue additional shares of common stock, although Lamplighter Financial, MHC, so long as it is in existence, must own a majority of Wauwatosa Holdings’ outstanding shares of common stock. Wauwatosa Holdings’ issuance of additional shares of common stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Wauwatosa Holdings has no present plans to issue additional shares of common stock other than pursuant to the stock benefit plans previously discussed.
Common Stock
      Upon payment of the purchase price, shares of common stock issued in the offering will be fully paid and non-assessable. Under the Wisconsin Business Corporation Law, however, shareholders of a Wisconsin corporation, such as Wauwatosa Holdings, are personally liable for claims of employees for services, not to exceed six months services in any one case.
      No Preemptive Rights. The holders of Wauwatosa Holdings common stock will not have any preemptive rights with respect to any shares issued by the company.
      Liquidation Rights; Redemption. In the event of any liquidation, dissolution or winding up of Wauwatosa Holdings, the holders of its common stock generally would be entitled to receive, after payment of all liabilities and any preferred stock preferences, all assets of Wauwatosa Holdings available for distribution. Common stock is not subject to any redemption provisions.
      Voting Rights. Holders of Wauwatosa Holdings common stock will have one vote for each share held by them on all matters which are presented to a shareholders’ vote. There is an exception to this rule during the first five years following the reorganization for persons or entities (other than employee plans) which come to acquire more than 10% of Wauwatosa Holdings’ common stock. In that case, shares in excess of 10% of Wauwatosa Holdings’ outstanding common stock will not have any voting rights. See “RESTRICTIONS ON THE ACQUISITION OF WAUWATOSA HOLDINGS AND WAUWATOSA SAVINGS BANK-Provisions In Wauwatosa Holdings Articles Of Incorporation And Bylaws” on page      .
      In addition, the Wisconsin Business Corporation Law in some cases limits the voting rights of certain shares. See “RESTRICTIONS ON THE ACQUISITION OF WAUWATOSA HOLDINGS AND WAUWATOSA SAVINGS BANK-Wisconsin Statutory Provisions” on page      .
      Board of Directors. The Wauwatosa Holdings articles and bylaws provide that its board of directors shall consist of between five and ten directors. The directors are classified into three classes, which are to be as nearly equal in size as possible. Each class is elected for a three-year term, and one of the classes of the board of directors is subject to election at each annual meeting of shareholders. Wauwatosa Holdings’ shareholders do not have cumulative rights in the election of directors.

      Wauwatosa Holdings’ bylaws also provide that a director may be removed only for cause by majority shareholder vote or without cause by a vote of the holders of 66 2/3% of shares entitled to vote.
      Vacancies on the Wauwatosa Holdings board of directors, whether by resignation of a director or by the establishment of an increase in the number of directors, may be filled by action of the remaining directors of Wauwatosa Holdings. Persons filling the vacancies may serve until the end of the term of the class to which the director was elected.
      Directors of Wauwatosa Holdings must own not less than 100 shares of its common stock.
      Special Meetings of Shareholders. Special meetings of shareholders of Wauwatosa Holdings may be called upon the direction of the chief executive officer or the board of directors. To the extent required by Wisconsin law, special meetings also may be called upon the written request of holders of not less than 10% of all the outstanding shares of capital stock.
      Other than nominations or proposals adopted or recommended by the board, any shareholder wishing to nominate a person for election as a director and/or make a proposal to be considered for vote at any annual meeting of shareholders must deliver notice at least 80 but not more than 110 days before the scheduled date of the meeting. The bylaws of Wauwatosa Holdings provide information which must accompany the written notice.
      Approval of Fundamental Transactions. Corporate combination transactions such as mergers, sales of substantially all assets, or dissolution of the corporation, would require the approval of the holders of a majority of the outstanding shares of Wauwatosa Holdings common stock. Similarly, the approval of the majority of outstanding shares is required for an amendment to the Wauwatosa Holdings articles of incorporation. In the event Wauwatosa Holdings had issued shares of preferred stock, preferred shareholders may have rights to vote as a class on certain types of amendments. See also “RESTRICTIONS ON THE ACQUISITION OF WAUWATOSA HOLDINGS AND WAUWATOSA SAVINGS BANK — Wisconsin Statutory Provisions” on page      for a description of statutes that might affect approval of certain transactions.
      Dissenters’ Rights. So long as Wauwatosa Holdings has a class of securities traded on The NASDAQ Stock Market or an exchange, its shareholders will not have dissenters’ rights in most corporate transactions.
Preferred Stock
      None of the shares of Wauwatosa Holdings’ authorized preferred stock will be issued in the stock issuance. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Wauwatosa Holdings has no present plans to issue preferred stock.
TRANSFER AGENT AND REGISTRAR
      Registrar and Transfer Company will act as the transfer agent and registrar for the common stock.
LEGAL AND TAX MATTERS
      The legality of the common stock and the federal and state income tax consequences of the offering have been passed upon for Wauwatosa Savings and Wauwatosa Holdings by the firm of Quarles & Brady LLP, Milwaukee, Wisconsin. Quarles & Brady LLP has consented to the references in this prospectus to its opinion. Certain legal matters regarding the offering will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

CHANGES IN WAUWATOSA SAVINGS’ CERTIFYING ACCOUNTANT
      Ernst & Young LLP was previously the principal accountant for Wauwatosa Savings. On March 12, 2004, that firm was terminated and KPMG LLP was engaged as principal accountant for Wauwatosa Savings. The decision to change accountants was approved by the audit committee of the Board of Directors of Wauwatosa Savings Bank.
      In connection with the audits of the two fiscal years ended June 30, 2003 and through March 12, 2004, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused that firm to make reference to the subject matter of the disagreement in connection with its opinion.
      The audit reports of Ernst & Young LLP on the consolidated financial statements of Wauwatosa Savings and its subsidiaries as of and for the years ended June 30, 2003 and 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
      Wauwatosa Savings has provided Ernst & Young LLP with a copy of the disclosures contained herein and has requested that Ernst & Young LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by Wauwatosa Savings herein and, if not, stating the respects in which it does not agree. A copy of Ernst & Young LLP’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.
EXPERTS
      The consolidated financial statements of Wauwatosa Savings and its subsidiaries as of June 30, 2004 and for the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of Wauwatosa Savings and its subsidiaries as of June 30, 2003 and for each of the years in the two-year period ended June 30, 2003, have been included herein and in the registration statement, in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement with the SEC under the Securities Act of 1933 with respect to the common stock offered through this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. You may examine this information without charge at the public reference facilities of the SEC located at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain copies of the material from the SEC at prescribed rates. The registration statement also is available through the SEC’s web site on the internet at http://www.sec.gov.
      This document contains a description of the material features of certain contracts and other documents filed as exhibits to the registration statement. The statements as to the contents of such exhibits are of necessity brief descriptions, are not necessarily complete, and should be read in conjunction with such contract or document.
      Wauwatosa Savings has filed an application for approval of its reorganization and minority stock issuance with the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation. The application may be inspected at the offices of the Wisconsin Department of Financial Institutions at 345 West Washington Avenue, Madison, Wisconsin 53703, or at the offices of the Federal Deposit Insurance Corporation at 500 West Monroe Street, Suite 3300, Chicago, Illinois 60661-3697. We have also filed an application with the Federal Reserve Bank of Chicago to become a bank holding company. The bank holding company application may be inspected, without charge, at the offices of the Federal Reserve Bank of Chicago at 230 South LaSalle Street, Chicago, Illinois 60604. This prospectus omits some information contained in those applications.
      In connection with the offering, we will register the common stock with the Securities and Exchange Commission under Section 12(g) of the Exchange Act. Upon this registration, Wauwatosa Holdings will become subject to the Securities and Exchange Commission’s proxy solicitation rules and periodic reporting requirements.
      You may inspect copies of RP Financial’s appraisal and any amendments to it at the executive offices of Wauwatosa Savings. The appraisal report is also an exhibit to the registration statement, but was not filed electronically in full, and is therefore not fully available on the EDGAR system.
      A copy of the Plan of Reorganization and Stock Issuance Plan, including Wauwatosa Holdings’ articles of incorporation and bylaws, and the articles and bylaws of Wauwatosa Savings, are available without charge from Wauwatosa Savings by requesting those materials, in writing, addressed to Wauwatosa Savings Bank, Attn: Corporate Secretary, 11200 West Plank Court, Wauwatosa, Wisconsin 53226. Requests must be received by                     , 2005. Copies of the Plan of Reorganization and Stock Issuance Plan are also available for review at Wauwatosa Savings’ branches.
REGISTRATION REQUIREMENTS
      In connection with the reorganization and offering, Wauwatosa Holdings will register the common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934; and, upon this registration, Wauwatosa Holdings and the holders of its shares of common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the Plan of Reorganization and Stock Issuance Plan, Wauwatosa Holdings has undertaken that it will not terminate this registration for a period of at least three years following the offering. You should rely only on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Wauwatosa Savings or Wauwatosa Holdings may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Consolidated Financial Statements
Nine Months Ended March 31, 2005 and 2004 (Unaudited)
and Years Ended June 30, 2004, 2003, and 2002
(With Independent Registered Public Accounting Firm’s Report Thereon)

Page

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at March 31, 2005 (Unaudited) and June 30, 2004 and 2003	F-4
Consolidated Statements of Income for the Nine Months Ended March 31, 2005 and 2004 (Unaudited) and for the Years Ended June 30, 2004, 2003 and 2002	F-5
Consolidated Statements of Equity for the Nine Months Ended March 31, 2005 (Unaudited) and for the Years Ended June 30, 2004, 2003 and 2002	F-6
Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2005 and 2004 (Unaudited) and for the Years Ended June 30, 2004, 2003 and 2002	F-7
Notes to Consolidated Financial Statements (March Information Unaudited)	F-8

Report of Independent Registered Public Accounting Firm
Board of Directors
Wauwatosa Savings Bank:
      We have audited the accompanying consolidated statements of financial condition of Wauwatosa Savings Bank and subsidiaries (the Bank) as of June 30, 2004, and the related consolidated statements of income, equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Milwaukee, Wisconsin
August 20, 2004

Report of Independent Registered Public Accounting Firm
Board of Directors
Wauwatosa Savings Bank:
      We have audited the accompanying consolidated statement of financial condition of Wauwatosa Savings Bank and subsidiaries (the Bank) as of June 30, 2003, and the related consolidated statements of income, equity, and cash flows for each of the two years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of June 30, 2003, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
August 8, 2003

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Financial Condition
March 31, 2005 and June 30, 2004 and 2003
(Information with respect to March 31, 2005 is unaudited)

		June 30,
	March 31,
	2005	2004	2003

ASSETS
Cash	$10,745,752	11,116,357	7,485,247
Federal funds sold	6,093,437	7,974,914	3,337,537
Short-term investments	777,901	300,398	17,944,470

Cash and cash equivalents	17,617,090	19,391,669	28,767,254

Securities available for sale (at fair value):
Mortgage-related securities	55,749,303	77,818,962	75,756,724
Debt securities	31,530,807	21,729,911	14,695,709
Loans receivable	1,177,017,433	1,066,972,029	943,023,489
Less allowance for loan losses	(4,482,984)	(3,378,037)	(2,970,336)

Loans receivable, net	1,172,534,449	1,063,593,992	940,053,153

Office properties and equipment, net	23,178,341	15,894,428	12,161,006
Federal Home Loan Bank stock	13,909,500	13,321,500	8,657,800
Foreclosed properties	1,449,283	770,309	—
Accrued interest receivable	1,137,857	915,984	1,003,135
Cash surrender value of life insurance	21,701,138	20,980,507	19,609,773
Prepaid expenses and other assets	5,905,069	5,667,170	4,188,598

Total assets	$1,344,712,837	1,240,084,432	1,104,893,152

LIABILITIES AND EQUITY
Liabilities:
Demand deposits	$12,790,357	15,923,188	9,857,273
Interest-bearing demand deposits	71,285,939	83,258,898	30,053,124
Money market and savings deposits	28,374,257	28,474,441	61,878,112
Time deposits	973,812,100	907,931,420	807,702,429

Total deposits	1,086,262,653	1,035,587,947	909,490,938
Federal Home Loan Bank advances short-term	48,000,000	25,000,000	10,000,000
Federal Home Loan Bank advances long-term	58,162,292	35,000,000	50,000,000
Advance payments by borrowers for taxes	7,667,491	14,445,984	13,649,304
Accrued interest on deposits	2,324,261	1,704,718	1,372,219
Obligations under capital lease	3,422,886	—	—
Other liabilities	8,801,321	5,547,212	5,785,126

Total liabilities	1,214,640,904	1,117,285,861	990,297,587

Equity:
Net unrealized gain (loss) on securities available for sale, net of taxes	(1,231,183)	(2,128,668)	252,647
Retained earnings, substantially restricted	131,303,116	124,927,239	114,342,918

Total equity	130,071,933	122,798,571	114,595,565

Total liabilities and equity	$1,344,712,837	1,240,084,432	1,104,893,152

See accompanying notes to consolidated financial statements.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Income
Nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002
(Information with respect to the nine month periods ended March 31, 2005 and 2004 is unaudited)

	Nine Months Ended
	March 31,		Years Ended June 30,

	2005	2004	2004	2003	2002

Interest income:
Loans	$51,584,851	45,685,296	61,530,554	63,815,443	66,982,033
Mortgage-related securities	1,757,341	2,465,553	3,264,199	1,142,936	1,782,920
Debt securities, federal funds sold and short-term investments	1,593,539	935,955	1,293,603	1,493,440	1,359,771

Total interest income	54,935,731	49,086,804	66,088,356	66,451,819	70,124,724

Interest expense:
Deposits	24,304,243	22,708,480	30,323,780	32,659,271	40,530,976
Borrowings	1,984,479	1,585,829	2,108,762	1,799,954	881,344

Total interest expense	26,288,722	24,294,309	32,432,542	34,459,225	41,412,320

Net interest income	28,647,009	24,792,495	33,655,814	31,992,594	28,712,404
Provision for loan losses	1,113,822	523,671	860,157	520,352	1,335,557

Net interest income after provision for loan losses	27,533,187	24,268,824	32,795,657	31,472,242	27,376,847

Noninterest income:
Service charges on loans and deposits	948,669	857,069	1,143,910	1,507,121	1,267,847
Rental income	144,397	120,688	164,380	136,666	—
Increase in cash surrender value of life insurance	491,377	777,916	1,007,261	620,482	467,148
Gain on sale of securities	412	46,947	46,947	30,147	—
Gain on sale of office properties and equipment	488,246	200	200	36	203
Other	540,844	538,209	672,548	698,401	405,894

Total noninterest income	2,613,945	2,341,029	3,035,246	2,992,853	2,141,092

Noninterest expenses:
Compensation, payroll taxes, and other employee benefits	8,541,252	8,050,840	10,762,800	8,730,143	7,721,747
Federal deposit insurance premiums	113,318	106,333	142,898	143,681	155,664
Occupancy, office furniture, and equipment	2,624,018	2,567,498	3,470,392	2,534,742	1,783,247
Advertising	690,525	719,046	1,024,534	862,011	498,538
Data processing	856,616	832,043	1,047,614	1,175,088	1,064,981
Foreclosed properties, net	319,559	44,506	58,120	237,335	98,021
Stationery and supplies	200,370	283,785	377,154	565,077	420,438
Charitable contributions	1,900,000	843,750	987,500	1,000,004	377,581
Communication expense	399,346	386,989	524,690	527,915	339,970
Professional fees	441,049	287,862	386,328	385,920	194,131
Write-off of investment in low-income housing	305,025	—	—	—	—
Other	1,454,177	1,246,897	1,601,552	1,455,980	1,208,384

Total noninterest expenses	17,845,255	15,369,549	20,383,582	17,617,896	13,862,702

Income before income taxes	12,301,877	11,240,304	15,447,321	16,847,199	15,655,237
Income taxes	5,926,000	3,482,000	4,863,000	5,742,000	4,816,000

Net income	$6,375,877	7,758,304	10,584,321	11,105,199	10,839,237

See accompanying notes to consolidated financial statements.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Equity
Nine months ended March 31, 2005 and years ended June 30, 2004, 2003 and 2002
(Information with respect to the nine-month period ended March 31, 2005 is unaudited)

		Net Unrealized
		Gain (Loss) on
	Retained	Securities
	Earnings	Available for Sale	Total Equity

Balances at June 30, 2001	$92,398,482	304,553	92,703,035
Comprehensive income:
Net income	10,839,237	—	10,839,237
Other comprehensive income:
Net unrealized holding losses on available for sale securities, net of deferred income tax benefits of $17,981	—	(34,909)	(34,909)

Total comprehensive income			10,804,328

Balances at June 30, 2002	103,237,719	269,644	103,507,363
Comprehensive income:
Net income	11,105,199	—	11,105,199
Other comprehensive income:
Net unrealized holding gains on available for sale securities arising during the year, net of income taxes of $1,493	—	2,900	2,900
Less reclassification adjustment for net gains on available for sale securities realized in net income, net of income taxes of $10,250	—	(19,897)	(19,897)

Total comprehensive income			11,088,202

Balances at June 30, 2003	114,342,918	252,647	114,595,565
Comprehensive income:
Net income	10,584,321	—	10,584,321
Other comprehensive income:
Net unrealized holding losses on available for sale securities arising during the year, net of income tax benefits of $1,210,776	—	(2,350,330)	(2,350,330)
Less reclassification adjustment for net gains on available for sale securities realized in net income, net of income taxes of $15,962	—	(30,985)	(30,985)

Total comprehensive income			8,203,006

Balances at June 30, 2004	124,927,239	(2,128,668)	122,798,571
Comprehensive income:
Net income	6,375,877	—	6,375,877
Other comprehensive income:
Net unrealized holding gains on available for sale securities arising during the period, net of income taxes of $462,484	—	897,757	897,757
Less reclassification adjustment for net gains on available for sale securities realized in net income, net of income taxes of $140	—	(272)	(272)

Total comprehensive income			7,273,362

Balances at March 31, 2005	$131,303,116	(1,231,183)	130,071,933

See accompanying notes to consolidated financial statements.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002
(Information with respect to the nine-month periods ended March 31, 2005 and 2004 is unaudited)

	Nine Months Ended March 31,		Years Ended June 30,

	2005	2004	2004	2003	2002

Cash flows from operating activities:
Net income	$6,375,877	7,758,304	10,584,321	11,105,199	10,839,237
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,113,822	523,671	860,157	520,352	1,335,557
Provision for depreciation	1,192,355	1,024,520	1,353,438	1,241,791	1,083,505
Deferred income taxes	(1,285,000)	15,000	(133,000)	287,000	(1,007,000)
Net amortization of premium on debt and mortgage-related securities	383,939	225,309	190,145	210,457	1,343
Decrease (increase) in accrued interest receivable	(221,873)	249,744	87,151	(254,704)	(146,592)
Increase in cash surrender value of life insurance	(720,631)	(1,068,254)	(1,370,734)	(720,682)	(753,643)
Increase (decrease) in accrued interest on deposits	619,543	278,831	332,499	(781,998)	(1,031,243)
Increase (decrease) in other liabilities	3,254,109	(609,210)	(237,914)	25,553	292,950
FHLB stock dividends	(588,000)	(469,200)	(663,700)	(240,200)	—
Gain on sale of securities	(412)	(46,947)	(46,947)	(30,147)	—
Gain on sale of office properties and equipment	(488,246)	(200)	(200)	(36)	(203)
Other	802,526	466,743	(94,504)	(677,255)	68,355

Net cash provided by operating activities	10,438,009	8,348,311	10,860,712	10,685,330	10,682,266

Cash flows from investing activities:
Proceeds from maturities of debt securities	22,000,000	11,000,000	19,300,000	52,360,000	17,898,594
Proceeds from sales of debt securities	—	5,040,140	5,040,140	—	—
Purchases of debt securities	(31,903,402)	(11,965,069)	(31,884,910)	(51,577,697)	(30,206,923)
Principal repayments on mortgage-related securities	18,461,998	20,109,970	31,992,902	18,764,147	27,200,290
Proceeds from sales of mortgage-related securities	4,745,232	2,056,112	2,056,112	9,827,296	—
Purchase of mortgage-related securities	—	(39,387,338)	(39,400,613)	(78,299,498)	(16,918,240)
Purchase of FHLB stock	—	(4,000,000)	(4,000,000)	(329,400)	(7,870,400)
Net increase in loans receivable	(111,467,742)	(82,354,726)	(127,550,030)	(48,395,799)	(15,140,148)
Purchase of bank owned life insurance	—	—	—	(13,174,574)	—
Net purchases of office properties and equipment	(4,565,136)	(3,934,494)	(5,086,659)	(6,768,266)	(1,130,193)
Proceeds from sales of foreclosed properties	457,957	—	2,403,072	4,299,208	4,828,839

Net cash used by investing activities	(102,271,093)	(103,435,405)	(147,129,986)	(113,294,583)	(21,338,181)

Cash flows from financing activities:
Net increase (decrease) in deposits	50,674,706	103,757,713	126,097,009	67,619,925	(21,335,542)
Net change in short-term FHLB advances	(12,000,000)	(10,000,000)	(10,000,000)	—	—
Proceeds from long-term FHLB advances	58,162,292	10,000,000	10,000,000	25,000,000	35,000,000
Increase (decrease) in advance payments by borrowers for taxes	(6,778,493)	(6,558,257)	796,680	(188,106)	(128,476)

Net cash provided by financing activities	90,058,505	97,199,456	126,893,689	92,431,819	13,535,982

Increase (decrease) in cash and cash equivalents	(1,774,579)	2,112,362	(9,375,585)	(10,177,434)	2,880,067
Cash and cash equivalents at beginning of year	19,391,669	28,767,254	28,767,254	38,944,688	36,064,621

Cash and cash equivalents at end of year	$17,617,090	30,879,616	19,391,669	28,767,254	38,944,688

Supplemental cash flow information:
Cash paid or credited during the year for:
Income tax payments	$4,475,000	3,765,000	5,115,000	5,115,000	5,598,025
Interest payments	22,259,743	21,271,040	32,100,043	35,241,223	42,443,563
Noncash investing activities:
Loans receivable transferred to foreclosed properties	1,570,903	101,320	1,057,498	2,303,708	4,675,781
Capital leases originated	3,422,886	—	—	—	—
Noncash financing activities:
Long-term FHLB advances reclassified to short-term	35,000,000	25,000,000	25,000,000	10,000,000	—
See accompanying notes to consolidated financial statements.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002
(Information with respect to the nine-month periods ended March 31, 2005 and 2004 is unaudited)

(1)	Summary of Accounting Policies

(a)	Principles of Consolidation
      The consolidated financial statements include the accounts and operations of Wauwatosa Savings Bank (the Bank) and its wholly owned subsidiaries, Wauwatosa Investments, Inc. and Main Street Real Estate Holdings, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.
      The Bank provides a broad range of financial services to customers through branch locations in Wauwatosa, Oak Creek, Waukesha, Oconomowoc and Pewaukee, Wisconsin. The Bank is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

(b)	Use of Estimates
      The preparation of the consolidated financial statements requires management of the Bank to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include allowance for loan losses and deferred income tax assets. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents
      The Bank considers its federal funds sold and highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

(d)	Securities
      Management has designated all securities as available-for-sale. As such, they are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of equity.
      The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-related securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses and impairment in value judged to be other than temporary are included in gain or loss on the sale of investments and mortgage-related securities. The cost of securities sold is based on the specific identification method.

(e)	Interest on Loans
      Interest on loans is recorded as income as it is earned. Allowances are established by way of a charge to interest income for uncollected interest on mortgage loans on which any payments are 90 days or more past due and are determined to be uncollectible. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

(f)	Allowance for Loan Losses
      The Bank establishes valuation allowances on multifamily and commercial real estate loans considered impaired. A loan is considered impaired when, based on current information and events, it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. A valuation allowance is established for an amount equal to the impairment when the carrying amount of the

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
loan exceeds the present value of the expected future cash flows, discounted at the loan’s original effective interest rate or the fair value, less costs to sell, of the underlying collateral.
      The Bank also establishes valuation allowances based on an evaluation of the various risk components that are inherent in the credit portfolio. The risk components that are evaluated include past loan loss experience; the level of nonperforming and classified assets; current economic conditions; volume, growth, and composition of the loan portfolio; adverse situations that may affect the borrower’s ability to repay; the estimated value of any underlying collateral; peer group comparisons; regulatory guidance; and other relevant factors. The allowance is increased by provisions charged to earnings and recoveries of previously charged-off loans and reduced by charge-offs. The adequacy of the allowance for loan losses is reviewed and approved quarterly by the Bank’s board of directors. The allowance reflects management’s best estimate of the amount needed to provide for the probable loss on impaired loans and other inherent losses in the loan portfolio and is based on a risk model developed and implemented by management and approved by the Bank’s board of directors.
      Actual results could differ from this estimate, and future additions to the allowance may be necessary based on unforeseen changes in loan quality and economic conditions. In addition, federal regulators periodically review the Bank’s allowance for loan losses. Such regulators have the authority to require the Bank to recognize additions to the allowance at the time of their examination.

(g)	Foreclosed Properties
      Foreclosed properties acquired through, or in lieu of, loan foreclosure are recorded at the lower of cost or fair value, minus estimated costs to sell at the date of foreclosure. Impairments of foreclosed properties after acquisition are charged to expense at the time of impairment.

(h)	Loan Fees
      Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount is amortized as an adjustment of the related loans’ yield. Amortization is based on a level-yield method over the contractual life of the related loans or until the loan is paid in full.

(i)	Office Properties and Equipment
      Office properties and equipment, including leasehold improvements and software, are stated at cost, net of depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lease term, if shorter than the estimated useful life. Maintenance and repairs are charged to expense as incurred, while additions or major improvements are capitalized and depreciated over their estimated useful lives. Estimated useful lives of the assets are 10 to 30 years for office properties, 3 to 10 years for equipment, and 3 years for software. Rent expense related to long-term operating leases is recorded on the accrual basis.

(j)	Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and, if necessary, tax planning strategies in making this assessment.

(k)	Reclassifications
      Certain 2004, 2003 and 2002 accounts have been reclassified to conform to the 2005 presentation.

(l)	Recent Accounting Pronouncements
      In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105, Application of Accounting Principles Loan Commitments. SAB No. 105 provides guidance regarding loan commitments accounted for as derivative instruments. Specially, SAB No. 105 requires servicing assets to be recognized only once the servicing asset has been contractually separated from the underlying loan by sale or securitization of the loan with servicing retained. As such, consideration for the expected future cash flows related to the associated servicing of the loan may not be recognized in valuing the loan commitment. This will result in a lower fair value mark of loan commitments and recognition of the value of the servicing asset later upon sale or securitization of the underlying loan. The provisions of SAB No. 105 were effective for loan commitments accounted for as derivatives entered into after March 31, 2004. The adoption of SAB No. 105 did not have a material impact on the Bank’s results of operations, financial position, or liquidity.
      In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) in Issue 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF Issue 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized through earnings equal to the difference between the investment’s cost and its fair value. In September 2004, the FASB delayed the accounting requirements of EITF Issue 03-1 until additional implementation guidance is issued and goes into effect.
      In December 2003, the AICPA’s Accounting Standards Executive Committee issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The provisions of this SOP are effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of SOP 03-3 is not expected to have a material impact on the Bank’s results of operations, financial position, or liquidity.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(2)	Securities Available for Sale
      The amortized cost and fair values of the Bank’s investment in securities follow:

	March 31, 2005

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Mortgage-backed securities	$6,150,944	5,172	(189,340)	5,966,776
Collateralized mortgage obligations	51,340,976	1,889	(1,560,338)	49,782,527

Mortgage-related securities	57,491,920	7,061	(1,749,678)	55,749,303

Government agency bonds	27,479,453	275,238	(599,325)	27,155,366
Municipals	4,174,162	205,083	(3,804)	4,375,441

Debt securities	31,653,615	480,321	(603,129)	31,530,807

	$89,145,535	487,382	(2,352,807)	87,280,110

	June 30, 2004

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Mortgage-backed securities	$12,473,361	5,820	(267,277)	12,211,904
Collateralized mortgage obligations	68,444,712	1,274	(2,838,928)	65,607,058

Mortgage-related securities	80,918,073	7,094	(3,106,205)	77,818,962

Government agency bonds	17,683,502	2,580	(223,752)	17,462,330
Municipals	4,172,552	100,016	(4,987)	4,267,581

Debt securities	21,856,054	102,596	(228,739)	21,729,911

	$102,774,127	109,690	(3,334,944)	99,548,873

	June 30, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Mortgage-backed securities	$13,881,821	177,125	—	14,058,946
Collateralized mortgage obligations	61,877,460	46,624	(226,306)	61,697,778

Mortgage-related securities	75,759,281	223,749	(226,306)	75,756,724

Government agency bonds	5,007,323	77,177	—	5,084,500
Municipals	4,272,151	243,058	—	4,515,209
Commercial paper	5,030,879	65,121	—	5,096,000

Debt securities	14,310,353	385,356	—	14,695,709

	$90,069,634	609,105	(226,306)	90,452,433

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The amortized cost and fair value of securities at March 31, 2005 and June 30, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers or borrowers may have the right to prepay obligations with or without prepayment penalties.

	March 31, 2005		June 30, 2004

	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value

Debt securities:
Due within one year	$1,900,074	1,896,270	1,000,000	995,013
Due after one year through five years	26,580,562	26,256,475	17,683,502	17,462,330
Due after ten years	3,172,979	3,378,062	3,172,552	3,272,568
Mortgage-related securities	57,491,920	55,749,303	80,918,073	77,818,962

	$89,145,535	87,280,110	102,774,127	99,548,873

      Total proceeds and gross realized gains and losses from sale of securities available for sale for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002 were:

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

Proceeds	$4,745,232	7,096,252	7,096,252	9,827,296	—
Gross gains	4,284	48,677	48,677	32,018	—
Gross losses	3,872	1,730	1,730	1,871	—
      Gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	March 31, 2005

	Less Than 12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Government agency bonds	$21,639,768	(599,325)	—	—	21,639,768	(599,325)
Municipals	997,379	(3,804)	—	—	997,379	(3,804)
Mortgage-related securities	18,145,429	(449,225)	34,250,189	(1,300,453)	52,395,618	(1,749,678)

	$40,782,576	(1,052,354)	34,250,189	(1,300,453)	75,032,765	(2,352,807)

	June 30, 2004

	Less Than 12 Months		12 Months or Longer		Total

		Unrealized		Unrealized		Unrealized
	Fair Value	Loss	Fair Value	Loss	Fair Value	Loss

Government agency bonds	$14,970,100	(223,752)	—	—	14,970,100	(223,752)
Municipals	995,013	(4,987)	—	—	995,013	(4,987)
Mortgage-related securities	56,686,922	(1,960,208)	20,526,100	(1,145,997)	77,213,022	(3,106,205)

	$72,652,035	(2,188,947)	20,526,100	(1,145,997)	93,178,135	(3,334,944)

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The unrealized losses reported for mortgage-related securities relate exclusively to debt securities issued by government agencies such as the Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC). Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold these debt securities until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(3)	Loans Receivable
      Loans receivable at March 31, 2005 and June 30, 2004 and 2003 are summarized as follows:

		June 30,
	March 31,
	2005	2004	2003

Mortgage loans:
Residential real estate:
Single family	$416,671,026	391,864,009	357,212,432
Two-to-four-family	251,506,863	224,765,133	203,655,448
Over four-family	388,147,014	340,753,004	287,588,841
Construction	121,095,100	110,495,105	75,534,533
Commercial real estate	43,066,527	46,138,012	43,895,305
Land	25,085,760	18,306,537	7,195,037
Credit cards	145,360	154,341	177,979
Other	26,084	31,296	36,412

	1,245,743,734	1,132,507,437	975,295,987
Less:
Undisbursed loan proceeds	64,305,577	61,904,486	29,173,415
Unearned loan fees, net	4,420,724	3,630,922	3,099,083

	$1,177,017,433	1,066,972,029	943,023,489

      Real estate collateralizing the Bank’s first mortgage loans is located in the Bank’s general lending area of metropolitan Milwaukee.
      The unpaid principal balance of loans serviced for others was $6,924,893, $12,232,683 and $14,703,500 at March 31, 2005 and June 30, 2004 and 2003, respectively. These loans are not reflected in the consolidated financial statements.
      A summary of the activity for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002 in the allowance for loan losses follows:

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

Balance at beginning of period	$3,378,037	2,970,336	2,970,336	2,478,924	1,972,745
Provision for loan losses	1,113,822	523,671	860,157	520,352	1,335,557
Charge-offs	(9,801)	(122,503)	(453,129)	(28,940)	(880,134)
Recoveries	926	2,108	673	—	50,756

Balance at end of period	$4,482,984	3,373,612	3,378,037	2,970,336	2,478,924

Percent of allowance to gross loans	0.38%	0.32%	0.32%	0.32%	0.28%

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The following table presents nonperforming loans at March 31, 2005 and June 30, 2004 and 2003:

		June 30,
	March 31,
	2005	2004	2003

Nonaccrual loans	$12,549,000	12,015,000	15,588,000

Total nonperforming loans	$12,549,000	12,015,000	15,588,000

      Commercial real estate loans that have nonaccrual status or have had their terms restructured are considered to be impaired loans. The following table presents data on impaired loans at March 31, 2005 and June 30, 2004 and 2003:

		June 30,
	March 31,
	2005	2004	2003

Impaired loans for which an allowance has been provided	$1,159,822	100,000	—
Impaired loans for which no allowance has been provided	5,132,952	5,914,969	7,796,026

Total loans determined to be impaired	$6,292,774	6,014,969	7,796,026

Allowance for loans losses related to impaired loans	$196,450	100,000	—

	Nine Months Ended
	March 31,		Years Ended June 30,

	2005	2004	2004	2003	2002

Average recorded investment in impaired loans	$6,728,371	5,595,361	5,700,263	6,328,581	5,399,184
Cash-basis interest income recognized from impaired loans	234,329	309,168	421,314	461,261	405,483
      The Bank has granted loans to their directors, executive officers, or their related interests. These loans were made on substantially the same terms and collateral as those prevailing at the time for comparable transactions with other unrelated customers, except that loans to executive officers (as with all employees of the Bank) were made at interest rates approximating the Bank’s cost of funds, which is a lower rate than similar loans to unrelated parties. These loans are performing according to contractual terms and do not represent more than normal risk of collection. The loans to related parties are summarized as follows:

	Nine Months Ended	Year Ended
	March 31, 2005	June 30, 2004

Balance at beginning of period	$747,462	775,975
New loans	574,266	19,655
Repayments	(420,150)	(48,168)

Balance at end of period	$901,578	747,462

Average interest rate at end of period	3.08%	3.17%

      The Bank serves the credit needs of its customers by offering a wide variety of loan programs to customers, primarily in southeastern Wisconsin. The loan portfolio is widely diversified by types of borrowers, industry groups, and market areas. Significant loan concentrations are considered to exist for a financial institution when there are amounts loaned to one borrower or to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or industry conditions. At March 31, 2005 and June 30, 2004, no loans to one borrower or industry concentrations existed in the Bank’s loan portfolio in excess of 10% of total loans.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
(4)     Office Properties and Equipment
      Office properties and equipment at March 31, 2005 and June 30, 2004 and 2003 are summarized as follows:

		June 30,
	March 31,
	2005	2004	2003

Land	$5,030,883	4,455,455	3,131,347
Office buildings and improvements	19,477,690	12,068,291	9,200,115
Furniture and equipment	8,655,405	8,163,964	7,269,389

	33,163,978	24,687,710	19,600,851
Less accumulated depreciation	(9,985,637)	(8,793,282)	(7,439,845)

	$23,178,341	15,894,428	12,161,006

      In March 2005, the Bank and certain subsidiaries are obligated under a capital lease related to facilities and equipment at one of the Bank’s branch locations. The four-year lease provides the Bank an option to either renew the lease for an additional 26 years or to purchase the building for $3,300,000 at maturity. At March 31, 2005, the gross amount of buildings and improvements and accumulated amortization recorded under the capital lease are as follows:

March 31,
2005

Office buildings and improvements	$3,422,886
Less accumulated depreciation	—

$3,422,886

      Amortization of assets held under the capital lease is included in depreciation expense.
      The Bank and certain subsidiaries are obligated under noncancelable operating leases for other facilities and equipment, certain of which provide for increased rentals based upon increases in cost-of-living adjustments and other operating costs. The Bank is also obligated under a lease entered into in November 2004 accounted for as a capital lease. That lease has a purchase option at the end of the fourth year, the initial term, at $3.3 million. The approximate minimum annual rentals and commitments under these noncancelable lease agreements for leases with remaining terms in excess of one year and future minimum capital lease payments are as follows:

	March 31, 2005		June 30, 2004

	Capital	Operating	Operating
	Lease	Leases	Leases

Within one year	$300,000	54,075	212,613
One to two years	300,000	55,200	54,300
Two to three years	300,000	36,375	55,500
Three to four years	$3,600,000	13,750	30,000
Four to five years	—	—	6,250

Total minimum lease payments	4,500,000	$159,400	358,663

Less estimated executory costs	—

Net minimum lease payments	4,500,000
Less amounts representing interest	(1,077,114)

Present value of net minimum capital lease payments	$3,422,886

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(5)	Deposits
      At March 31, 2005 and June 30, 2004 and 2003, certificate accounts with balances greater than $100,000 amounted to $269,607,606, $234,963,977 and $136,440,117, respectively.
      Interest expense on deposits for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002 consists of the following:

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

Interest-bearing demand deposit	$573,050	542,478	741,315	213,191	224,698
Money market and savings deposits	153,665	278,926	326,147	750,687	937,516
Time deposits	23,577,528	21,887,076	29,256,318	31,695,393	39,368,762

	$24,304,243	22,708,480	30,323,780	32,659,271	40,530,976

      A summary of the contractual maturities of certificate accounts at March 31, 2005 and June 30, 2004 is as follows:

	March 31,	June 30,
	2005	2004

Within one year	$574,308,197	457,572,961
One to two years	205,299,117	229,611,410
Two to three years	117,024,447	112,037,570
Three to four years	44,167,866	76,380,016
Four through five years	33,012,473	32,206,765
After five years	—	122,698

	$973,812,100	907,931,420

(6)	FHLB Advances
      FHLB advances at March 31, 2005 and June 30, 2004 and 2003 consist of the following:

		June 30,
	March 31,
	2005	2004	2003

Federal Home Loan Bank (FHLB) advances:
Short-term FHLB advances:
FHLB advance, 2.36%, due April 2005	$13,000,000	—	—
FHLB advance, 2.62%, due January 2006	25,000,000	—	—
FHLB advance, 2.21%, due January 2006	10,000,000	—	—
FHLB advance, 4.47%, due December 2004	—	25,000,000	—
FHLB advance, 3.47%, due December 2003	—	—	10,000,000

Total short-term FHLB advances	48,000,000	25,000,000	10,000,000

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

		June 30,
	March 31,
	2005	2004	2003

Long-term FHLB advances:
FHLB advance, 3.26%, due July 2006	11,777,463	—	—
FHLB advance, 2.83%, due September 2006	2,431,817	—	—
FHLB advance, 3.56%, due February 2007	7,000,000	—	—
FHLB advance, 3.17%, due August 2007	5,407,750	—	—
FHLB advance, 3.19%, due September 2007	4,123,288	—	—
FHLB advance, 3.09%, due October 2007	4,692,931	—	—
FHLB advance, 3.67%, due January 2008	6,818,766	—	—
FHLB advance, 3.63%, due January 2008	3,074,277	—	—
FHLB advance, 3.8%, due February 2008	7,836,000	—	—
FHLB advance, 3.58%, due August 2008	5,000,000	—	—
FHLB advance, 2.21%, due January 2006	—	10,000,000	—
FHLB advance, 2.62%, due January 2006	—	25,000,000	25,000,000
FHLB advance, 4.47%, due December 2004	—	—	25,000,000

Total long-term FHLB advances	58,162,292	35,000,000	50,000,000

Total FHLB advances	$106,162,292	60,000,000	60,000,000

      The Bank selects loans that meet underwriting criteria established by the Federal Home Loan Bank (FHLB) as collateral for outstanding advances. The Bank’s borrowings at the FHLB are limited to 60% of the carrying value of unencumbered one-to-four-family mortgage loans. In addition, these advances are collateralized by FHLB stock of $13,909,500, $13,321,500 and $8,657,800 at March 31, 2005 and June 30, 2004 and 2003, respectively. In the event of prepayment, the Bank is obligated to pay all remaining contractual interest on the advance.

(7)	Regulatory Capital
      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of March 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.
      As of March 31, 2005 and June 30, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized,” the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      As a state-chartered savings bank, the Bank is required to meet minimum capital levels established by the state of Wisconsin in addition to federal requirements. For the state of Wisconsin, regulatory capital consists of retained income, plus allowances for losses.
      The Bank’s actual capital amounts (in thousands) and ratios as of March 31, 2005 and June 30, 2004 and 2003 are presented in the table below:

	March 31, 2005

					To be
					Well-Capitalized
			For Capital		Under Prompt
			Adequacy		Corrective Action
	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk-weighted assets)	$135,775	14.34%	$75,725	8.00%	$94,656	10.00%
Tier I capital (to risk-weighted assets)	131,292	13.87	37,862	4.00	56,793	6.00
Tier I capital (to average assets)	131,292	9.91	52,978	4.00	66,222	5.00
State of Wisconsin (to total assets)	130,072	9.82	79,468	6.00	N/A	N/A

	June 30, 2004

					To be
					Well-Capitalized
			For Capital		Under Prompt
			Adequacy		Corrective Action
	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk-weighted assets)	$128,293	15.02%	$68,348	8.00%	$85,435	10.00%
Tier I capital (to risk-weighted assets)	124,915	14.62	34,174	4.00	51,261	6.00
Tier I capital (to average assets)	124,915	10.18	49,062	4.00	63,328	5.00
State of Wisconsin (to total assets)	122,798	10.01	74,479	6.00	N/A	N/A

	June 30, 2003

					To be
					Well-Capitalized
			For Capital		Under Prompt
			Adequacy		Corrective Action
	Actual		Purposes		Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk-weighted assets)	$117,302	15.61%	$60,103	8.00%	$75,129	10.00%
Tier I capital (to risk-weighted assets)	114,331	15.22	30,051	4.00	45,077	6.00
Tier I capital (to average assets)	114,331	10.50	43,566	4.00	54,458	5.00
State of Wisconsin (to total assets)	114,596	10.35	66,429	6.00	N/A	N/A

(8)	Employee Benefit Plans
      The Bank participates in an industry group-sponsored multi-employer defined-benefit retirement plan, which covers substantially all employees with one year or more of service. Pension plan expense was approximately $361,340, $293,194, $407,132, $321,593 and $272,167 for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002, respectively. The Bank’s policy is to fund pension costs accrued.
      The Bank has a 401(k) profit sharing plan and trust, which covers substantially all employees with at least one year of service who have attained age 18. Participating employees may annually contribute up to 15%

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
of their pretax compensation. The Bank made no contributions to the plan during the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002.
      The Bank has nonqualified salary continuation agreements for one current and two former key employees. These agreements provide for payments of specific amounts over 10-year periods subsequent to each key employee’s retirement. The deferred compensation liability is being accrued ratably to the respective normal retirement date for the current employee. Payments made to the retired employees reduce the liability. As of March 31, 2005 and June 30, 2004 and 2003, approximately $3,004,349, $3,279,000 and $3,614,000 are accrued related to these plans, respectively. These agreements are intended to be funded by life insurance policies owned by the Bank on these employees that have a face amount of $12,082,734 and cash surrender value of $7,724,460, $7,332,824 and $6,435,199 at March 31, 2005 and June 30, 2004 and 2003, respectively. The expense for compensation under these agreements was approximately $54,403, $51,660, $69,000, $64,000 and $507,000 for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002, respectively.
      Bank-owned life insurance has a face amount of $308,481,000 and cash surrender value of $13,976,678, $13,647,683 and $13,174,574 at March 31, 2005 and June 30, 2004 and 2003, respectively.

(9)	Income Taxes
      Under the Internal Revenue Code and Wisconsin statutes, the Bank is permitted to deduct, for tax years beginning before 1998, an annual addition to a reserve for bad debts. This amount differs from the provision for loan losses recorded for financial accounting purposes. Under prior law, bad debt deductions for income tax purposes were included in taxable income of later years only if the bad debt reserves were used for purposes other than to absorb bad debt losses. Because the Bank did not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes were provided. Retained earnings at March 31, 2005 and June 30, 2004 includes approximately $16,654,000, for which no deferred Federal or state income taxes were provided. Under SFAS No. 109, deferred income taxes have been provided on certain additions to the tax reserve for bad debts.
      The provision for income taxes (benefits) for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002 consists of the following:

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

Current:
Federal	$4,135,000	3,362,000	4,811,000	5,274,000	5,673,000
State	3,076,000	105,000	185,000	181,000	150,000

	7,211,000	3,467,000	4,996,000	5,455,000	5,823,000
Deferred:
Federal	(1,210,000)	57,000	(86,000)	280,000	(400,000)
State	(75,000)	(42,000)	(47,000)	7,000	(607,000)

	(1,285,000)	15,000	(133,000)	287,000	(1,007,000)

	$5,926,000	3,482,000	4,863,000	5,742,000	4,816,000

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The income tax provisions differ from that computed at the Federal statutory corporate tax rate for the nine months ended March 31, 2005 and 2004 and years ended June 30, 2004, 2003 and 2002 as follows:

	Nine Months Ended
	March 31,		Year Ended June 30,

	2005	2004	2004	2003	2002

Income before income taxes	$12,301,877	11,240,304	15,447,321	16,847,199	15,655,237

Tax at Federal statutory rate (35%)	$4,305,657	3,934,106	5,406,562	5,896,520	5,479,333
Add (deduct) effect of:
State income taxes, net of Federal income tax benefit	1,951,000	41,000	90,000	122,000	(297,000)
Cash surrender value of life insurance	(172,000)	(272,000)	(353,000)	(217,000)	(164,000)
Tax-exempt interest income	(48,000)	(43,000)	(58,000)	(66,000)	(59,000)
Other	(110,657)	(178,106)	(222,562)	6,480	(143,333)

Income tax provision	$5,926,000	3,482,000	4,863,000	5,742,000	4,816,000

Effective tax rate	48.2%	31.0%	31.5%	34.1%	30.8%

      The significant components of the Bank’s net deferred tax assets (liabilities) are as follows at March 31, 2005 and June 30, 2004 and 2003:

		June 30,
	March 31,
	2005	2004	2003

Gross deferred tax assets:
Office properties and equipment	$389,000	380,000	149,000
Deferred compensation	1,178,000	1,286,000	1,417,000
Allowance for loan losses	1,911,000	1,316,000	1,120,000
Unrealized loss on securities available for sale	634,000	1,100,000	—
Cost to facilitate the sale of real estate owned	888,000	744,000	508,000
Other	996,000	—	68,000

Total gross deferred assets	5,996,000	4,826,000	3,262,000

Gross deferred tax liabilities:
FHLB stock dividends	(753,000)	(569,000)	(257,000)
Deferred loan fees	(470,000)	(268,000)	(284,000)
Unrealized gain on securities available for sale	—	—	(130,000)
Other	—	(35,000)	—

Total gross deferred liabilities	(1,223,000)	(872,000)	(671,000)

Net deferred tax assets	$4,773,000	3,954,000	2,591,000

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The change in net deferred tax assets from June 30, 2004 to March 31, 2005 and from June 30, 2003 to June 30, 2004 includes tax expense (benefits) in other comprehensive income of $463,000 and $(1,211,000), respectively.
      Based upon the level of historical taxable income and expected future taxable income over the periods in which the net deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the benefits of these deductible differences.
      Like many financial institutions located in Wisconsin, the Bank transferred investment securities and loans to an out-of-state subsidiary. The Bank’s Nevada subsidiary now holds and manages those assets. Because the subsidiary is located in the state of Nevada, income from its operations has not been subject to Wisconsin state taxation. The investment subsidiary has not filed returns with, or paid income or franchise taxes to, the state of Wisconsin. The Wisconsin Department of Revenue (the Department) recently implemented a program to audit Wisconsin financial institutions that have formed and contributed assets to subsidiaries located outside of Wisconsin, and the Department has generally indicated that it intends to assess income or franchise taxes on some or all of the income of the out-of-state investment subsidiaries of Wisconsin financial institutions. The Department has not issued an assessment to the Bank, but the Department has stated that it intends to do so if the matter is not settled.
      Prior to the formation of the investment subsidiary, the Bank sought and obtained a private letter ruling from the Department regarding the non-taxability of the investment subsidiary in the state of Wisconsin. The Bank believes that it complied with Wisconsin law and the private ruling received from the Department. Should assessment be forthcoming, the Bank intends to defend its position through the available administrative appeals process in place at the Department and through other judicial remedies should they become necessary. Although the Bank will vigorously oppose any such assessment, there can be no assurance that the Department will not be successful in whole or in part in its efforts to tax the income of the Bank’s Nevada investment subsidiary. The Bank has accrued during the nine months ended March 31, 2005 an estimated state tax liability of $2.8 million, including interest for the probable settlement amount on the basis of facts currently known. A deferred Federal tax benefit of $1.0 million was also established as a result of this accrual. The Bank does not expect the resolution of this matter to have a material adverse affect on its consolidated results of operations and financial position beyond the amounts accrued. However, the Bank intends to accrue state income taxes on future income of the Nevada subsidiary in line with the previously discussed accrual until such time as the dispute is resolved.

(10)	Financial Instruments with Off-Balance-Sheet Risk
      The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of balance financial instruments.
      The Bank’s potential exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
commitments and conditional obligations as it does for other financial instruments reflected in the consolidated financial statements.

		June 30,
	March 31,
	2005	2004	2003

Financial instruments whose contract amounts represent potential credit risk:
Real estate loan commitments	$70,667,000	69,324,400	41,592,520
Standby letters of credit	1,404,374	2,252,370	1,028,308
      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements of the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral obtained generally consists of mortgages on the underlying real estate.
      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds mortgages on the underlying real estate as collateral supporting those commitments for which collateral is deemed necessary.
      The Bank has determined that there are no probable losses related to the commitments to extend credit or the standby letters of credit as of March 31, 2005 or June 30, 2004 and 2003.

(11)	Fair Values of Financial Instruments
      Fair value information about financial instruments follows, whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.
      The following methods and assumptions were used by the Bank in determining its fair value disclosures for financial instruments.

(a)	Cash and Cash Equivalents and Accrued Interest Receivable
      The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents and accrued interest receivable approximate those assets’ fair values.

(b)	Mortgage-Related and Debt Securities
      Fair values for mortgage-related and debt securities are based on quoted market prices of these or comparable instruments.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)

(c)	Loans Receivable
      Fair values for loans receivable are estimated using a discounted cash flow calculation that applies current interest rates to estimated future cash flows of the loans receivable.

(d)	FHLB Stock
      For FHLB stock, the carrying amount is a reasonable estimate of fair value.

(e)	Cash Surrender Value of Life Insurance
      The carrying amounts reported in the consolidated statements of financial condition for the cash surrender value of life insurance approximate those assets’ fair values.

(f)	Deposits and Advance Payments by Borrowers for Taxes
      The fair values for interest-bearing and noninterest-bearing negotiable order of withdrawal accounts, savings accounts, and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit. The advance payments by borrowers for taxes are equal to their carrying amounts at the reporting date.

(g)	FHLB Advances
      Fair values for FHLB advances are estimated using a discounted cash flow calculation that applies current interest rates to estimated future cash flows of the advances.

(h)	Accrued Interest Payable
      For accrued interest payable, the carrying amount is a reasonable estimate of fair value.

(i)	Commitments to Extend Credit and Standby Letters of Credit
      Commitments to extend credit and standby letters of credit are generally not marketable. Furthermore, interest rates on any amounts drawn under such commitments would be generally established at market rates at the time of the draw. Fair values for the Bank’s commitments to extend credit and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the counterparty’s credit standing, and discounted cash flow analyses.

(j)	Obligations under Capital Leases
      The fair value of obligations under capital leases is determined using a present value of future minimum lease payments discounted at the current interest rate at the time of lease inception.

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
      The carrying amounts and fair values of the Bank’s financial instruments consist of the following at March 31, 2005 and June 30, 2004 and 2003:

			June 30,

	March 31,
	2005		2004		2003

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

Cash and cash equivalents	$17,617,090	17,617,090	19,391,669	19,391,669	28,767,254	28,767,254
Mortgage-related securities	55,749,303	55,749,303	77,818,962	77,818,962	75,756,724	75,756,724
Debt securities	31,530,807	31,530,807	21,729,911	21,729,911	14,695,709	14,695,709
Loans receivable	1,172,534,449	1,170,299,155	1,063,593,992	1,062,687,786	940,053,153	942,683,660
FHLB stock	13,909,500	13,909,500	13,321,500	13,321,500	8,657,800	8,657,800
Cash surrender value of life insurance	21,701,138	21,701,138	20,980,507	20,980,507	19,609,773	19,609,773
Accrued interest receivable	1,137,857	1,137,857	915,984	915,984	1,003,135	1,003,135
Deposits	1,086,262,653	1,086,262,653	1,035,587,947	1,041,135,138	909,490,938	922,773,817
Advance payments by borrowers for taxes	7,667,491	7,667,491	14,445,984	14,445,984	13,649,304	13,649,304
FHLB advances	106,162,292	105,395,717	60,000,000	60,000,000	60,000,000	60,000,000
Accrued interest payable	2,324,261	2,324,261	1,704,718	1,704,718	1,372,219	1,372,219
Obligations under capital leases	3,422,886	3,422,886	—	—	—	—
Commitments to extend credit	—	*	—	*	—	*
Standby letters of credit	6,971	6,791	14,896	14,895	1,368	1,368

*	Amount not material

(12)	Segments and Related Information
      The Bank is required to report each operating segment, based on materiality thresholds of ten percent or more, certain amounts such as revenue. Additionally, the Bank is required to report separate operating segments until the revenue attributable to such segments is at least 75% of total consolidated revenue. The Bank provides a broad range of financial services to individuals and companies in southeastern Wisconsin. These services include demand, time, and savings products and commercial and retail lending. While the Bank chief decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a bankwide basis. Since the Bank’s business units have similar basic characteristics in the nature of the products, production processes, and type or class of customer for products or services, and do not meet materiality thresholds based on the requirements of reportable segments, these business units are considered one operating segment.

(13)	Plan of Reorganization (Unaudited)
      The Bank’s Board of Directors adopted the Plan of Reorganization and related Stock Issuance Plan on May 17, 2005, as amended on June 3, 2005, under which Wauwatosa Holdings and Lamplighter Financial,

WAUWATOSA SAVINGS BANK AND SUBSIDIARIES
Notes to Consolidated Financial Statements — (Continued)
MHC, a Wisconsin-chartered mutual holding company, will be formed. Wauwatosa Holdings will issue a minority of its common stock to persons other than the MHC. Upon completion of the reorganization, the MHC will own a majority of the outstanding shares of common stock of Wauwatosa Holdings and Wauwatosa Holdings will own 100% of the common stock of the Bank. The Bank, Wauwatosa Holdings and the MHC will all be chartered by the state of Wisconsin.
      Wauwatosa Holdings intends to sell 30% of its outstanding common stock to eligible persons in a registered stock offering. Additionally, Wauwatosa Holdings will contribute 1.65% of the outstanding shares to the Wauwatosa Savings Bank Fund of the Waukesha County Community Foundation, a currently existing charitable foundation to which the Bank has previously made donations of cash. The remaining 68.35% will be owned by the MHC. Completion of the reorganization and stock offering must be approved by the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation and the establishment of Wauwatosa Holdings and the MHC must be approved by the Federal Reserve Board. Applications for approval have been made and approval is anticipated.
      Some of the proceeds from the offering will be loaned to a newly formed employee stock ownership plan to fund its purchase of approximately 8% of the total shares sold in the offering and those contributed to the charitable foundation.

Wauwatosa Holdings, Inc.
Holding Company for Wauwatosa Savings Bank
7,935,000 Shares of Common Stock
(Subject to Increase to up to 9,125,250 Shares)

PROSPECTUS

Keefe, Bruyette & Woods
                    , 2005
      Until the later of                     2005 or [90 days] after the commencement of the offering, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Legal Fees and Expenses	$550,000
Accounting Fees and Expenses	125,000
Appraisal and Business Plan Fees and Expenses	115,000
Conversion Agent	77,000
Printing, Postage and Mailing Expenses	200,000
Processing Expenses	20,000
Stock Certificate Expenses	5,000
Transfer Agent and Registrar Fees and Expenses	15,000
Marketing Agent Fees and Expenses	800,000
Filing Fees (Wisconsin Department of Financial Institutions, FDIC, NASD, Nasdaq, FRB and SEC)	160,000
Other	47,000
*Total	$2,114,000

*	Wauwatosa Savings Bank has retained Keefe, Bruyette & Woods, Inc. to assist in the sale of common stock on a best efforts basis in the offering. Fees are estimated at the midpoint of the offering range.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
      The Registrant is being incorporated under the Wisconsin Business Corporation Law (“WBCL”). Under Section 180.0851(1) of the WBCL, the Registrant is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Registrant. In all other cases, the Registrant is required by Section 180.0851(2) of the WBCL to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was an officer or director of the Registrant, unless it is determined that he or she breached or failed to perform a duty owed to the Registrant and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858(1) of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant’s articles of incorporation, bylaws, a written agreement or a resolution of the Board of Directors or shareholders.
      Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.
      Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.
      Under Section 180.0833 of the WBCL, directors of the Registrant against whom claims are asserted with respect to the declaration of an improper dividend or other distribution to shareholders to which they assented are entitled to contribution from other directors who assented to such distribution and from shareholders who knowingly accepted the improper distribution, as provided therein.
      The Registrant’s Bylaws contain provisions that generally parallel the indemnification provisions of the WBCL, make mandatory certain of the permissive indemnities and cover certain procedural matters which are not dealt with in the WBCL. Directors and officers of the Registrant are also covered by directors’ and officers’ liability insurance under which they are insured (subject to certain exceptions and limitations specified in the policy) against expenses and liabilities arising out of proceedings to which they are parties by reason of being or having been directors or officers.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.
      Not Applicable.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
      See the Exhibit Index following the Signatures page in this Registration Statement, which Exhibit Index is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.
      (a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wauwatosa, State of Wisconsin, on July 19, 2005.

WAUWATOSA HOLDINGS, INC.
(Registrant)

By:	/s/ Donald J. Stephens

Donald J. Stephens

President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated and on the date indicated.
Signature and Title

/s/ Donald J. Stephens Donald J. Stephens, Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ Richard C. Larson Richard C. Larson, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*/s/ Barbara J. Coutley Barbara J. Coutley, Director	*/s/ Thomas E. Dalum Thomas E. Dalum, Director

*/s/ Michael L. Hansen Michael L. Hansen, Director	*/s/ Patrick S. Lawton Patrick S. Lawton, Director

*/s/ Stephen J. Schmidt Stephen J. Schmidt, Director

*	By Donald J. Stephens, as of July 19, 2005, pursuant to Power of Attorney.

WAUWATOSA HOLDINGS, INC.
(the “Registrant”)
EXHIBIT INDEX
TO
PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
      The following exhibits are filed with, or incorporated by reference in, this Registration Statement on Form S-1:

		Incorporated Herein	Filed	Previously
Exhibit	Description	by Reference to	Herewith	Filed

1.1	Form of Agency Agreement between Wauwatosa Savings Bank and Keefe, Bruyette & Woods, Inc.		X
1.2	Engagement Letter between Wauwatosa Savings Bank and Keefe, Bruyette & Woods, Inc.			X
2.1	Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company of Wauwatosa Savings Bank, as adopted on May 17, 2005 and amended on June 3, 2005 (the “Plan”)			X
3.1	Proposed Articles of Incorporation of the Registrant			X
3.2	Proposed Bylaws of the Registrant			X
4.1	Form of Common Stock Certificate of Wauwatosa Holdings, Inc.			X
5.1	Opinion of Quarles & Brady LLP on the legality of the securities being registered		X
8.1	Opinion of Quarles & Brady LLP on certain federal income tax matters		X
8.2	Opinion of Quarles & Brady LLP on certain State of Wisconsin income tax matters		X
10.1	Wauwatosa Savings Bank Employee Stock Ownership Plan and Trust			X
10.2	Supplemental Retirement Benefit Plan between Wauwatosa Savings Bank and Donald J. Stephens			X
10.3	Form of Employment Agreement between Wauwatosa Savings Bank and Donald J. Stephens		X
16.1	Letter from Ernst & Young LLP			X
21.1	Subsidiaries of the Registrant			X
23.1	Consent of KPMG LLP		X
23.2	Consent of Ernst & Young LLP		X
23.3	Consents of Quarles & Brady LLP	Contained in Exhibits 5.1, 8.1 and 8.2
23.4	Consent of RP Financial, LC.			X
24.1	Powers of Attorney			X
99.1	Engagement Letter between Wauwatosa Savings Bank and RP Financial, LC regarding business plan services			X
99.2	Engagement Letter between Wauwatosa Savings Bank and RP Financial, LC regarding appraisal services			X

			Incorporated Herein	Filed	Previously
Exhibit		Description	by Reference to	Herewith	Filed

99.3		RP Financial Preliminary Appraisal, dated as of May 20, 2005. †			X
99	.3.1	Hardship letter from SEC regarding Exhibit 99.3		X
99.4		Engagement Letter between Wauwatosa Savings Bank and Crowe Chizek and Company LLC			X
99.5		Stock Order and Acknowledgement Form			X
99.6		Forms of Marketing Materials			X
99.7		Form of Wauwatosa Savings Bank proxy materials			X

†	Portions of this exhibit have been filed through EDGAR. In accordance with Rule 202 of Regulation S-T, the entire exhibit has been filed in paper format pursuant to a continuing hardship exemption.